
13001188

VULCAN MATERIALS COMPANY

2012 ANNUAL REPORT


Vulcan
Materials Company



Don James
Chairman and
Chief Executive Officer

To our shareholders and friends:

2012 was a year of decisive action and spirited performance by our employees, despite a challenging economic environment.

While construction activity was weaker than in 2011, resulting in lower volumes for our Company, we nevertheless delivered sharply improved operating results.

Actions taken by our people throughout the Company over the past several years have positioned Vulcan for better performance in any phase of the economic cycle and especially in a recovering construction economy. We have achieved significant and sustainable reductions in our cost structure, and we have continued to manage our business so as to allow our operations to participate fully in a recovery, at higher margins. We have grown aggregates unit profitability notwithstanding the weak economy. We expect that any meaningful demand recovery will translate into additional improvements in unit profitability and significant earnings growth.

And there are indications that demand is finally moving in the right direction. Residential construction momentum is improving, and the consensus is that the improvement will continue. Private non-residential construction contract awards continue to grow.

We are also encouraged about the funding of public infrastructure construction. The new Highway Bill, "MAP-21," was signed into law by President Obama in July 2012. MAP-21 provides for a continuation of near-record funding levels through Fiscal Year 2014, while also significantly enhancing credit assistance funding for large infrastructure projects through the TIFIA (Transportation Infrastructure Finance and Innovation Act) program. This legislation, which also includes important highway program reforms that will bring projects to completion sooner and with less



Residential (Single + Multi) – Year-over-Year % Change in TTM
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RESIDENTIAL STARTS
RESIDENTIAL CPIP (NSA)
Sources: Census Bureau, McGraw-Hill and Company Data
CPIP = Construction Put-in-Place, excludes Remodeling Improvements
TTM = Trailing Twelve Months
NSA = Not Seasonally Adjusted
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red tape and bureaucratic waste, provides both stability and predictability for state highway programs.

The last several years have presented us with a challenging journey, but one we have every confidence will lead to record earnings well before volumes fully recover. The hostile takeover attempt by a competitor is behind us. In spite of the significant distractions and costs caused by Martin Marietta's unsolicited exchange offer, our people continued to operate safely and efficiently, to serve our customers well, and to build an even stronger Vulcan Materials Company. Our focus is clear, and our fundamental strengths—outstanding employees, strong and loyal customers, the best production locations in the United States, and superior cash gross profit margin per ton—remain firmly in place.

OVERVIEW OF RESULTS

Given the continuing weak macroeconomic environment, our performance in 2012 was strong. We grew Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) significantly in 2012. We ended 2012 with our fifth consecutive quarter of year-over-year higher unit profitability in aggregates and lower SAG (selling, administrative, and general) expense. The key to our continued strong performance in the face of considerable headwinds is to be found in our people. Our workforce is second to none—the best in the business. The people of Vulcan are well trained, highly motivated and focused on what matters. This includes a keen focus on managing controllable costs, as well as a commitment to meeting and exceeding our customers' expectations.



30%
Private Non-Residential Buildings – Year-over-Year % Change in TTM
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PRIVATE NR BUILDING AWARDS (SF)
PRIVATE NR BUILDING CPIP (NSA)
Sources: Census Bureau, McGraw-Hill and Company Data
CPIP = Construction Put-in-Place
TTM = Trailing Twelve Months
NSA = Not Seasonally Adjusted
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For 2012, cash gross profit per ton in aggregates was 5 percent higher than that of the prior year. SAG expense was down 11 percent and Adjusted EBITDA increased $59.5 million or 17 percent—all while our aggregates shipments declined 1 percent. These results demonstrate the benefits of our ongoing focus on reducing controllable costs, maximizing operating efficiency across the organization, and providing effective price leadership in our markets.

We have made concerted efforts to enhance our profitability by extending and improving our already robust procurement practices to capture significant incremental savings across a broad array of spending categories. We are also seeing a positive impact from the critical investments we have made over the past few years to replace legacy IT systems and processes with new Enterprise Resource Planning (ERP) and shared services platforms. We have significantly streamlined processes and reduced back-office costs while providing enhanced reporting flexibility to monitor and control costs. These restructuring actions taken in 2011 and 2012 resulted in annualized overhead cost savings of more than $55 million.

OUTLOOK

2013 AND BEYOND

As you can see by the accompanying charts of leading indicators of construction activity—including residential, private non-residential, highways and non-highway infrastructure—the outlook for our industry and our business is improving. This is the first time in years that we are starting to see an emerging recovery in these indicators, especially in the private sector.

While the economic and construction-related fundamentals that drive demand for our products continue to improve from the historically low levels created by the economic downturn, there is a lag in the impact on our businesses. Our expectations for growth in volumes in 2013 are consequently cautious; but we are confident that improving construction contract awards, both public and private, will lead to considerably higher demand for our products as these projects get underway. However great the actual improvement may be, our strong operating leverage will enable us to generate significant earnings growth as the economy improves.

Leading indicators of private construction activity, specifically residential housing starts and contract awards for nonresidential buildings, continue to improve in our markets. Consequently, aggregates demand in private construction, particularly residential, is beginning to grow. We are seeing evidence of this growth in several key states, including California, Georgia, Florida, Texas and Arizona.

For public construction, passage of the new federal highway bill in July of 2012 is providing stability and predictability to future highway funding. The large increase in TIFIA funds contained in the new highway bill provides leveraged funding of up to $50 billion according to the U.S. Department of Transportation, and should positively affect demand in the future. TIFIA program support for large-scale transportation infrastructure projects has already been eagerly embraced by several of the largest states in the U.S.—some of the biggest TIFIA projects in the nation are in Vulcan-served states such as California, Texas, Florida and Virginia. The uncertain timing of larger projects, including TIFIA-funded projects, continues to make forecasting quarterly volume growth difficult.


Public Highways – Year-over-Year % Change in TTM Contract Awards
Sources: McGraw-Hill and Company Data
TTM = Trailing Twelve Months
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ARRA
ISTEA
NO BILL
TEA-21
NO BILL
SAFETEA-LU
NO BILL
MAP-21
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SEPT 2014



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Other Public Infrastructure – Year-over-Year % Change in TTM
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PUBLIC INFRASTRUCTURE AWARDS
PRIVATE INFRASTRUCTURE CPIP (NSA)
Sources: Census Bureau, McGraw-Hill and Company Data
CPIP = Construction Put-in-Place, excludes Highways and Buildings
TTM = Trailing Twelve Months
NSA = Not Seasonally Adjusted
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CONTINUING TO STRENGTHEN OUR BALANCE SHEET

Our balance sheet continues to improve. To maintain that momentum, our management team will continue to focus on prudently divesting non-core assets, reducing debt and building our aggregates positions in key markets to strengthen an aggregates asset portfolio that already delivers the highest unit cash gross profit in the aggregates industry.

We generated $238.5 million in cash from our operations in 2012. We raised another $168.6 million in cash proceeds from various strategic asset sales and related transactions. We retired an additional $135 million in debt and made several strategic investments. This left us with $275.5 million cash on hand, which is available to pay the $151 million of debt maturities scheduled in 2013. We expect future debt maturities will be funded from available cash and free cash flows, with our $600 million line of credit still in place for short-term liquidity needs. We expect net interest expense to decrease by approximately $14 million from 2012 to 2013.

These moves have greatly enhanced our liquidity and are providing the financial flexibility to continue investing in our business as the economy, and our volumes, recover. Measures such as these, combined with our efforts to enhance profitability, will also enable us to achieve an important goal for us: restoring a meaningful dividend.

ENDURING STRENGTHS

Aggregates are the most essential of basic inputs to private and public construction, infrastructure and growth. Vulcan remains the leading supplier of those aggregates in the United States, with unmatched, easily accessed, permitted reserves and superior aggregates operations.

We are well-positioned to capitalize on market recovery. Recent financial results demonstrate strong operating leverage, with commensurately strong conversion of incremental sales to cash flow. Our de-risked balance sheet provides great potential to deliver enhanced shareholder value going forward. We offer proven operational expertise, attractive unit profitability and industry-leading pricing growth. All of these factors contribute to our favorable prospects for long-term growth.

Population growth drives demand for our essential products, and our footprint is concentrated in dynamic markets where population continues to grow at a pace exceeding national averages by a significant factor. Our aggregates assets are strategically positioned in attractive markets. We serve more of the nation's high-growth areas than any other aggregates producer—19 of the 25 highest-growth metropolitan areas in the United States are served by Vulcan.

We are fully prepared to meet demand as it rises. Our high-quality reserves—at 15 billion tons, the country's largest reported proven and probable reserve base—are close to these growth markets, and our distribution systems are unsurpassed. And we have the right people to meet the challenges ahead.

In a year that brought many challenges, our employees stayed the course, delivered superior results in our aggregates business, and proved once again that they are the very best in the business. Their focus and efforts have positioned Vulcan for superior performance and results.

We are optimistic about our future. Vulcan offers enduring, fundamental strengths and remains well-positioned for increasing profitability and significant long-term growth.

Thank you for your continued interest and support.

Donald M. James
Chairman and Chief Executive Officer
March 15, 2013

MANAGEMENT UPDATE

In November 2012, Vulcan announced the following leadership changes:

Danny R. Shepherd, formerly Executive Vice President—Construction Materials, was appointed to the position of Executive Vice President and Chief Operating Officer.

Robert A. Wason IV, Senior Vice President, General Counsel, is retiring from Vulcan in late 2013, and will serve as Senior Advisor to the Executive Management Team until that time. We thank Bob for his dedication and commitment to Vulcan over the past 24 years, and we look forward to his continuing strategic counsel, which has been of great value to Vulcan over many years.

Michael R. Mills, formerly Senior Vice President—East Region, was appointed to the position of Senior Vice President, General Counsel. Michael will also serve as our Corporate Compliance Officer.

John R. McPherson formerly Senior Vice President—Strategic Planning and Business Development, was appointed to the position of Senior Vice President—East Region.

In February 2013, as part of our ongoing process of streamlining the business for continuing improvement, we made structural changes to the Central and South Regions. These changes continue the improvements to the regional structure that were launched in late 2011 and should further enhance Vulcan's ongoing improvements in operating and overall business results.

Vulcan's Central Region operations in the former Southern-Gulf Coast Division footprint, including Alabama, Arkansas, Louisiana, Mississippi and the Grand Rivers facility in Kentucky, have been integrated with the South Region, led by Senior Vice President Tom Hill.

With the realignment, the Central Region consists of Vulcan's operations in Tennessee, Kentucky, Illinois and Wisconsin. Stan Bass will continue to serve as Senior Vice President of the Central Region. Stan also assumed responsibility for our business in California and Arizona, as Senior Vice President—West. Alan Wessel, who previously served in our West Region as Senior Vice President—West, retired on February 1, 2013. We are very grateful to Alan for his loyal service and many contributions to Vulcan over the years.

The East Region, led by Senior Vice President John McPherson, will continue to operate with its present structure and management.

These appointments and organizational changes are part of Vulcan's ongoing management succession process to develop our new leadership team for the future. They also position us to make continuing improvements in our business as we serve a reviving American economy, further advance our ability to capitalize on future growth opportunities and enhance shareholder value.

2012
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012
Commission file number: 001-33841

VULCAN MATERIALS COMPANY
(Exact Name of Registrant as Specified in Its Charter)

New Jersey
(State or other jurisdiction of incorporation or organization)

20-8579133
(I.R.S. Employer Identification No.)

1200 Urban Center Drive, Birmingham, Alabama 35242
(Address of Principal Executive Offices) (Zip Code)

(205) 298-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer X	Accelerated filer __
Non-accelerated filer __	Smaller reporting company __

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes __ No X

Aggregate market value of voting and non-voting common stock held by non-affiliates as of June 30, 2012:	$5,118,918,572
Number of shares of common stock, $1.00 par value, outstanding as of February 14, 2013:	129,872,017

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's annual proxy statement for the annual meeting of its shareholders to be held on May 10, 2013, are incorporated by reference into Part III of this Annual Report on Form 10-K.

VULCAN MATERIALS COMPANY

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2012

CONTENTS

Unless otherwise stated or the context otherwise requires, references in this report to "Vulcan," the "company," "we," "our," or "us" refer to Vulcan Materials Company and its consolidated subsidiaries.

PART I

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain of the matters and statements made herein or incorporated by reference into this report constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect our intent, belief or current expectation. Often, forward-looking statements can be identified by the use of words such as "anticipate," "may," "believe," "estimate," "project," "expect," "intend" and words of similar import. In addition to the statements included in this report, we may from time to time make other oral or written forward-looking statements in other filings under the Securities Exchange Act of 1934 or in other public disclosures. Forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. All forward-looking statements involve certain assumptions, risks and uncertainties that could cause actual results to differ materially from those included in or contemplated by the statements. These assumptions, risks and uncertainties include, but are not limited to:

- cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions we adopted, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired
- uncertainties as to the timing and valuations that may be realized or attainable with respect to planned asset sales
- general economic and business conditions
- the timing and amount of federal, state and local funding for infrastructure
- changes in our effective tax rate that can adversely impact results
- the increasing reliance on information technology infrastructure for our ticketing, procurement, financial statements and other processes can adversely effect operations in the event that the infrastructure does not work as intended or experiences technical difficulties
- the impact of the state of the global economy on our business and financial condition and access to capital markets
- changes in the level of spending for residential and private nonresidential construction
- the highly competitive nature of the construction materials industry
- the impact of future regulatory or legislative actions
- the outcome of pending legal proceedings
- pricing of our products
- weather and other natural phenomena
- energy costs
- costs of hydrocarbon-based raw materials
- healthcare costs
- the amount of long-term debt and interest expense we incur
- changes in interest rates
- the impact of our below investment grade debt rating on our cost of capital
- volatility in pension plan asset values and liabilities which may require cash contributions to our pension plans
- the impact of environmental clean-up costs and other liabilities relating to previously divested businesses
- our ability to secure and permit aggregates reserves in strategically located areas
- our ability to manage and successfully integrate acquisitions
- the potential of goodwill or long-lived asset impairment

- the potential impact of future legislation or regulations relating to climate change, greenhouse gas emissions or the definition of minerals
- the risks set forth in Item 1A "Risk Factors," Item 3 "Legal Proceedings," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 12 "Other Commitments and Contingencies" to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data," all as set forth in this report
- other assumptions, risks and uncertainties detailed from time to time in our filings made with the Securities and Exchange Commission

All forward-looking statements are made as of the date of filing or publication. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Investors are cautioned not to rely unduly on such forward-looking statements when evaluating the information presented in our filings, and are advised to consult any of our future disclosures in filings made with the Securities and Exchange Commission and our press releases with regard to our business and consolidated financial position, results of operations and cash flows.

Vulcan Materials Company is a New Jersey corporation and the nation's largest producer of construction aggregates: primarily crushed stone, sand, and gravel. We have 341 active aggregates facilities. We also are a major producer of asphalt mix and ready-mixed concrete as well as a leading producer of cement in Florida.

VULCAN'S VALUE PROPOSITION

We are the leading construction materials business in the country with superior aggregates operations. Our leading position is based upon:

- being the largest aggregates producer in the U.S.
- having a favorable geographic footprint that provides attractive long-term growth prospects
- having the largest proven and probable reserve base
- having operational expertise and pricing discipline which provides attractive unit profitability

STRATEGY FOR EXISTING AND NEW MARKETS

- Our aggregates reserves are strategically located throughout the United States in high-growth areas that are projected to grow faster than the national average and that require large amounts of aggregates to meet construction demand. Vulcan-served states are estimated to generate 75% of the total growth in U.S. population and 70% of the total growth in U.S. household formations between 2010 and 2020. Our top ten revenue producing states in 2012 were Alabama, California, Florida, Georgia, Illinois, North Carolina, South Carolina, Tennessee, Texas and Virginia.

U.S. DEMOGRAPHIC GROWTH 2010 TO 2020, TOP 10 BY STATE

	POPULATION		HOUSEHOLDS		EMPLOYMENT	
Rank	State	Share of Total U.S. Growth	State	Share of Total U.S. Growth	State	Share of Total U.S. Growth
1	**Texas**	**16%**	**Texas**	**13%**	**Texas**	**14%**
2	**California**	**14%**	**Florida**	**13%**	**California**	**10%**
3	**Florida**	**13%**	**California**	**12%**	**Florida**	**8%**
4	**North Carolina**	**6%**	**North Carolina**	**5%**	New York	6%
5	**Georgia**	**6%**	**Arizona**	**5%**	**Georgia**	**4%**
6	**Arizona**	**5%**	**Georgia**	**5%**	**North Carolina**	**4%**
7	Nevada	3%	**Virginia**	**3%**	**Arizona**	**3%**
8	**Virginia**	**3%**	Washington	3%	Ohio	3%
9	Washington	3%	Colorado	2%	**Pennsylvania**	**3%**
10	Colorado	2%	Oregon	2%	**Virginia**	**3%**
Top 10 Subtotal		70%		62%		58%
Vulcan States in Top 10:		**62%**		**55%**		**49%**
All States Served by Vulcan:		75%		70%		63%

Notes: Vulcan-served states shown in bolded blue text. Due to rounding, subtotals may not equal the sum of individual states.
Source: Moody's Analytics as of November 12, 2012

- We take a disciplined approach to strengthening our footprint by increasing our presence in metropolitan areas that are expected to grow most rapidly and divesting assets that are no longer considered part of our long-term growth strategy.
- Where practical, we have operations located close to our local markets because the cost of trucking materials long distances is prohibitive. Approximately 81% of our total aggregates shipments are delivered exclusively from the producing location to the customer by truck, and another 12% are delivered by truck after reaching a sales yard by rail or water.

COMPETITORS

We operate in an industry that generally is fragmented with a large number of small, privately-held companies. We estimate that the ten largest aggregates producers account for approximately 30% to 35% of the total U.S. aggregates production. Despite being the industry leader, Vulcan's total U.S. market share is less than 10%. Other publicly traded companies among the ten largest U.S. aggregates producers include the following:

- Cemex S.A.B. de C.V.
- CRH plc
- HeidelbergCement AG
- Holcim Ltd.
- Lafarge
- Martin Marietta Materials, Inc.
- MDU Resources Group, Inc.

Because the U.S. aggregates industry is highly fragmented, with over 5,000 companies managing almost 10,000 operations, many opportunities for consolidation exist. Therefore, companies in the industry tend to grow by acquiring existing facilities to enter new markets or by enhancing their existing market positions.

BUSINESS STRATEGY

Vulcan provides the basic materials for the infrastructure needed to expand the U.S. economy. Our strategy is based on our strength in aggregates. Aggregates are used in all types of construction and in the production of asphalt mix and ready-mixed concrete. Our materials are used to build the roads, tunnels, bridges, railroads and airports that connect us, and to build the hospitals, churches, shopping centers, and factories that are essential to our lives and the economy. The following graphs illustrate the relationship of our four operating segments to sales.

AGGREGATES-LED VALUE CREATION — 2012 NET SALES


2%
17%
15%
66%
5%
95%
Aggregates
Asphalt Mix
Concrete
Cement
Sales tied to Aggregates*
All other sales

* Represents sales to external customers of our aggregates and our downstream products that use our aggregates.

Our business strategies include: 1) aggregates focus, 2) coast-to-coast footprint, 3) profitable growth, 4) tightly managed operational and overhead costs, and 5) effective land management.

1. AGGREGATES FOCUS

Aggregates are used in virtually all types of public and private construction projects and practically no substitutes for quality aggregates exist. Our focus on aggregates allows us to:

- **BUILD AND HOLD SUBSTANTIAL RESERVES**: The locations of our reserves are critical to our long-term success because of barriers to entry created in many metropolitan markets by zoning and permitting regulations and high transportation costs. Our reserves are strategically located throughout the United States in high-growth areas that will require large amounts of aggregates to meet future construction demand. Aggregates operations have flexible production capabilities and, other than energy inputs required to process the materials, require virtually no other raw material other than aggregates reserves which we own or control by leases. Our downstream businesses (asphalt mix and concrete) use Vulcan-produced aggregates almost exclusively.
- **TAKE ADVANTAGE OF BEING THE LARGEST PRODUCER**: Each aggregates operation is unique because of its location within a local market with particular geological characteristics. Every operation, however, uses a similar group of assets to produce saleable aggregates and provide customer service. Vulcan is the largest aggregates company in the U.S., whether measured by production or by revenues. Our 341 active aggregates facilities provide opportunities to standardize operating practices and procure equipment (fixed and mobile), parts, supplies and services in an efficient and cost-effective manner, both regionally and nationally. Additionally, we are able to share best practices across the organization and leverage our size for administrative support, customer service, accounting, accounts receivable and accounts payable, technical support and engineering.

2. COAST-TO-COAST FOOTPRINT

Demand for construction aggregates correlates positively with changes in population growth, household formation and employment. We have pursued a strategy to increase our presence in metropolitan areas that are expected to grow the most rapidly.



Vulcan's top ten revenue producing states in 2012
Other Vulcan-served states

3. PROFITABLE GROWTH

Our growth is a result of acquisitions, cost management and investment activities.

- **STRATEGIC ACQUISITIONS:** Since becoming a public company in 1956, Vulcan has principally grown by mergers and acquisitions. For example, in 1999 we acquired CalMat Co., thereby expanding our aggregates operations into California and Arizona and making us one of the nation's leading producers of asphalt mix and ready-mixed concrete.

  In 2007, we acquired Florida Rock Industries, Inc., the largest acquisition in our history. This acquisition expanded our aggregates business in Florida and other southeastern and Mid-Atlantic states, as well as adding to our ready-mixed concrete business and added cement manufacturing and distribution facilities in Florida.

  In addition to these large acquisitions, we have completed many smaller acquisitions that have contributed significantly to our growth.

- **REINVESTMENT OPPORTUNITIES WITH HIGH RETURNS:** During this decade, Moody's Analytics projects that 75% of the U.S. population growth will occur in Vulcan-served states. The close proximity of our production facilities and our aggregates reserves to this projected population growth creates many opportunities to invest capital in high-return projects — projects that will add reserves, increase production capacity and improve costs.

4. TIGHTLY MANAGED OPERATIONAL AND OVERHEAD COSTS

In a business where aggregates sell, on average, for approximately $10.00 per ton, we are accustomed to rigorous cost management throughout economic cycles. Small savings per ton add up to significant cost reductions. We are able to adjust production levels to meet varying market conditions without jeopardizing our ability to take advantage of future increased demand.

Our knowledgeable and experienced workforce and our flexible production capabilities have allowed us to manage operational and overhead costs aggressively during the prolonged recession. In addition to cost reduction steps taken in previous years, in 2012 we continued to control costs aggressively in our operations which improved our per-ton margins. As a result, our cash earnings for each ton of aggregates sold in 2012 was 27% higher than at the peak of demand in 2005 (refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Non-GAAP disclosures). In 2012, we also reorganized our company structure enabling us to make significant reductions in our Selling, Administrative and General (SAG) expense.



Aggregates Segment Cash Gross Profit - Trailing Twelve Months ($/Ton)
$/Ton
$5.00
$4.00
$3.00
$2.00
$1.00
$-
2004
2005
2006
2007
2008
2009
2010
2011
2012
Aggregates Segment Gross Profit /Ton (TTM)
Aggregates Segment DDAA /Ton (TTM)

5. EFFECTIVE LAND MANAGEMENT

We believe that effective land management is both a business strategy and a social responsibility that contributes to our success. Good stewardship requires the careful use of existing resources as well as long-term planning because mining, ultimately, is an interim use of the land. Therefore, we strive to achieve a balance between the value we create through our mining activities and the value we create through effective post-mining land management. We continue to expand our thinking and focus our actions on wise decisions regarding the life cycle management of the land we currently hold and will hold in the future.

PRODUCT LINES

We have four reporting segments organized around our principal product lines:

- aggregates
- concrete
- asphalt mix
- cement

1. AGGREGATES



Strategically Positioned
75%
Share of U.S. population growth
Leading Reserve Position
15.0
Billion tons of aggregates reserves
Unit Profitability Continues to Grow
27%
Higher than peak-year in volumes

A number of factors affect the U.S. aggregates industry and our business including markets, reserves and demand cycles.

- **LOCAL MARKETS:** Aggregates have a high weight-to-value ratio and, in most cases, must be produced near where they are used; if not, transportation can cost more than the materials rendering such material uncompetitive compared to locally produced materials. Exceptions to this typical market structure include areas along the U.S. Gulf Coast and the Eastern Seaboard where there are limited supplies of locally available high quality aggregates. We serve these markets from inland quarries — shipping by barge and rail — and from our quarry on Mexico's Yucatan Peninsula. We transport aggregates from Mexico to the U.S. principally on our three Panamax-class, self-unloading ships.
- **DIVERSE MARKETS:** Large quantities of aggregates are used in virtually all types of public- and private-sector construction projects such as highways, airports, water and sewer systems, industrial manufacturing facilities, residential and nonresidential buildings. Aggregates also are used widely as railroad track ballast.
- **LOCATION AND QUALITY OF RESERVES:** We currently have 15.0 billion tons of permitted and proven or probable aggregates reserves. The bulk of these reserves are located in areas where we expect greater than average rates of growth in population, jobs and households, which require new infrastructure, housing, offices, schools and other development. Such growth requires aggregates for construction. Zoning and permitting regulations in some markets have made it increasingly difficult for the aggregates industry to expand existing quarries or to develop new quarries. These restrictions could curtail expansion in certain areas, but they also could increase the value of our reserves at existing locations.

- **DEMAND CYCLES:** Long-term growth in demand for aggregates is largely driven by growth in population, jobs and households. While short- and medium-term demand for aggregates fluctuates with economic cycles, declines have historically been followed by strong recoveries, with each peak establishing a new historical high. In comparison to all other recent demand cycles, the current downturn has been unusually steep and long, making it difficult to predict the timing or strength of future recovery.

However, there are signs the current cyclical downturn is drawing to a close and a recovery in private construction is taking hold. Residential construction, as measured by housing starts, has bottomed out, and a sustained recovery appears to be underway. Since October 2011, year-over-year growth in trailing twelve month housing starts has been increasing. This is significant because housing contributes to Gross Domestic Product (GDP) in two basic ways: through fixed investment and through consumption spending and housing services. Residential investment, which includes construction of both new single-family and multi-family structures, has the most direct impact on construction activity. During the last four housing recoveries after economic downturns, increased construction activity in other end markets has followed growth in housing starts.

The diagram below depicts how housing starts can have a direct and indirect impact on the overall economy and construction end markets. Housing starts lead to growth in demand for private investment as well as initial and ongoing sources of tax revenue, both of which drive increased construction activity. Historically, housing has contributed 17% to 18% of GDP, according to the National Association of Home Builders.


Private Investment
Nonresidential Building (e.g. Retail, Office, Health Care and Restaurants) and Private Support Infrastructure (e.g. Power, Utility and Communication)
Tax Revenue
Locally Funded Building (e.g. Schools, Municipal and Public Services) and Locally Funded Infrastructure (e.g. Roads, Sewer, Water and Recreation)
Housing
17-18% of GDP
Historically

In addition, the following factors influence the aggregates market:

- **HIGHLY FRAGMENTED INDUSTRY:** The U.S. aggregates industry is composed of over 5,000 companies that manage almost 10,000 operations. This fragmented structure provides many opportunities for consolidation. Companies in the industry commonly enter new markets or expand positions in existing markets through the acquisition of existing facilities.
- **RELATIVELY STABLE DEMAND FROM THE PUBLIC SECTOR:** Publicly funded construction activity has historically been more stable and less cyclical than privately funded construction, and generally requires more aggregates per dollar of construction spending. Private construction (primarily residential and nonresidential buildings) typically is more affected by general economic cycles than publicly funded projects (particularly highways, roads and bridges) which tend to receive more consistent levels of funding throughout economic cycles.

- **LIMITED PRODUCT SUBSTITUTION:** There are limited substitutes for quality aggregates. In urban locations, recycled concrete and asphalt have applications as a lower-cost alternative to virgin aggregates. However, many types of construction projects cannot be served by recycled concrete or asphalt but require the use of virgin aggregates to meet specifications and performance-based criteria for durability, strength and other qualities.
- **WIDELY USED IN DOWNSTREAM PRODUCTS:** In the production process, aggregates are processed for specific applications or uses. Two products that use aggregates as a raw material are asphalt mix and ready-mixed concrete. By weight, aggregates comprise approximately 95% of asphalt mix and 78% of ready-mixed concrete.
- **FLEXIBLE PRODUCTION CAPABILITIES:** The production of aggregates is a mechanical process in which stone is crushed and, through a series of screens, separated into various sizes depending on how it will be used. Production capacity can be flexible by adjusting operating hours to meet changing market demand.
- **RAW MATERIAL INPUTS LARGELY UNDER OUR CONTROL:** Unlike typical industrial manufacturing industries, the aggregates industry does not require the input of raw material beyond owned or leased aggregates reserves. Stone, sand and gravel are naturally occurring resources. However, production does require the use of explosives, hydrocarbon fuels and electric power.

OUR MARKETS

We focus on the U.S. markets with the greatest expected population growth and where construction is expected to expand. Because transportation is a significant part of the delivered cost of aggregates, our facilities are typically located in the markets they serve or with access to economical transportation to their markets. We serve both the public and the private sectors.

PUBLIC SECTOR

Public sector construction includes spending by federal, state, and local governments for highways, bridges and airports as well as other infrastructure construction for sewer and waste disposal systems, water supply systems, dams, reservoirs and other public construction projects. Construction for power plants and other utilities is funded from both public and private sources. In 2012, publicly funded construction accounted for approximately 54% of our total aggregates shipments.

- **PUBLIC SECTOR FUNDING:** Generally, public sector construction spending is more stable than private sector construction because public sector spending is less sensitive to interest rates and has historically been supported by multi-year legislation and programs. For example, the federal transportation bill is a principal source of funding for public infrastructure and transportation projects. For over two decades, a portion of transportation projects has been funded through a series of multi-year bills. The long-term aspect of these bills is critical because it provides state departments of transportation with the ability to plan and execute long-term and complex highway projects. Federal highway spending is governed by multi-year authorization bills and annual budget appropriations using funds largely from the Federal Highway Trust Fund. This Trust Fund receives funding from taxes on gasoline and other levies. The level of state spending on infrastructure varies across the United States and depends on individual state needs and economies. In 2012, approximately 30% of our aggregates sales by volume were used in highway construction projects.

- **FEDERAL HIGHWAY FUNDING:** In June 2012, Congress passed MAP-21, a new multi-year highway bill. There was overwhelming bipartisan support for this legislation in both the House and the Senate, and it was signed into law by the President on July 6, 2012. This bill provides state departments of transportation with the funding certainty to move forward on infrastructure programs, and it helps rebuild America's aging infrastructure by modernizing and reforming our current transportation system, while also protecting millions of jobs.

  MAP-21 maintains essentially level funding for the next two fiscal years, with approximately $105 billion for total funding through Fiscal Year 2014. It extends the Highway Trust Fund and tax collections through Fiscal Year 2016 adding additional stability to the Federal Highway Program. The bill's substantial highway provisions are more reform-focused than previous bills, with a strong emphasis on improving project delivery and eliminating red tape that has slowed the construction of highway projects. Funding directly for highways provides a floor of $82 billion for Fiscal Years 2013 and 2014. On top of this, there is a very significant increase in the Transportation Infrastructure Finance & Innovation Act (TIFIA) program. Funding for this program will increase to $1.75 billion over the next two-year period from $122 million per year under the previous multi-year highway bill known as SAFETEA-LU. TIFIA funding is typically leveraged by a factor of 10, so that there is the potential for $17.5 billion in additional major project funding for Fiscal Years 2013 and 2014. The U.S. Department of Transportation estimates this new TIFIA funding will support $30 to $50 billion in new construction. However, given administrative requirements and other factors, it is expected that TIFIA will not have a meaningful impact on aggregates shipments until 2014 and beyond.

  TIFIA is a highly popular program that stimulates private capital investment for projects of national or regional significance in key growth areas throughout the United States, including large portions of our footprint. The program provides credit assistance in the form of secured loans, loan guarantees and lines of credit to major transportation infrastructure projects. Eligible sponsors for TIFIA projects include state and local governments, private firms, special authorities and transportation improvement districts. Eligible projects include highways and bridges, large multi-modal projects, as well as freight transfer and transit facilities. We are well positioned in states that are likely to get a disproportionate number of TIFIA-funded projects.

  Overall, MAP-21 creates a positive framework for future authorizations through its significant reforms, consolidating and simplifying federal highway programs, accelerating the project delivery process, expanding project financing and promoting public-private partnership opportunities. The fact that Congress was able to pass the bill given the political climate in Washington, maintaining funding levels while also adding an additional year of program funding beyond what was expected, has its own significance and makes us even more optimistic about the ability of Congress to continue to work towards long-term solutions that will rebuild America's infrastructure.

PRIVATE SECTOR

The private sector markets include both nonresidential building construction and residential construction and is considerably more cyclical than public construction. In 2012, privately-funded construction accounted for approximately 46% of our total aggregates shipments.

- **NONRESIDENTIAL CONSTRUCTION:** Private nonresidential building construction includes a wide array of projects. Such projects generally are more aggregates intensive than residential construction. Overall demand in private nonresidential construction generally is driven by job growth, vacancy rates, private infrastructure needs and demographic trends. The growth of the private workforce creates demand for offices, hotels and restaurants. Likewise, population growth generates demand for stores, shopping centers, warehouses and parking decks as well as hospitals, churches and entertainment facilities. Large industrial projects, such as a new manufacturing facility, can increase the need for other manufacturing plants to supply parts and assemblies. Construction activity in this end market is influenced by a firm's ability to finance a project and the cost of such financing.

  Consistent with past cycles of private sector construction, private nonresidential construction activity remained strong after residential construction peaked in 2006. Contract awards are a leading indicator of future construction activity and a continuation of the recent trend in awards should translate to growth in demand for aggregates. However, in late 2007, contract awards for private nonresidential buildings peaked. In 2008, contract awards in the U.S. declined 23% from the prior year and in 2009 fell sharply, declining 54% from 2008 levels. However, after bottoming in 2010, trailing twelve-month contract awards for private nonresidential buildings began to improve in 2011, ending the year up 16% from 2010 levels. In 2012, private nonresidential building awards grew another 14%, which was entirely attributable to strength in contract awards for stores and office buildings, up 34% and 17%, respectively. Employment growth, more attractive lending standards and general recovery in the economy will help drive continued growth in construction activity in this end market.


Private Nonresidential Buildings
Year-over-Year % Change in TTM Contract Awards
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Dec 2004
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007
Dec 2007
Jun 2008
Dec 2008
Jun 2009
Dec 2009
Jun 2010
Dec 2010
Jun 2011
Dec 2011
Jun 2012
Dec 2012

Sources: McGraw-Hill and Company Estimates
TTM = Trailing Twelve Months of Square Feet Awarded

- **RESIDENTIAL CONSTRUCTION:** The majority of residential construction is for single-family houses with the remainder consisting of multi-family construction (i.e., two family houses, apartment buildings and condominiums). Public housing comprises only a small portion of housing demand. Household formations in our markets continue to outpace household formations in the rest of the U.S. Construction activity in this end market is influenced by the cost and availability of mortgage financing. Demand for our products generally occurs early in the infrastructure phase of residential construction and later as part of driveways or parking lots.

  U.S. housing starts, as measured by McGraw-Hill data, peaked in early 2006 at over 2 million units annually. By the end of 2009, total housing starts had declined to less than 600,000 units, well below prior historical lows of approximately 1 million units annually. In 2012, total housing starts increased to 783,000 units annually. The growth in residential construction bodes well for continued recovery in our markets.


Residential
Year-over-Year % Change in TTM Housing Starts
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Dec 2004
Jun 2005
Dec 2005
Jun 2006
Dec 2006
Jun 2007
Dec 2007
Jun 2008
Dec 2008
Jun 2009
Dec 2009
Jun 2010
Dec 2010
Jun 2011
Dec 2011
Jun 2012
Dec 2012

Sources: McGraw-Hill and Company Estimates
TTM = Trailing Twelve Months of Housing Units Started

ADDITIONAL AGGREGATES PRODUCTS AND MARKETS

We sell aggregates that are used as ballast to railroads for construction and maintenance of railroad tracks. We also sell riprap and jetty stone for erosion control along waterways. In addition, stone can be used as a feedstock for cement and lime plants and for making a variety of adhesives, fillers and extenders. Coal-burning power plants use limestone in scrubbers to reduce harmful emissions. Limestone that is crushed to a fine powder can be sold as agricultural lime.

Our Brooksville, Florida calcium plant produces calcium products for the animal feed, paint, plastics, water treatment and joint compound industries. This facility is supplied with high quality calcium carbonate material mined at the Brooksville quarry.

We sell a relatively small amount of construction aggregates outside of the United States, principally in the areas surrounding our large quarry on the Yucatan Peninsula in Mexico. Nondomestic sales and long-lived assets outside the United States are reported in Note 15 "Segment Reporting" in Item 8 "Financial Statements and Supplementary Data."

OUR COMPETITIVE ADVANTAGES

The competitive advantages of our aggregates focused strategy include:

COAST-TO-COAST FOOTPRINT

- largest aggregates company in the U.S.
- high-growth markets requiring large amounts of aggregates to meet construction demand
- diversified regional exposure
- benefits of scale in operations, procurement and administrative support
- complementary asphalt mix, concrete and cement businesses in select markets
- promotion of effective land management

PROFITABLE GROWTH

- quality top-line growth that converts to higher-margin earnings and cash flow generation
- tightly managed operational and overhead costs
- more opportunities to manage our portfolio of locations to further enhance long-term earnings growth

STRATEGICALLY LOCATED ASSETS

- our reserves are located in high-growth markets that require large amounts of aggregates to meet construction demand
- zoning and permitting regulations in many metropolitan markets have made it increasingly difficult to expand existing quarries or to develop new quarries
- such regulations, while potentially curtailing expansion in certain areas, could also increase the value of our reserves at existing locations

2. CONCRETE

We produce and sell ready-mixed concrete in California, Florida, Georgia, Maryland, Texas, Virginia and the District of Columbia. Additionally, we produce and sell, in a limited number of these markets, other concrete products such as block. We also resell purchased building materials for use with ready-mixed concrete and concrete block.

This segment relies on our reserves of aggregates, functioning essentially as a customer to our aggregates operations. Aggregates are a major component in ready-mixed concrete, comprising approximately 78% by weight of this product. We meet the aggregates requirements of our Concrete segment almost wholly through our Aggregates segment. These product transfers are made at local market prices for the particular grade and quality of material required.

We serve our Concrete segment customers from our local production facilities or by truck. Because ready-mixed concrete hardens rapidly, delivery typically is within close proximity to the producing facility.

Ready-mixed concrete production also requires cement. In the Florida market, cement requirements for ready-mixed concrete production are supplied substantially by our Cement segment. In other markets, we purchase cement from third-party suppliers. We do not anticipate any material difficulties in obtaining the raw materials necessary for this segment to operate.

3. ASPHALT MIX

We produce and sell asphalt mix in Arizona, California, and Texas. This segment relies on our reserves of aggregates, functioning essentially as a customer to our aggregates operations. Aggregates are a major component in asphalt mix, comprising approximately 95% by weight of this product. We meet the aggregates requirements for our Asphalt Mix segment almost wholly through our Aggregates segment. These product transfers are made at local market prices for the particular grade and quality of material required.

Because asphalt mix hardens rapidly, delivery typically is within close proximity to the producing facility. The asphalt mix production process requires liquid asphalt cement, which we purchase entirely from third-party producers. We do not anticipate any material difficulties in obtaining the raw materials necessary for this segment to operate. We serve our Asphalt Mix segment customers from our local production facilities.

4. CEMENT

Our Newberry, Florida cement plant produces Portland and masonry cement that we sell in both bulk and bags to the concrete products industry. Our Tampa, Florida distribution facility can import and export cement and slag. Cement can be resold, blended, bagged, or reprocessed into specialty cements that we then sell. The slag is ground and sold in blended or unblended form.

The Cement segment's largest single customer is our own ready-mixed concrete operations within the Concrete segment.

An expansion of production capacity at our Newberry, Florida cement plant was completed in 2010. Total annual production capacity is 1.6 million tons per year. This plant is supplied by limestone mined at the facility. These limestone reserves total 189.8 million tons.

OTHER BUSINESS-RELATED ITEMS

SEASONALITY AND CYCLICAL NATURE OF OUR BUSINESS

Almost all of our products are produced and consumed outdoors. Seasonal changes and other weather-related conditions can affect the production and sales volumes of our products. Therefore, the financial results for any quarter do not necessarily indicate the results expected for the year. Normally, the highest sales and earnings are in the third quarter and the lowest are in the first quarter because of winter weather in the first quarter. Furthermore, our sales and earnings are sensitive to national, regional and local economic conditions and particularly to cyclical swings in construction spending, primarily in the private sector. The levels of construction spending are affected by changing interest rates and demographic and population fluctuations.

CUSTOMERS

No material part of our business is dependent upon any single customer whose loss would have an adverse effect on our business. In 2012, our top five customers accounted for 5.6% of our total revenues (excluding internal sales), and no single customer accounted for more than 1.4% of our total revenues. Our products typically are sold to private industry and not directly to governmental entities. Although approximately 45% to 55% of our aggregates shipments have historically been used in publicly funded construction, such as highways, airports and government buildings, relatively insignificant sales are made directly to federal, state, county or municipal governments/agencies. Therefore, although reductions in state and federal funding can curtail publicly funded construction, our business is not directly subject to renegotiation of profits or termination of contracts with state or federal governments.

ENVIRONMENTAL COSTS AND GOVERNMENTAL REGULATION

Our operations are subject to numerous federal, state and local laws and regulations relating to the protection of the environment and worker health and safety; examples include regulation of facility air emissions and water discharges, waste management, protection of wetlands, listed and threatened species, noise and dust exposure control for workers, and safety regulations under both MSHA and OHSA. Compliance with these various regulations requires a substantial capital investment, and ongoing expenditures for the operation and maintenance of systems and implementation of programs. We estimate that capital expenditures for environmental control facilities in 2013 and 2014 will be approximately $11.4 million and $17.1 million, respectively. These anticipated expenditures are not expected to have any material impact on our earnings or competitive position.

Frequently, we are required by state and local regulations or contractual obligations to reclaim our former mining sites. These reclamation liabilities are recorded in our financial statements as a liability at the time the obligation arises. The fair value of such obligations is capitalized and depreciated over the estimated useful life of the owned or leased site. The liability is accreted through charges to operating expenses. To determine the fair value, we estimate the cost for a third party to perform the legally required reclamation, which is adjusted for inflation and risk and includes a reasonable profit margin. All reclamation obligations are reviewed at least annually. Reclaimed quarries often have potential for use in commercial or residential development or as reservoirs or landfills. However, no projected cash flows from these anticipated uses have been considered to offset or reduce the estimated reclamation liability.

For additional information regarding reclamation obligations (referred to in our financial statements as asset retirement obligations), see Notes 1 and 17 to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data."

PATENTS AND TRADEMARKS

We do not own or have a license or other rights under any patents, registered trademarks or trade names that are material to any of our reporting segments.

OTHER INFORMATION REGARDING VULCAN

Vulcan is a New Jersey corporation incorporated on February 14, 2007, while its predecessor company was incorporated on September 27, 1956. Our principal sources of energy are electricity, diesel fuel, natural gas and coal. We do not anticipate any difficulty in obtaining sources of energy required for operation of any of our reporting segments in 2013.

As of January 1, 2013, we employed 6,727 people in the U.S. Of these employees, 613 are represented by labor unions. As of that date, outside of the U.S., we employed 300 people in Mexico and one in the Bahamas, 235 of whom are represented by a labor union. We do not anticipate any significant issues with any unions in 2013.

We do not consider our backlog of orders to be material to, or a significant factor in, evaluating and understanding our business.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, positions and ages, as of February 20, 2013, of our executive officers are as follows:

Name	*Position*	*Age*
Donald M. James	Chairman and Chief Executive Officer	64
Daniel F. Sansone	Executive Vice President and Chief Financial Officer	60
Danny R. Shepherd	Executive Vice President and Chief Operating Officer	61
Michael R. Mills	Senior Vice President and General Counsel	52
J. Wayne Houston	Senior Vice President, Human Resources	63
Ejaz A. Khan	Vice President, Controller and Chief Information Officer	55
Stanley G. Bass	Senior Vice President – Central and West Regions	51
J. Thomas Hill	Senior Vice President – South Region	53
John R. McPherson	Senior Vice President – East Region	44

The principal occupations of the executive officers during the past five years are set forth below:

Donald M. James was named Chief Executive Officer and Chairman of the Board of Directors in 1997.

Daniel F. Sansone was elected Executive Vice President and Chief Financial Officer as of February 1, 2011. Prior to that, he served as Senior Vice President and Chief Financial Officer from May 2005.

Danny R. Shepherd was elected Executive Vice President and Chief Operating Officer as of November 1, 2012. He most recently served as Executive Vice President, Construction Materials from February 1, 2011. Prior to that, he was Senior Vice President, Construction Materials East from February 2007.

Michael R. Mills was appointed Senior Vice President and General Counsel as of November 1, 2012. He most recently served as Senior Vice President – East Region from December 2011. Prior to that, he was President, Southeast Division.

J. Wayne Houston was elected Senior Vice President, Human Resources in February 2004.

Ejaz A. Khan was elected Vice President and Controller in February 1999. He was appointed Chief Information Officer in February 2000.

Stanley G. Bass was appointed Senior Vice President – Central and West Regions as of February 1, 2013. He served as Senior Vice President – Central Region from December 9, 2011 to February 1, 2013. Before that he served as President, Midsouth and Southwest Divisions from September 2010 to December 2011. Prior to that, he was President, Midsouth Division from August 2005 to August 2010.

J. Thomas Hill was appointed Senior Vice President – South Region as of December 9, 2011. He most recently served as President, Florida Rock Division from September 2010 to December 2011. Prior to that, he was President, Southwest Division from July 2004 to August 2010.

John R. McPherson was appointed Senior Vice President – East Region as of November 1, 2012. He most recently served as Senior Vice President, Strategy and Business Development. Before joining Vulcan in October 2011, Mr. McPherson was a senior partner at McKinsey & Company, a global management consulting firm from 1995 to 2011.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

Below is a graph comparing the performance of our common stock, with dividends reinvested, to that of the Standard & Poor's 500 Stock Index (S&P 500) and the Materials and Services Sector of the Wilshire 5000 Index (Wilshire 5000 M&S) from December 31, 2007 to December 31, 2012. The Wilshire 5000 M&S is a market capitalization weighted sector containing public equities of firms in the Materials and Services sector, which includes our company and approximately 1,200 other companies.



5 Year Comparative Total Return to Shareholders
2007-2012
$200
$100
$0
Wilshire 5000
Materials & Services
$116
S&P 5000
$109
Vulcan
$73
2007
2008
2009
2010
2011
2012

INVESTOR INFORMATION

We make available on our website, *www.vulcanmaterials.com*, free of charge, copies of our:

- Annual Report on Form 10-K
- Quarterly Reports on Form 10-Q
- Current Reports on Form 8-K

We also provide amendments to those reports filed with or furnished to the Securities and Exchange Commission (the "SEC") pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as well as all Forms 3, 4 and 5 filed with the SEC by our executive officers and directors, as soon as the filings are made publicly available by the SEC on its EDGAR database (*www.sec.gov*).

The public may read and copy materials filed with the SEC at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. In addition to accessing copies of our reports online, you may request a copy of our Annual Report on Form 10-K, including financial statements, by writing to Jerry F. Perkins Jr., Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

We have a:

- Business Conduct Policy applicable to all employees and directors
- Code of Ethics for the CEO and Senior Financial Officers

Copies of the Business Conduct Policy and the Code of Ethics are available on our website under the heading "Corporate Governance." If we make any amendment to, or waiver of, any provision of the Code of Ethics, we will disclose such information on our website as well as through filings with the SEC.

Our Board of Directors has also adopted:

- Corporate Governance Guidelines
- Charters for its Audit, Compensation and Governance Committees

These documents meet all applicable SEC and New York Stock Exchange regulatory requirements.

Each of these documents is available on our website under the heading, "Corporate Governance," or you may request a copy of any of these documents by writing to Jerry F. Perkins Jr., Secretary, Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, Alabama 35242.

ITEM 1A
RISK FACTORS

An investment in our common stock involves risks. You should carefully consider the following risks, together with the information included in or incorporated by reference in this report, before deciding whether an investment in our common stock is suitable for you. If any of these risks actually occurs, our business, results of operations or financial condition could be materially and adversely affected. In such an event, the trading prices of our common stock could decline and you might lose all or part of your investment. The following is a list of our risk factors.

FINANCIAL/ACCOUNTING RISKS

Continued slow economic recovery in the construction industry may result in an impairment of our goodwill — We test goodwill for impairment on an annual basis or more frequently if events or circumstances change in a manner that would more likely than not reduce the fair value of a reporting unit below its carrying value. While we have not identified any events or changes in circumstances since our annual impairment test on November 1, 2012 that indicate the fair value of any of our reporting units is below its carrying value, the timing of a sustained recovery in the construction industry may have a significant effect on the fair value of our reporting units. A significant decrease in the estimated fair value of one or more of our reporting units could result in the recognition of a material, noncash write-down of goodwill that would reduce equity and result in an increase in our total debt as a percentage of total capital (41.6% as of December 31, 2012).

We incurred considerable short-term and long-term debt to finance the Florida Rock merger. This additional debt significantly increased our interest expense and debt service requirements — The combination of this debt and our reduced operating cash flow over the last several years produced substantially higher financial leverage that has resulted in credit rating downgrades.

Our operating cash flow is burdened by substantial annual interest, and in some years, principal payments. Our ability to make scheduled interest and principal payments, or to refinance the maturing principal of debt, depends on our operating and financial performance. The ability to refinance maturing principal is also dependent upon the state of the capital markets. Operating and financial performance is, in turn, subject to general economic and business conditions, many of which are beyond our control.

Our debt instruments contain various reporting and financial covenants, as well as affirmative covenants (e.g., requirement to maintain proper insurance) and negative covenants (e.g., restrictions on lines of business). If we fail to comply with any of these covenants, the related debt could become due prior to its stated maturity, and our ability to obtain additional or alternative financing could be impaired.

Our new regional alignment and restructuring of our accounting and certain administrative functions may not yield the anticipated efficiencies and may result in a loss of key personnel — In December 2011, we announced a major change in the structure of our business, going from eight geographical divisions to four regions. We have taken steps to consolidate the operations, sales, finance, accounting, human resources, engineering and geologic services functions. This consolidation is expected to reduce the cost of overhead support functions going forward. The administrative efficiencies which we believe will result from the consolidation may not be realized to the extent anticipated thereby reducing the operating income benefit. Additionally, key personnel may decide not to relocate and employees affected by the consolidation may leave us due to uncertainty prior to completing the transition efforts, which may slow the restructuring process and increase its cost.

Our announced earnings growth initiatives, including a Profit Enhancement Plan and Planned Asset Sales, may not realize results to the desired degree or within the desired time period, and therefore the results of these initiatives may differ materially from those anticipated — In February 2012, we announced a two-part initiative to accelerate earnings growth and improve our credit profile. This initiative included a plan to reduce costs and other earnings enhancements for a $100 million earnings effect over the subsequent 18 months. We also announced a plan to sell certain assets over 18 months ending July 2013 for net proceeds of $500 million. These anticipated results are subject to a number of execution risks that could result in actual results that are much lower than the anticipated results. Additionally, even if the results are achieved, it could take longer than the announced timeframe before such results may be realized.

Our industry is capital intensive, resulting in significant fixed and semi-fixed costs. Therefore, our earnings are highly sensitive to changes in volume — Due to the high levels of fixed capital required for extracting and producing construction aggregates, both our dollar profits and our percentage of net sales (margin) could be negatively affected by decreases in volume.

We use estimates in accounting for a number of significant items. Changes in our estimates could adversely affect our future financial results — As discussed more fully in "Critical Accounting Policies" under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," we use significant judgment in accounting for:

- goodwill and goodwill impairment
- impairment of long-lived assets excluding goodwill
- reclamation costs
- pension and other postretirement benefits
- environmental remediation liabilities
- claims and litigation including self-insurance
- income taxes

We believe we have sufficient experience and reasonable procedures to enable us to make appropriate assumptions and formulate reasonable estimates; however, these assumptions and estimates could change significantly in the future and could adversely affect our financial position, results of operations, or cash flows.

ECONOMIC/POLITICAL RISKS

Both commercial and residential construction are dependent upon the overall U.S. economy which has been recovering at a slow pace — Commercial and residential construction levels generally move with economic cycles. When the economy is strong, construction levels rise and when the economy is weak, construction levels fall. The overall U.S. economy has been adversely affected by the recent recession. Although the U.S. economy is now in recovery, the pace of recovery is slow. Since construction activity generally lags the recovery after down cycles, construction projects have not returned to their pre-recession levels.

Low housing starts and general weakness in the housing market could continue to negatively affect demand for our products — In most of our markets, sales volumes have been negatively impacted by foreclosures and a significant decline from peak housing starts in residential construction. Our sales volumes and earnings could continue to be depressed and negatively impacted by this segment of the market until residential construction sustains a significant recovery.

Changes in legal requirements and governmental policies concerning zoning, land use, environmental and other areas of the law may result in additional liabilities, a reduction in operating hours and additional capital expenditures — Our operations are affected by numerous federal, state and local laws and regulations related to zoning, land use and environmental matters. Despite our compliance efforts, we have an inherent risk of liability in the operation of our business. These potential liabilities could have an adverse impact on our operations and profitability. In addition, our operations are subject to environmental, zoning and land use requirements and require numerous governmental approvals and permits, which often require us to make significant capital and maintenance and operating expenditures to comply with the applicable requirements. Stricter laws and regulations, or more stringent interpretations of existing laws or regulations, may impose new liabilities on us, reduce operating hours, require additional investment by us in pollution control equipment, or impede our opening new or expanding existing plants or facilities.

Climate change and climate change legislation or regulations may adversely impact our business — A number of governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. Such legislation or regulation, if enacted, potentially could include provisions for a "cap and trade" system of allowances and credits or a carbon tax, among other provisions. The Environmental Protection Agency (EPA) promulgated a mandatory reporting rule covering greenhouse gas emissions from sources considered to be large emitters. The EPA has also promulgated a greenhouse gas emissions permitting rule, referred to as the "Tailoring Rule," which requires permitting of large emitters of greenhouse gases under the Federal Clean Air Act. We have determined that our Newberry cement plant is subject to both the reporting rule and the permitting rule, although the impacts of the permitting rule are uncertain at this time. The first required greenhouse gas emissions report for the Newberry cement plant was submitted to the EPA on March 31, 2011.

Other potential impacts of climate change include physical impacts such as disruption in production and product distribution due to impacts from major storm events, shifts in regional weather patterns and intensities, and potential impacts from sea level changes. There is also a potential for climate change legislation and regulation to adversely impact the cost of purchased energy and electricity.

The impacts of climate change on our operations and the company overall are highly uncertain and difficult to estimate. However, climate change and legislation and regulation concerning greenhouse gases could have a material adverse effect on our future financial position, results of operations or cash flows.

GROWTH AND COMPETITIVE RISKS

Within our local markets, we operate in a highly competitive industry which may negatively impact prices, volumes and costs — The construction aggregates industry is highly fragmented with a large number of independent local producers in a number of our markets. Additionally, in most markets, we also compete against large private and public companies, some of which are significantly vertically integrated. Therefore, there is intense competition in a number of markets in which we operate. This significant competition could lead to lower prices, lower sales volumes and higher costs in some markets, negatively affecting our earnings and cash flows. In certain markets, vertically integrated competitors have acquired a portion of our asphalt mix and ready-mixed concrete customers and this trend may accelerate.

Our long-term success depends upon securing and permitting aggregates reserves in strategically located areas. If we are unable to secure and permit such reserves it could negatively affect our earnings in the future — Construction aggregates are bulky and heavy and, therefore, difficult to transport efficiently. Because of the nature of the products, the freight costs can quickly surpass the production costs. Therefore, except for geographic regions that do not possess commercially viable deposits of aggregates and are served by rail, barge or ship, the markets for our products tend to be localized around our quarry sites and are served by truck. New quarry sites often take years to develop, therefore our strategic planning and new site development must stay ahead of actual growth. Additionally, in a number of urban and suburban areas in which we operate, it is increasingly difficult to permit new sites or expand existing sites due to community resistance. Therefore, our future success is dependent, in part, on our ability to accurately forecast future areas of high growth in order to locate optimal facility sites and on our ability to secure operating and environmental permits to operate at those sites.

Our future growth depends in part on acquiring other businesses in our industry and successfully integrating them with our existing operations. If we are unable to integrate acquisitions successfully, it could lead to higher costs and could negatively affect our earnings — The expansion of our business is dependent in part on the acquisition of existing businesses that own or control aggregates reserves. Disruptions in the availability of financing could make it more difficult to capitalize on potential acquisitions. Additionally, with regard to the acquisitions we are able to complete, our future results will be dependent in part on our ability to successfully integrate these businesses with our existing operations.

PERSONNEL RISKS

Our business depends on a successful succession plan — As a number of our long-serving top executives approach retirement age, effective succession planning has become very important to our long-term success. The Governance and Management Succession Committee of our Board of Directors as well as the full Board routinely reviews and updates the Company's management succession plan. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. Additionally, this change in management may be disruptive to our business and during the transition period there may be uncertainty among investors, vendors, customers and others concerning our future direction and performance.

Our future success greatly depends upon attracting and retaining qualified personnel, particularly in sales and operations — A significant factor in our future profitability is our ability to attract, develop and retain qualified personnel. Our success in attracting qualified personnel, particularly in the areas of sales and operations, is affected by changing demographics of the available pool of workers with the training and skills necessary to fill the available positions, the impact on the labor supply due to general economic conditions, and our ability to offer competitive compensation and benefit packages.

The costs of providing pension and healthcare benefits to our employees have risen in recent years. Continuing increases in such costs could negatively affect our earnings — The costs of providing pension and healthcare benefits to our employees have increased substantially over the past several years. We have instituted measures to help slow the rate of increase. However, if these costs continue to rise, we could suffer an adverse effect on our financial position, results of operations or cash flows.

OTHER RISKS

Weather can materially affect our operating results — Almost all of our products are consumed outdoors in the public or private construction industry, and our production and distribution facilities are located outdoors. Inclement weather affects both our ability to produce and distribute our products and affects our customers' short-term demand because their work also can be hampered by weather. Therefore, our financial results can be negatively affected by inclement weather.

Our products are transported by truck, rail, barge or ship, often by third-party providers. Significant delays or increased costs affecting these transportation methods could materially affect our operations and earnings — Our products are distributed either by truck to local markets or by rail, barge or oceangoing vessel to remote markets. The costs of transporting our products could be negatively affected by factors outside of our control, including rail service interruptions or rate increases, tariffs, rising fuel costs and capacity constraints. Additionally, inclement weather, including hurricanes, tornadoes and other weather events, can negatively impact our distribution network.

We use large amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources that are subject to potential supply constraints and significant price fluctuation, which could affect our operating results and profitability — In our production and distribution processes, we consume significant amounts of electricity, diesel fuel, liquid asphalt and other petroleum-based resources. The availability and pricing of these resources are subject to market forces that are beyond our control. Our suppliers contract separately for the purchase of such resources and our sources of supply could be interrupted should our suppliers not be able to obtain these materials due to higher demand or other factors that interrupt their availability. Variability in the supply and prices of these resources could materially affect our operating results from period to period and rising costs could erode our profitability.

We are involved in a number of legal proceedings. We cannot predict the outcome of litigation and other contingencies with certainty — We are involved in several complex litigation proceedings, some arising from our previous ownership and operation of our Chemicals business. Although we divested our Chemicals business in June 2005, we retained certain liabilities related to the business. As required by generally accepted accounting principles, we establish reserves when a loss is determined to be probable and the amount can be reasonably estimated. Our assessment of probability and loss estimates are based on the facts and circumstances known to us at a particular point in time. Subsequent developments in legal proceedings may affect our assessment and estimates of a loss contingency, and could result in an adverse effect on our financial position, results of operations or cash flows. For a description of our current significant legal proceedings see Note 12 "Commitments and Contingencies" in Item 8 "Financial Statements and Supplementary Data."

We are involved in certain environmental matters. We cannot predict the outcome of these contingencies with certainty — We are involved in environmental investigations and cleanups at sites where we operate or have operated in the past or sent materials for recycling or disposal, primarily in connection with our divested Chemicals and Metals businesses. As required by generally accepted accounting principles, we establish reserves when a loss is determined to be probable and the amount can be reasonably estimated. Our assessment of probability and loss estimates are based on the facts and circumstances known to us at a particular point in time. Subsequent developments related to these matters may affect our assessment and estimates of loss contingency, and could result in an adverse effect on our financial position, results of operations or cash flows. For a description of our current significant environmental matters see Note 12 "Commitments and Contingencies" in Item 8 "Financial Statements and Supplementary Data."

We have not received any written comments from the Securities and Exchange Commission staff regarding our periodic or current reports under the Exchange Act of 1934 that remain unresolved.

AGGREGATES

As the largest U.S. producer of construction aggregates, we have operating facilities across the U.S. and in Mexico and the Bahamas. We principally serve markets in 19 states, the District of Columbia and the local markets surrounding our operations in Mexico and the Bahamas. Our primary focus is serving states and metropolitan markets in the U.S. that are expected to experience the most significant growth in population, households and employment. These three demographic factors are significant drivers of demand for aggregates.


Vulcan's Active Aggregates Facilities as of December 31, 2012
Vulcan-served States
Region of U.S. with little or no indigenous stone

Vulcan's limestone quarry in Mexico serves aggregates markets in Gulf Coast states (Texas, Louisiana, Mississippi, Alabama, and Florida).

Our current estimate of 15.0 billion tons of proven and probable aggregates reserves is essentially unchanged from 2011 as acquisition of new reserves offset production and divestures during the year. Estimates of reserves are of recoverable stone, sand and gravel of suitable quality for economic extraction, based on drilling and studies by our geologists and engineers, recognizing reasonable economic and operating restraints as to maximum depth of overburden and stone excavation, and subject to permit or other restrictions.

Proven, or measured, reserves are those reserves for which the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces. The grade and quality of those reserves are computed from the results of detailed sampling, and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established. Probable, or indicated, reserves are those reserves for which quantity and grade and quality are computed partly from specific measurements and partly from projections based on reasonable, though not drilled, geologic evidence. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Reported proven and probable reserves include only quantities that are owned in fee or under lease, and for which all appropriate zoning and permitting have been obtained. Leases, zoning, permits, reclamation plans and other government or industry regulations often set limits on the areas, depths and lengths of time allowed for mining, stipulate setbacks and slopes that must be left in place, and designate which areas may be used for surface facilities, berms, and overburden or waste storage, among other requirements and restrictions. Our reserve estimates take into account these factors. Technical and economic factors also affect the estimates of reported reserves regardless of what might otherwise be considered proven or probable based on a geologic analysis. For example, excessive overburden or weathered rock, rock quality issues, excessive mining depths, groundwater issues, overlying wetlands, endangered species habitats, and rights of way or easements may effectively limit the quantity of reserves considered proven and probable. In addition, computations for reserves in-place are adjusted for estimates of unsaleable sizes and materials as well as pit and plant waste.

The 15.0 billion tons of estimated aggregates reserves reported at the end of 2012 include reserves at inactive and greenfield (undeveloped) sites. We reported proven and probable reserves of 15.0 billion tons at the end of 2011 using the same basis. The table below presents, by region, the tons of proven and probable aggregates reserves as of December 31, 2012 and the types of facilities operated.

Region	*Aggregates Reserves (billions of tons)*	*Number of Aggregates Operating Facilities* [1]		
		Stone	*Sand and Gravel*	*Sales Yards*
Central	5.5	79	6	33
East [2]	6.4	70	3	24
South	2.1	19	12	13
West	1.0	3	21	1
Total	**15.0**	**171**	**42**	**71**

[1] *In addition to the facilities included in the table above, we operate 19 recrushed concrete plants which are not dependent on reserves.*

[2] *Includes 126.5 million tons of proven and probable reserves encumbered by the volumetric production payment (which includes an additional 16.7 million tons of possible reserves) as defined in Note 19 "Acquisitions and Divestitures" to the consolidated financial statements in Item 8 "Financial Statements and Supplementary Data."*

Of the 15.0 billion tons of aggregates reserves, 8.5 billion tons or 57% are located on owned land and 6.5 billion tons or 43% are located on leased land.

The following table lists our ten largest active aggregates facilities based on the total proven and probable reserves at the sites. None of our aggregates facilities, other than Playa del Carmen, contributed more than 5% to our net sales in 2012.

Location (nearest major metropolitan area)	*Reserves (millions of tons)*
Playa del Carmen (Cancun), Mexico	642.4
Hanover (Harrisburg), Pennsylvania	555.7
McCook (Chicago), Illinois	397.1
Dekalb (Chicago), Illinois	356.1
Gold Hill (Charlotte), North Carolina	292.7
Macon, Georgia	256.2
Rockingham (Charlotte), North Carolina	255.3
1604 Stone (San Antonio), Texas	227.0
Cabarrus (Charlotte), North Carolina	215.5
Elijay, Georgia	170.1

ASPHALT MIX, CONCRETE AND CEMENT

We also operate a number of facilities producing other products in several of our Regions:

Region [1]	*Asphalt Mix Facilities*	*Concrete* [2] *Facilities*	*Cement* [3] *Facilities*
East	0	41	0
South	9	64	3
West	23	12	0

[1] *Central Region has no asphalt mix, concrete or cement facilities.*
[2] *Includes ready-mixed concrete, concrete block and other concrete products facilities.*
[3] *Includes one cement manufacturing facility, one cement import terminal, and a calcium plant.*

The asphalt mix and concrete facilities are able to meet their needs for raw material inputs with a combination of internally sourced and purchased raw materials. Our Cement segment operates two limestone quarries in Florida which provide our cement production facility with feedstock materials.

Location	*Reserves (millions of tons)*
Newberry	189.8
Brooksville	5.7

HEADQUARTERS

Our headquarters are located in an office complex in Birmingham, Alabama. The office space is leased through December 31, 2023, with three five-year renewal periods thereafter, and consists of approximately 184,125 square feet. The annual rental cost for the current term of the lease is $3.4 million.

ITEM 3
LEGAL PROCEEDINGS

We are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.

We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome of, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels.

See Note 12 "Commitments and Contingencies" in Item 8 "Financial Statements and Supplementary Data" for a discussion of our material legal proceedings.

ITEM 4
MINE SAFETY DISCLOSURES

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 of this report.

ITEM 5

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the New York Stock Exchange (ticker symbol VMC). As of February 14, 2013, the number of shareholders of record was 3,997. The prices in the following table represent the high and low sales prices for our common stock as reported on the New York Stock Exchange and the quarterly dividends declared by our Board of Directors in 2012 and 2011.

	Common Stock Prices		*Dividends*
	High	*Low*	*Declared*
2012			
First quarter	$48.09	$38.78	$0.01
Second quarter	43.91	32.31	0.01
Third quarter	49.99	35.69	0.01
Fourth quarter	53.85	44.19	0.01
2011			
First quarter	$47.18	$39.77	$0.25
Second quarter	46.80	36.51	0.25
Third quarter	39.99	27.44	0.25
Fourth quarter	45.00	25.06	0.01

The future payment of dividends is within the discretion of our Board of Directors and depends on our profitability, capital requirements, financial condition, debt levels, growth projects, business opportunities and other factors which our Board of Directors deems relevant. We are not a party to any contracts or agreements that currently materially limit our ability to pay dividends.

On February 8, 2013, our Board declared a dividend of one cent per share for the first quarter of 2013.

ISSUER PURCHASES OF EQUITY SECURITIES

We did not have any repurchases of stock during the fourth quarter of 2012. We did not have any unregistered sales of equity securities during the fourth quarter of 2012.

The selected earnings data, per share data and balance sheet data for each of the five most recent years ended December 31 set forth below, have been derived from our audited consolidated financial statements. The following data should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements in Item 8 "Financial Statements and Supplementary Data."

As of and for the years ended December 31 in millions, except per share data	**2012**	2011	2010	2009	2008
Net sales	**$2,411.2**	$2,406.9	$2,405.9	$2,543.7	$3,453.1
Gross profit	**$334.0**	$283.9	$300.7	$446.0	$749.7
Gross profit as a percentage of net sales	**13.9%**	11.8%	12.5%	17.5%	21.7%
Earnings (loss) from continuing operations [1]	**($53.9)**	($75.3)	($102.5)	$18.6	$3.4
Earnings (loss) on discontinued operations, net of tax [2]	**$1.3**	$4.5	$6.0	$11.7	($2.4)
Net earnings (loss)	**($52.6)**	($70.8)	($96.5)	$30.3	$0.9
Basic earnings (loss) per share					
Earnings from continuing operations	**($0.42)**	($0.58)	($0.80)	$0.16	$0.03
Discontinued operations	**0.01**	0.03	0.05	0.09	(0.02)
Basic net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)	$0.25	$0.01
Diluted earnings (loss) per share					
Earnings from continuing operations	**($0.42)**	($0.58)	($0.80)	$0.16	$0.03
Discontinued operations	**0.01**	0.03	0.05	0.09	(0.02)
Diluted net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)	$0.25	$0.01
Cash and cash equivalents	**$275.5**	$155.8	$47.5	$22.3	$10.2
Total assets	**$8,126.6**	$8,229.3	$8,339.5	$8,526.5	$8,909.3
Working capital	**$548.6**	$456.8	$191.4	($138.8)	($793.2)
Current maturities and short-term borrowings	**$150.6**	$134.8	$290.7	$621.9	$1,394.2
Long-term debt	**$2,526.4**	$2,680.7	$2,427.5	$2,116.1	$2,153.6
Equity	**$3,761.1**	$3,791.6	$3,955.8	$4,028.1	$3,529.8
Cash dividends declared per share	**$0.04**	$0.76	$1.00	$1.48	$1.96

[1] *Earnings from continuing operations during 2008 include an after tax goodwill impairment charge of $227.6 million, or $2.05 per diluted share, for our Cement segment.*

[2] *Discontinued operations include the results from operations attributable to our former Chemicals business.*

EXECUTIVE SUMMARY

FINANCIAL SUMMARY FOR 2012

- Gross profit increased $50.2 million on flat revenues
- Gross profit margin as a percentage of net sales improved 2.1 percentage points (210 basis points)
- Aggregates segment gross profit margin as a percentage of segment revenues improved 2.7 percentage points (270 basis points) from the prior year due to lower unit cost of sales and higher pricing
  - Aggregates shipments declined 1% and pricing increased 2%
  - Aggregates segment cash gross profit per ton increased 5%
- Selling, Administrative and General (SAG) expenses were $259.1 million versus $290.0 million in the prior year
- Net loss improved by $18.2 million and Adjusted EBITDA increased $59.5 million
- Gross cash proceeds of $173.6 million were realized from asset sales
- We retired $134.8 million of debt as scheduled

KEY DRIVERS OF VALUE CREATION

Leading Building Materials Business with Superior Aggregates Operations

- Largest aggregates producer in the U.S.
- Favorable long-term growth prospects
- Largest reported proven and probable reserve base
- Operational expertise and pricing growth provide attractive unit profitability

Well Positioned to Capitalize on Market Recovery

- 75% of the U.S. population growth from 2010 to 2020 is projected to occur in Vulcan-served states *
- Cost reduction initiatives designed to reset mid-cycle EBITDA to new, higher level
- Recent financial results demonstrate strong operating leverage
- Favorable trends in private construction activity
- New multi-year Federal Highway Bill should provide predictable funding levels going forward

De-risked Balance Sheet Provides Enhanced Shareholder Value Upside

- Substantial liquidity
- Moderate debt maturity profile
- Commitment to strengthen balance sheet
- Commitment to restore a meaningful dividend

**Source: Moody's Analytics*

EARNINGS GROWTH INITIATIVES

In February 2012, our Board of Directors approved a two-part initiative to accelerate earnings and cash flow growth, improve our operating leverage, reduce overhead costs and strengthen our credit profile:

- A Profit Enhancement Plan that includes cost reductions and other earnings enhancements intended to improve our run-rate profitability, as measured by EBITDA, by more than $100 million annually at current volumes. The Profit Enhancement Plan is focused on three areas — sourcing, general & administrative costs and transportation/logistics. Including the $55 million run-rate benefit referable to our previously announced organizational restructuring and ERP and Shared Services Platforms, we expect to increase pretax earnings by $130 million in 2013 and $155 million in 2014 from 2011 levels.
- Planned Asset Sales with targeted net proceeds of approximately $500 million from the sale of non-core assets. Through 2012, we have achieved $168.6 million of proceeds net of $5.0 million of transaction costs related to the sale of assets as outlined in Note 19 "Acquisitions and Divestitures" in Item 8 "Financial Statements and Supplementary Data." The intended asset sales are consistent with our strategic focus on building leading aggregates positions in markets with above-average long-term demand growth. However, the ultimate composition and timing of such transactions is difficult to project. The proceeds of these sales, together with the increased earnings resulting from the Profit Enhancement Plan, will be used to strengthen our balance sheet, unlock capital for more productive uses, improve our operating results and create value for shareholders.

MARKET DEVELOPMENTS

We believe economic and construction-related fundamentals that drive demand for our products are continuing to improve from the historically low levels created by the economic downturn. The passage of the new federal highway bill in July 2012 is providing stability and predictability to future highway funding. Through the first three months of fiscal year 2013 (i.e., October - December 2012), obligation of federal funds for future highway projects is up sharply versus the prior year, a positive indicator of growth in future contract awards. The large increase in TIFIA (Transportation Infrastructure Finance and Innovation Act) funding contained in the new highway bill should also positively impact demand going forward.

Leading indicators of private construction activity, specifically residential housing starts and contract awards for nonresidential buildings, continue to improve. Consequently, aggregates demand in private construction is growing. We are seeing tangible evidence of this growth in several key states, including Florida, Texas, California, Georgia and Arizona. Growth in residential construction has historically been a leading indicator of other construction end uses.

UNSOLICITED EXCHANGE OFFER

In December 2011, Martin Marietta commenced an unsolicited exchange offer for all outstanding shares of our common stock at a fixed exchange ratio of 0.50 shares of Martin Marietta common stock for each Vulcan common share and indicated its intention to nominate a slate of directors to our Board. After careful consideration, including a thorough review of the offer with its financial and legal advisors, our Board unanimously determined that Martin Marietta's offer was inadequate, substantially undervalued Vulcan, had substantial execution risk, and therefore was not in the best interests of Vulcan and its shareholders.

In May 2012, the Delaware Chancery Court ruled and the Delaware Supreme Court affirmed that Martin Marietta had breached two confidentiality agreements between the companies, and enjoined Martin Marietta for a period of four months from pursuing its exchange offer for our shares, prosecuting its proxy contest, or otherwise taking steps to acquire control of our shares or assets and from any further violations of the two confidentiality agreements between the parties. As a result of the court ruling, Martin Marietta withdrew its exchange offer and its board nominees.

In response to Martin Marietta's action, we incurred legal, professional and other costs of $43.4 million in 2012 and $2.2 million in 2011.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Generally Accepted Accounting Principles (GAAP) does not define "free cash flow," "segment cash gross profit" and "Earnings Before Interest, Taxes, Depreciation and Amortization" (EBITDA). Thus, free cash flow should not be considered as an alternative to net cash provided by operating activities or any other liquidity measure defined by GAAP. Likewise, segment cash gross profit and EBITDA should not be considered as alternatives to earnings measures defined by GAAP. We present these metrics for the convenience of investment professionals who use such metrics in their analyses and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use free cash flow, segment cash gross profit, EBITDA and other such measures to assess liquidity and the operating performance of our various business units and the consolidated company. Additionally, we adjust EBITDA for certain items to provide a more consistent comparison of performance from period to period and provide the earnings per share impact of these adjustments for the convenience of the investment community. We do not use these metrics as a measure to allocate resources. Reconciliations of these metrics to their nearest GAAP measures are presented below:

FREE CASH FLOW

Free cash flow is calculated by deducting purchases of property, plant & equipment from net cash provided by operating activities.

in millions	***2012***	*2011*	*2010*
Net cash provided by operating activities	**$238.5**	$169.0	$202.7
Purchases of property, plant & equipment	**(93.4)**	(98.9)	(86.3)
Free cash flow	**$145.1**	$70.1	$116.4

SEGMENT CASH GROSS PROFIT

Segment cash gross profit adds back noncash charges for depreciation, depletion, accretion and amortization to gross profit.

in millions, except per ton data	***2012***	*2011*	*2010*
Aggregates segment			
Gross profit	**$352.1**	$306.2	$320.2
Depreciation, depletion, accretion and amortization	**240.7**	267.0	288.6
Aggregates segment cash gross profit	**$592.8**	$573.2	$608.8
Sales tons	**141.0**	143.0	147.6
Aggregates segment cash gross profit per ton	**$4.21**	**$4.01**	**$4.12**
Concrete segment			
Gross profit	**($38.2)**	($43.4)	($45.0)
Depreciation, depletion, accretion and amortization	**41.3**	47.7	50.5
Concrete segment cash gross profit	**$3.1**	$4.3	$5.5
Asphalt Mix segment			
Gross profit	**$22.9**	$25.6	$29.3
Depreciation, depletion, accretion and amortization	**8.7**	7.7	8.4
Asphalt Mix segment cash gross profit	**$31.6**	$33.3	$37.7
Cement segment			
Gross profit	**($2.8)**	($4.5)	($3.8)
Depreciation, depletion, accretion and amortization	**18.1**	17.8	20.1
Cement segment cash gross profit	**$15.3**	$13.3	$16.3

EBITDA AND ADJUSTED EBITDA

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.

in millions	*2012*	*2011*	*2010*
Net loss	**($52.6)**	($70.8)	($96.5)
Benefit from income taxes	**(66.5)**	(78.5)	(89.7)
Interest expense, net of interest income	**211.9**	217.3	180.7
Earnings on discontinued operations, net of taxes	**(1.3)**	(4.5)	(6.0)
Depreciation, depletion, accretion and amortization	**332.0**	361.7	382.1
EBITDA	**$423.5**	$425.2	$370.6
Gain on sale of real estate and businesses	**($65.1)**	($42.1)	($39.5)
(Recovery from) charge for legal settlement	**0.0**	(46.4)	40.0
Restructuring charges	**9.5**	12.9	0.0
Exchange offer costs	**43.4**	2.2	0.0
Adjusted EBITDA	**$411.3**	$351.8	$371.1

EPS AND ADJUSTED EPS

EPS is an acronym for Earnings Per Share, a GAAP measure of performance. The table below adjusts this GAAP measure for the same items as noted in the Adjusted EBITDA table above.

	2012	*2011*	*2010*
Diluted Earnings (Loss) Per Share			
Net loss	**($0.41)**	($0.55)	($0.75)
Less: Discontinued operations earnings	**0.01**	0.03	0.05
Continuing operations loss	**($0.42)**	($0.58)	($0.80)
Gain on sale of real estate and businesses	**(0.30)**	(0.20)	(0.19)
(Recovery from) charge for legal settlement	**0.00**	(0.22)	0.19
Restructuring charges	**0.05**	0.06	0.00
Exchange offer costs	**0.20**	0.01	0.00
Adjusted EPS - continuing operations	**($0.47)**	($0.93)	($0.80)

RESULTS OF OPERATIONS

Net sales and cost of goods sold exclude intersegment sales and delivery revenues and cost. This presentation is consistent with the basis on which we review our consolidated results of operations. We discuss separately our discontinued operations, which consists of our former Chemicals business.

The following table shows net earnings in relationship to net sales, cost of goods sold, operating earnings, EBITDA and Adjusted EBITDA.

CONSOLIDATED OPERATING RESULTS

For the years ended December 31 in millions, except per share data	***2012***	*2011*	*2010*
Net sales	**$2,411.2**	$2,406.9	$2,405.9
Cost of goods sold	**2,077.2**	2,123.0	2,105.2
Gross profit	**$334.0**	$283.9	$300.7
Operating earnings (loss)	**$84.8**	$63.4	($14.5)
Loss from continuing operations before income taxes	**($120.4)**	($153.7)	($192.2)
Loss from continuing operations	**($53.9)**	($75.3)	($102.5)
Earnings on discontinued operations, net of income taxes	**1.3**	4.5	6.0
Net loss	**($52.6)**	($70.8)	($96.5)
Basic earnings (loss) per share			
Continuing operations	**($0.42)**	($0.58)	($0.80)
Discontinued operations	**0.01**	0.03	0.05
Basic net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)
Diluted earnings (loss) per share			
Continuing operations	**($0.42)**	($0.58)	($0.80)
Discontinued operations	**0.01**	0.03	0.05
Diluted net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)
EBITDA	**$423.5**	$425.2	$370.6
Adjusted EBITDA	**$411.3**	$351.8	$371.1

OPERATING LEVERAGE EMBEDDED IN OUR BUSINESS

The strong recovery in 2012's gross profit demonstrates the operating leverage embedded in our business as demand recovers. We expect this momentum to continue in 2013 due primarily to an improving demand environment, continued improvement in pricing and our continued focus on:

- reducing overhead costs through streamlined management structure
- reducing debt
- improving our liquidity position and earnings through divestitures of non-strategic assets or other strategic alternatives

Since 2007, we have invested $63.5 million to implement our new ERP and Shared Services platforms. We initiated the project to create a common platform for all systems that support our business, and have completed all of the major milestones for the project. These platforms are helping to streamline processes enterprise-wide and standardize administrative and support functions while providing enhanced flexibility to monitor and control costs.

These new platforms enabled us to consolidate our eight divisions into four regions, streamline our support functions, and reduce related positions and overhead costs — resulting in annualized overhead cost savings of over $55 million. As a result of these restructuring initiatives, we incurred severance and other related charges of $10.0 million during 2012 and $13.0 million during 2011.

To position Vulcan for significant earnings growth, we remain focused on taking prudent steps to control costs. When prudent, we adjust our geographic footprint so as to focus on building leading aggregates positions in markets with above-average long-term demand growth.

We completed several transactions in 2012 that provided $173.6 million in gross cash proceeds. And, we continue to work on additional asset sales. However, the ultimate timing of such transactions is difficult to predict. We remain committed to completing transactions designed to strengthen our balance sheet, unlock capital for more productive uses, improve our operating results and create value for shareholders.

Results for 2012 were a net loss of $52.6 million, or $0.41 per diluted share, compared to a net loss of $70.8 million, or $0.55 per diluted share in 2011. Higher unit costs for diesel fuel and liquid asphalt resulted in higher pretax costs of $3.9 million and $10.7 million, respectively. Additionally, each year's results were impacted by discrete items as follows:

- The 2012 results include a $65.1 million pretax gain on sale of real estate and businesses, a pretax charge of $9.6 million related to our restructuring and a pretax charge of $43.4 million related to the unsolicited exchange offer
- The 2011 results include a $42.1 million pretax gain on sale of real estate and businesses, a $46.4 million recovery from legal settlement (settled in 2010 for $40.0 million, see Note 12 "Commitments and Contingencies" in Item 8 "Financial Statements and Supplementary Data), a pretax charge of $12.9 million related to our restructuring and a pretax charge of $2.2 million related to the unsolicited exchange offer
- The 2010 results include a $39.5 million pretax gain on sale of real estate and businesses and a $40.0 million charge for legal settlement

Year-over-year changes in earnings from continuing operations before income taxes are summarized below:

in millions				
	2010	($192.2)	*2011*	($153.7)
Higher (lower) aggregates earnings due to				
Lower volumes		(26.7)		(11.8)
Higher selling prices		17.6		27.2
Lower (higher) costs and other items		(4.9)		30.5
Higher concrete earnings		1.6		5.2
Lower asphalt mix earnings		(3.7)		(2.7)
Higher (lower) cement earnings		(0.7)		1.7
Lower selling, administrative and general expenses		37.5		30.9
Higher (lower) gain on sale of property, plant & equipment and businesses		(11.5)		20.7
Legal settlement - 2010 charge, 2011 insurance recovery		86.4		(46.4)
Lower (higher) restructuring charges		(13.0)		3.4
Higher exchange offer costs		(2.2)		(41.2)
Lower (higher) interest expense		(39.0)		7.6
All other		(2.9)		8.2
	2011	($153.7)	***2012***	**($120.4)**

OPERATING RESULTS BY SEGMENT

We present our results of operations by segment at the gross profit level. We have four reporting segments organized around our principal product lines: 1) Aggregates, 2) Concrete, 3) Asphalt Mix and 4) Cement. Management reviews earnings for the product line segments principally at the gross profit level.

1. AGGREGATES

Our year-over-year aggregates shipments:

- declined 1% in 2012
- declined 3% in 2011
- declined 2% in 2010

Several key states, including Florida and Texas, reported volume growth versus the prior year. Other markets in key states such as Virginia, North Carolina and Georgia were down modestly in 2012. Shipments in California were relatively flat versus the prior year. Less large-scale project work contributed to lower shipments in certain markets.

Our year-over-year freight-adjusted selling price for aggregates:

- increased 2% in 2012
- increased 1% in 2011
- declined 2% in 2010

Nearly all of our markets realized increased pricing in 2012.

AGGREGATES REVENUES

in millions



$1,766.9
$1,734.0
$1,729.4
2010
2011
2012

AGGREGATES GROSS PROFIT AND CASH GROSS PROFIT

in millions



$608.8
$573.2
$592.8
$320.2
$306.2
$352.1
2010
2011
2012
Gross Profit
Cash Gross Profit

AGGREGATES UNIT SHIPMENTS

Customer and internal [1] tons, in millions



147.6
143.0
141.0
2010
2011
2012
Customer
Internal

[1] *Represents tons shipped primarily to our downstream operations (i.e., asphalt mix and ready-mixed concrete)*

AGGREGATES SELLING PRICE AND CASH GROSS PROFIT PER TON

Freight-adjusted average sales price per ton [2]



$10.13
$10.25
$10.44
$4.12
$4.01
$4.21
2010
2011
2012
Avg Sales Price
Cash Gross Profit per Ton

[2] *Freight-adjusted sales price is calculated as total sales dollars less freight to remote distribution sites divided by total sales units*

Aggregates segment gross profit increased $45.9 million from the prior year and gross profit margin as a percentage of segment revenues increased 2.7 percentage points (270 basis points). As shown on the chart on page 35, the increase in Aggregates segment gross profit resulted from lower costs and higher selling prices slightly offset by lower shipments. Most key labor productivity and energy efficiency metrics improved from the prior year, more than offsetting a 3% increase in the unit cost of diesel fuel.

Aggregates segment cash gross profit per ton increased 5% to $4.21 in 2012. This measure continues to improve from a cyclical low in the third quarter of 2011, reflecting the cumulative effect of our cost-control efforts and a disciplined approach to pricing during the downturn. These efforts are establishing unit profitability higher than in 2005, which was a peak year for volume, adding to the attractiveness of the earnings potential of our aggregates business.

2. CONCRETE

Our year-over-year ready-mixed concrete shipments:

- increased 9% in 2012
- declined 6% in 2011
- declined 5% in 2010

The Concrete segment reported a loss of $38.2 million in 2012 compared to a loss of $43.4 million in 2011. Ready-mixed concrete shipments were up 9% benefitting from increased private construction activity while the average sales price was essentially flat, contributing to a $5.2 million improvement.

CONCRETE REVENUES

in millions



$383.2
$374.7
$406.4
2010
2011
2012

CONCRETE GROSS PROFIT AND CASH GROSS PROFIT

in millions



$5.5
$4.3
$3.1
($45.0)
($43.4)
($38.2)
2010
2011
2012
Gross Profit
Cash Gross Profit

3. ASPHALT MIX

Our year-over-year asphalt mix shipments:

- declined 7% in 2012
- increased 1% in 2011
- declined 3% in 2010

Asphalt Mix segment gross profit of $22.9 million was down $2.7 million from the prior year. The average sales price for asphalt mix increased 1% from the prior year, offsetting some of the earnings effect of the 7% decline in shipments. The decline in shipments was due in part to less large project work in California in the second half of 2012 and the divestiture of our New Mexico asphalt mix business in the fourth quarter of 2011, partially offset by a 15% increase in our asphalt mix shipments in Texas. Materials margin remained steady despite lower volumes, finishing the year 3% higher than the prior year.

ASPHALT MIX REVENUES

in millions




$369.9
$399.0
$378.1
2010
2011
2012

ASPHALT MIX GROSS PROFIT AND CASH GROSS PROFIT

in millions


$29.3
$37.7
$25.6
$33.3
$22.9
$31.6
2010
2011
2012
Gross Profit
Cash Gross Profit

4. CEMENT

The $1.7 million improvement in the Cement segment's profitability resulted from an 18% increase in shipments and a 6% increase in pricing.

CEMENT REVENUES

in millions




$80.2
$71.9
$84.6
2010
2011
2012

CEMENT GROSS PROFIT AND CASH GROSS PROFIT

in millions


$16.3
$13.3
$15.3
($3.8)
($4.5)
($2.8)
2010
2011
2012
Gross Profits
Cash Gross Profit

SELLING, ADMINISTRATIVE AND GENERAL EXPENSES

in millions


2010
$327.5
2011
$290.0
2012
$259.1

SAG expenses decreased $30.9 million, or 11%, from 2011. This 2012 decrease resulted from lower spending in most major overhead categories, including savings from reduced employment levels. In 2011, we substantially completed the implementation of a multi-year project to replace our legacy information technology systems with new ERP and Shared Services platforms. These platforms are helping us streamline processes enterprise-wide and standardize administrative and support functions while providing enhanced flexibility to monitor and control costs. During 2012, we consolidated our eight divisions into four regions as part of an ongoing effort to reduce overhead costs, and we initiated a Profit Enhancement

Plan that further leverages our streamlined management structure and substantially completed ERP and Shared Services platforms. These actions allowed us to achieve cost reductions and reduce overhead and administrative staff.

Our comparative total company employment levels at year end:

- declined 9% in 2012
- declined 7% in 2011
- declined 4% in 2010

Severance charges included in SAG expenses were as follows: 2012 — $0.9 million, 2011 — $4.1 million and 2010 — $6.9 million. Severance and other related restructuring charges not included in SAG expenses were as follows: 2012 — $9.6 million and 2011 — $13.0 million.



in millions
2010
$59.3
2011
$47.8
2012
$68.5

The 2012 gain includes a $41.2 million pretax gain from the sale of reclaimed and surplus real estate, a $5.6 million pretax gain from the sale of a non-strategic aggregates production facility, a $12.3 million pretax gain from the sale of mitigation credits and a $6.0 million pretax gain on the sale of developed real estate. The 2011 gain includes a $39.7 million pretax gain associated with the sale of four aggregates facilities and a $0.6 million pretax gain associated with an exchange of assets (see Note 19 "Acquisitions and Divestitures" in Item 8 "Financial Statements and Supplementary Data"). The 2010 gain includes a $39.5 million pretax gain associated with the sale of three aggregates facilities.



in millions
2010
$181.6
2011
$220.6
2012
$213.1
Cash
Noncash

Interest expense decreased $7.5 million from the 2011 level. This comparative decline resulted primarily from the $27.2 million of charges incurred in 2011 in connection with our debt refinancing (tender offer and debt retirement) partially offset by the effects of a higher level of fixed-rate debt stemming from the debt refinancing.

The 2011 increase in interest expense resulted primarily from our aforementioned debt refinancing completed in June. In addition to higher effective interest rates on the new debt, we incurred $27.2 million of charges in connection with our tender offer and debt retirement. These charges resulted from the $18.4 million difference between the purchase price and par value of the notes purchased in the tender offer, $0.7 million in transaction fees and $8.1 million of noncash write-offs of unamortized discounts, deferred financing costs and amounts in accumulated other comprehensive income (AOCI) related to the retired debt.

INCOME TAXES

Our income tax benefit from continuing operations for the years ended December 31 is shown below:

dollars in millions	***2012***	*2011*	*2010*
Loss from continuing operations before income taxes	**($120.4)**	($153.7)	($192.2)
Benefit from income taxes	**(66.5)**	(78.5)	(89.7)
Effective tax rate	**55.2%**	51.0%	46.6%

The $12.0 million decrease in our 2012 benefit from income taxes is primarily related to the year-over-year improvement in our results from continuing operations. The $11.2 million decrease in our 2011 benefit from income taxes is primarily related to the year-over-year improvement in our results from continuing operations. A reconciliation of the federal statutory rate of 35% to our effective tax rates for 2012, 2011 and 2010 is presented in Note 9 "Income Taxes" in Item 8 "Financial Statements and Supplementary Data."

DISCONTINUED OPERATIONS

Pretax earnings from discontinued operations were:

- $2.2 million in 2012
- $7.4 million in 2011
- $10.0 million in 2010

The 2012 pretax earnings include gains related primarily to the 5CP earn-out of $10.3 million. The 2011 pretax earnings include gains totaling $18.6 million related to the 5CP earn-out and insurance recoveries compared to similar pretax gains totaling $13.9 million in 2010. These gains were partially offset by general and product liability costs, including legal defense costs, and environmental remediation costs. For additional information regarding discontinued operations and the 5CP earn-out, see Note 2 "Discontinued Operations" in Item 8 "Financial Statements and Supplementary Data."

LIQUIDITY AND FINANCIAL RESOURCES

Our primary sources of liquidity are cash provided by our operating activities, a bank line of credit and access to the capital markets. Additional sources of liquidity include the sale of reclaimed and surplus real estate, and dispositions of non-strategic operating assets. We believe these liquidity and financial resources are sufficient to fund our future business requirements, including:

- cash contractual obligations
- capital expenditures
- debt service obligations
- potential future acquisitions
- dividend payments

We actively manage our capital structure and resources in order to minimize the cost of capital while properly managing financial risk. We seek to meet these objectives by adhering to the following principles:

- maintain substantial bank line of credit borrowing capacity
- use the bank line of credit only for seasonal working capital requirements and other temporary funding requirements
- proactively manage our long-term debt maturity schedule such that repayment/refinancing risk in any single year is low
- avoid financial and other covenants that limit our operating and financial flexibility
- opportunistically access the capital markets when conditions and terms are favorable

CASH

Included in our December 31, 2012 cash and cash equivalents balance of $275.5 million is $52.9 million of cash held at one of our foreign subsidiaries. The majority of this $52.9 million of cash relates to earnings prior to January 1, 2012 that are permanently reinvested offshore.

CASH FROM OPERATING ACTIVITIES

in millions

$202.7 $169.0 **$238.5**

2010 2011 2012

Net cash provided by operating activities is derived primarily from net earnings before deducting noncash charges for depreciation, depletion, accretion and amortization.

in millions	***2012***	*2011*	*2010*
Net loss	**($52.6)**	($70.8)	($96.5)
Depreciation, depletion, accretion and amortization	**332.0**	361.7	382.1
Net gain on sale of property, plant & equipment and businesses	**(78.7)**	(58.8)	(68.1)
Proceeds from sale of future production, net of transaction costs	**73.6**	0.0	0.0
Other operating cash flows, net	**(35.8)**	(63.1)	(14.8)
Net cash provided by operating activities	**$238.5**	$169.0	$202.7

2012 VERSUS 2011 — Net cash provided by operating activities of $238.5 million increased $69.5 million from 2011 due primarily to proceeds from the sale of future production. In December 2012, we unlocked capital in our East Region through a volumetric production payment resulting in net cash proceeds of $73.6 million (see Note 19 "Acquisitions and Divestitures" in Item 8 "Financial Statements and Supplementary Data").

2011 VERSUS 2010 — Although net earnings before noncash deductions for depreciation, depletion, accretion and amortization increased to $290.9 million from $285.6 million, net cash provided by operating activities decreased $33.7 million. Operating cash flows were negatively impacted by changes in our working capital accounts which used $25.3 million in cash in 2011 compared to $37.2 million of cash generated in 2010. This increase in cash outflows was partially offset by a decrease in contributions to pension plans from $24.5 million in 2010 to $4.9 million in 2011.

CASH FROM INVESTING ACTIVITIES

in millions


$10.4
($19.5)
($88.4)
2010
2011
2012

2012 VERSUS 2011 — Net cash provided by investing activities increased $29.9 million in 2012. This increase resulted from an increase in proceeds from divestitures of non-core assets (a $13.6 million year-over-year increase in proceeds from the sale of property, plant and equipment and businesses) and a decrease in spending for acquisitions (a $16.1 million year-over-year decrease in purchases of property, plant & equipment and businesses). These divestitures (as outlined in Note 19 "Acquisition and Divestitures" in Item 8 "Financial Statements and Supplementary Data") are consistent with our strategic focus on disposing non-core assets and building leading aggregates positions in markets with above average long-term demand growth.

2011 VERSUS 2010 — Net cash used for investing activities of $19.5 million decreased $68.9 million from 2010. Proceeds from the sale of non-strategic businesses increased $23.8 million year-over-year to $74.7 million in 2011. We utilized an asset swap strategy to acquire aggregates facilities in high growth markets while disposing of non-strategic assets. This strategy allowed us to acquire net assets valued at $35.4 million for a cash outlay of $10.5 million. Accordingly, cash used to acquire businesses decreased by $60.0 million compared to 2010. Cash used for the purchase of property, plant & equipment totaled $98.9 million in 2011, compared to $86.3 million in 2010 and $109.7 million in 2009.

CASH FROM FINANCING ACTIVITIES

in millions


($41.3)
($89.1)
($129.2)
2010
2011
2012

2012 VERSUS 2011 — Net cash used for financing activities increased $87.9 million in 2012 compared to 2011. In 2011, we restructured our debt portfolio which generated $24.8 million of net cash proceeds. In 2012, we paid $134.8 million of debt as scheduled. This decrease in cash flows related to debt was partially offset by $93.0 million in cash savings derived from the decrease in dividend payments (2012 — $0.04 per share, 2011 — $0.76 per share).

2011 VERSUS 2010 — Net cash used for financing activities of $41.3 million decreased $47.8 million from 2010. Increases in financing cash flows were largely due to an increase in cash flows related to debt of $71.5 million. This net positive cash flow variance includes proceeds and payments of short-term and long-term debt, debt issuance costs, cash paid to purchase our own debt at a premium above par value and proceeds from the settlement of interest rate swap agreements. The positive cash flows from debt-related items and the $29.6 million decrease in dividends paid (largely as a result of the dividend reduction in the fourth quarter of 2011) were partially offset by year-over-year decreases in proceeds from the issuance of common stock and the exercise of stock options totaling $53.7 million.

DEBT

Certain debt measures as of December 31 are outlined below:

dollars in millions	*2012*	*2011*
Debt		
Current maturities of long-term debt	**$150.6**	$134.8
Long-term debt	**2,526.4**	2,680.7
Total debt	**$2,677.0**	$2,815.5
Capital		
Total debt	**$2,677.0**	$2,815.5
Equity	**3,761.1**	3,791.6
Total capital	**$6,438.1**	$6,607.1
Total Debt as a Percentage of Total Capital	**41.6%**	42.6%
Weighted-average Effective Interest Rate		
Bank line of credit [1]	**N/A**	N/A
Long-term debt excluding bank line of credit	**7.71%**	7.64%
Fixed versus Floating Interest Rate Debt		
Fixed-rate debt	**99.5%**	99.5%
Floating-rate debt	**0.5%**	0.5%

[1] *There were no borrowings at December 31, 2012 and 2011. However, we do pay fees for unused borrowing capacity and standby letters of credit.*

As of December 31, 2012, current maturities for the next four quarters and maturities for the next five years are due as follows:

in millions	*Current Maturities*
First quarter 2013	$10.0
Second quarter 2013	140.5
Third quarter 2013	0.0
Fourth quarter 2013	0.1

in millions	*Debt Maturities*
2013	$150.6
2014	0.2
2015	150.1
2016	500.1
2017	350.2

We expect to retire debt maturities using existing cash, cash generated from operations, by drawing on our bank line of credit or accessing the capital markets.

In June 2011, we issued $1.1 billion of long-term notes in two series, as follows: $500.0 million of 6.50% notes due in 2016 and $600.0 million of 7.50% notes due in 2021. These notes were issued principally to:

- repay and terminate our $450.0 million floating-rate term loan due in 2015
- fund the purchase through a tender offer of $165.4 million of our outstanding 5.60% notes due in 2012 and $109.6 million of our outstanding 6.30% notes due in 2013
- repay $275.0 million outstanding under our bank line of credit, and
- for general corporate purposes

During the fourth quarter of 2011, we entered into a new $600.0 million bank line of credit (the line of credit). The line of credit expires on December 15, 2016 and is secured by certain domestic accounts receivable and inventory. Borrowing capacity fluctuates with the level of eligible accounts receivable and inventory and may be less than $600.0 million at any point in time.

Utilization of the borrowing capacity under the line of credit as of December 31, 2012:

- none was drawn
- $57.3 million of borrowing capacity was used to provide support for outstanding standby letters of credit

Borrowings under the line of credit bear interest at a rate determined at the time of borrowing equal to the lower of the London Interbank Offered Rate (LIBOR) plus a margin ranging from 1.75% to 2.25% based on the level of utilization or an alternative rate derived from the lender's prime rate. Letters of credit issued under the line of credit are charged a fee equal to the applicable margin for borrowings. As of December 31, 2012, the applicable margin was 1.75%. We had no draws on the line of credit during 2012.

DEBT RATINGS

Our debt ratings and outlooks as of December 31, 2012 are summarized below:

	Rating/Outlook	*Date*	*Description*
Short-term Debt			
Moody's	not prime/negative	9/16/2011	outlook changed from stable to negative
Long-term Debt			
Moody's	Ba3/negative	7/12/2012	downgraded from Ba2/negative
Standard & Poor's	BB/stable	6/11/2012 [1]	outlook changed from watch positive to stable

[1] *Rating/outlook reaffirmed December 14, 2012.*

EQUITY

Our common stock issuances are summarized below:

in thousands	***2012***	*2011*	*2010*
Common stock shares at January 1, issued and outstanding	**129,245**	128,570	125,912
Common Stock Issuances			
Public offering		0	0
Acquisitions	**61**	373	0
401(k) savings and retirement plan	**0**	111	882
Pension plan contribution	**0**	0	1,190
Share-based compensation plans	**415**	191	586
Common stock shares at December 31, issued and outstanding	**129,721**	129,245	128,570

During 2011 and 2012 , we issued a total of 0.4 million shares of our common stock in connection with a business acquisition as explained in Note 19 "Acquisitions and Divestitures" in Item 8 "Financial Statements and Supplementary Data."

We periodically sell shares of common stock to the trustee of our 401(k) savings and retirement plan to satisfy the plan participants' elections to invest in our common stock. This arrangement provides a means of improving cash flow, increasing equity and reducing leverage. Under this arrangement, the stock issuances and resulting cash proceeds for the years ended December 31 were:

- 2012 — no shares issued
- 2011 — issued 0.1 million shares for cash proceeds of $4.7 million
- 2010 — issued 0.9 million shares for cash proceeds of $41.7 million

In 2010, we issued 1.2 million shares of common stock (par value of $1 per share) to our qualified pension plans as explained in Note 10 "Benefit Plans" in Item 8 "Financial Statements and Supplementary Data." This transaction increased equity by $53.9 million (common stock $1.2 million and capital in excess of par $52.7 million).

There were no shares held in treasury as of December 31, 2012, 2011 and 2010. There were 3,411,416 shares remaining under the current purchase authorization of the Board of Directors as of December 31, 2012.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements, such as financing or unconsolidated variable interest entities, that either have or are reasonably likely to have a current or future material effect on our:

- results of operations
- financial position
- liquidity
- capital expenditures
- capital resources

STANDBY LETTERS OF CREDIT

For a discussion of our standby letters of credit see Note 12 "Commitments and Contingencies" in Item 8 "Financial Statements and Supplementary Data."

CASH CONTRACTUAL OBLIGATIONS

We expect cash requirements for income taxes of $26.0 million during 2013. Additionally, we have a number of contracts containing commitments or contingent obligations that are not material to our earnings. These contracts are discrete and it is unlikely that the various contingencies contained within the contracts would be triggered by a common event. Excluding future cash requirements for income taxes and these immaterial contracts, our obligations to make future contractual payments as of December 31, 2012 are summarized in the table below:

	Note	*Payments Due by Year*				
in millions	*Reference*	*2013*	*2014-2015*	*2016-2017*	*Thereafter*	*Total*
Cash Contractual Obligations						
Bank line of credit [1]						
Principal payments	Note 6	$0.0	$0.0	$0.0	$0.0	$0.0
Interest payments and fees [2]		3.1	6.2	3.1	0.0	12.4
Long-term debt excluding bank line of credit						
Principal payments	Note 6	150.6	150.3	850.3	1,510.4	2,661.6
Interest payments	Note 6	191.4	373.8	310.9	543.6	1,419.7
Operating leases	Note 7	26.7	45.8	37.3	138.1	247.9
Mineral royalties	Note 12	24.7	39.5	25.1	132.9	222.2
Unconditional purchase obligations						
Capital	Note 12	3.9	0.0	0.0	0.0	3.9
Noncapital [3]	Note 12	15.4	20.1	6.4	8.7	50.6
Benefit plans [4]	Note 10	5.2	67.0	32.1	80.0	184.3
Total cash contractual obligations [5, 6]		$421.0	$702.7	$1,265.2	$2,413.7	$4,802.6

[1] *Bank line of credit represents borrowings under our five-year credit facility which expires December 15, 2016.*

[2] *Includes fees for unused borrowing capacity, and fees for letters of credit. The figures for all years assume that the amount of unused borrowing capacity, and the amount of letters of credit, do not change from December 31, 2012.*

[3] *Noncapital unconditional purchase obligations relate primarily to transportation and electrical contracts.*

[4] *Payments in "Thereafter" column for benefit plans are for the years 2018-2022.*

[5] *The above table excludes discounted asset retirement obligations in the amount of $150.1 million at December 31, 2012, the majority of which have an estimated settlement date beyond 2017 (see Note 17 "Asset Retirement Obligations" in Item 8 "Financial Statements and Supplementary Data").*

[6] *The above table excludes unrecognized income tax benefits in the amount of $13.6 million at December 31, 2012, as we cannot make a reasonably reliable estimate of the amount and period of related future payment of these uncertain tax positions (for more details, see Note 9 "Income Taxes" in Item 8 "Financial Statements and Supplementary Data").*

CRITICAL ACCOUNTING POLICIES

We follow certain significant accounting policies when we prepare our consolidated financial statements. A summary of these policies is included in Note 1 "Summary of Significant Accounting Policies" in Item 8 "Financial Statements and Supplementary Data."

We prepare these financial statements to conform with accounting principles generally accepted in the United States of America. These principles require us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We base our estimates on historical experience, current conditions and various other assumptions we believe reasonable under existing circumstances and evaluate these estimates and judgments on an ongoing basis. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

We believe the following seven critical accounting policies require the most significant judgments and estimates used in the preparation of our consolidated financial statements:

1. Goodwill and goodwill impairment
2. Impairment of long-lived assets excluding goodwill
3. Reclamation costs
4. Pension and other postretirement benefits
5. Environmental compliance
6. Claims and litigation including self-insurance
7. Income taxes

1. GOODWILL AND GOODWILL IMPAIRMENT

Goodwill represents the excess of the cost of net assets acquired in business combinations over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill impairment exists when the fair value of a reporting unit is less than its carrying amount. Goodwill is tested for impairment on an annual basis or more frequently whenever events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment evaluation is a critical accounting policy because goodwill is material to our total assets (as of December 31, 2012, goodwill represents 38% of total assets) and the evaluation involves the use of significant estimates and assumptions and considerable management judgment. Thus, an impairment charge could be material to our financial condition and results of operations.

HOW WE TEST GOODWILL FOR IMPAIRMENT

Goodwill is tested for impairment at the reporting unit level. In December 2011, we announced an organizational restructuring plan that led to changes in the manner in which our operations are managed. As a result, we reorganized our reporting unit structure and reassigned goodwill among our revised reporting units using a relative fair value approach. This reorganization led to an increase in reporting units from 13 to 19, of which 10 carry goodwill. The reporting units are evaluated using a two-step process.

STEP 1
We compare the fair value of a reporting unit to its carrying value, including goodwill

- if the fair value exceeds its carrying value, the goodwill of the reporting unit is not considered impaired
- if the carrying value of a reporting unit exceeds its fair value, we go to step two to measure the amount of impairment loss, if any

STEP 2
We compare the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by hypothetically allocating the fair value of the reporting unit to its identifiable assets and liabilities in a manner consistent with a business combination, with any excess fair value representing implied goodwill.

- if the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess

HOW WE DETERMINE CARRYING VALUE AND FAIR VALUE

First, we determine the carrying value of each reporting unit by assigning assets and liabilities, including goodwill, to those units as of the measurement date. Then, we estimate the fair values of the reporting units by considering the indicated fair values derived from both an income approach, which involves discounting estimated future cash flows, and a market approach, which involves the application of revenue and EBITDA multiples of comparable companies. Finally, we consider market factors when determining the assumptions and estimates used in our valuation models. To substantiate the fair values derived from these valuations, we reconcile the implied fair values to our market capitalization.

OUR ASSUMPTIONS

We base our fair value estimates on market participant assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. Changes in key assumptions or management judgment with respect to a reporting unit or its prospects may result from a change in market conditions, market trends, interest rates or other factors outside of our control, or significant underperformance relative to historical or projected future operating results. These conditions could result in a significantly different estimate of the fair value of our reporting units, which could result in an impairment charge in the future.

The significant assumptions in our discounted cash flow models include our estimate of future profitability, capital requirements and the discount rate. The profitability estimates used in the models were derived from internal operating budgets and forecasts for long-term demand and pricing in our industry. Estimated capital requirements reflect replacement capital estimated on a per ton basis and acquisition capital necessary to support growth estimated in the models. The discount rate was derived using a capital asset pricing model.

RESULTS OF OUR IMPAIRMENT TESTS

The results of our annual impairment tests for:

- November 1, 2012 indicated that the fair values of all reporting units with goodwill substantially exceeded their carrying values
- November 1, 2011 indicated that the fair values of one of our reporting units with $1,815.1 million of goodwill exceeded its carrying value by 8%. The fair values of all other reporting units with goodwill substantially exceeded their carrying values (see further discussion below)
- November 1, 2010 indicated that the fair values of all reporting units with goodwill substantially exceeded their carrying values

The key assumptions used in our 2011 discounted cash flows (DCF) model of the aggregates reporting unit for which the fair value exceeded its carrying value by 8% were growth rates for volume, price and variable costs to produce, capital requirements and the discount rate. Based on our historical experience and macroeconomic forecasts for each of the counties that are served by our operations, we developed projections for volume, price and cost growth rates. Subsequently, projections were revised downwards to reflect assumptions that we believe a market participant, not privy to our internal information, would make based on information available through normal and customary due diligence procedures. Accordingly, the DCF model assumes that over a twenty year projection period volumes, pricing and variable cost grow at inflation-adjusted (real) average annual rates of 4.8%, 0.9% and 0.7%, respectively. Our capital spending assumptions are based on the level of projected volume and our historical experience. For goodwill impairment testing purposes, we utilized a 9.50% discount rate to present value the estimated future cash flows.

The market approach was based on multiples of revenue and EBITDA to enterprise value for comparative public companies. The six data points (derived from the revenue and EBITDA multiples for the past three years, trailing twelve months and analysts' estimates for next year) were averaged to arrive at the estimated fair value of the reporting unit.

Delays in a sustained recovery in our Gulf Coast markets may result in an impairment of this reporting unit's goodwill.

For additional information regarding goodwill, see Note 18 "Goodwill and Intangible Assets" in Item 8 "Financial Statements and Supplementary Data."

2. IMPAIRMENT OF LONG-LIVED ASSETS EXCLUDING GOODWILL

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. The impairment evaluation is a critical accounting policy because long-lived assets are material to our total assets (as of December 31, 2012, net property, plant & equipment represents 39% of total assets, while net other intangible assets represents 9% of total assets) and the evaluation involves the use of significant estimates and assumptions and considerable management judgment. Thus, an impairment charge could be material to our financial condition and results of operations. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets.

Fair value is determined primarily by using a discounted cash flow methodology that requires considerable management judgment and long-term assumptions. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

We test long-lived assets for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, our long-lived asset impairment test is at a significantly lower level than the level at which we test goodwill for impairment. In markets where we do not produce downstream products (e.g. ready-mixed concrete and asphalt mix), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market. Conversely, in vertically integrated markets, the cash flows of our downstream and upstream businesses are not largely independently identifiable as the selling price of the upstream products (aggregates and cement) determines the profitability of the downstream business.

During 2012, we recorded a $2.0 million loss on impairment of long-lived assets. This impairment loss related primarily to assets classified as held for sale (see Note 19 “Acquisitions and Divestitures” in Item 8 “Financial Statements and Supplementary Data”). Long-lived asset impairments during 2011 were immaterial and related to property abandonments. During 2010 we recorded a $3.9 million loss on impairment of long-lived assets.

We maintain certain long-lived assets that are not currently being utilized in our operations. These assets totaled approximately $325 million at December 31, 2012, representing an approximate 5% increase from December 31, 2011. Of the total $325 million, approximately 30% relates to real estate held for future development and expansion of our operations. An additional 25% is comprised of real estate (principally former mining sites) pending development as commercial or residential real estate, reservoirs or landfills. The remaining 45% is composed of aggregates, ready-mix and asphalt mix operating assets idled temporarily as a result of a decline in demand for our products. We anticipate moving these idled assets back into operation as demand recovers. We evaluate the useful lives and the recoverability of these assets whenever events or changes in circumstances indicate that carrying amounts may not be recoverable.

For additional information regarding long-lived assets and intangible assets, see Note 4 "Property, Plant & Equipment" and Note 18 "Goodwill and Intangible Assets" in Item 8 "Financial Statements and Supplementary Data."

3. RECLAMATION COSTS

Reclamation costs resulting from normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

Reclamation costs are considered a critical accounting policy because of the significant estimates, assumptions and considerable management judgment used to determine the fair value of the obligation and the significant carrying amount of these obligations ($150.1 million as of December 31, 2012 and $154.0 million as of December 31, 2011).

HOW WE DETERMINE FAIR VALUE OF THE OBLIGATION

To determine the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

We review reclamation obligations at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.

For additional information regarding reclamation obligations (referred to in our financial statements as asset retirement obligations), see Note 17 "Asset Retirement Obligations" in Item 8 "Financial Statements and Supplementary Data."

4. PENSION AND OTHER POSTRETIREMENT BENEFITS

Accounting for pension and postretirement benefits requires that we make significant assumptions regarding the valuation of benefit obligations and the performance of plan assets. Each year we review our assumptions about the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits.

- DISCOUNT RATE — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future
- EXPECTED RETURN ON PLAN ASSETS — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs
- RATE OF COMPENSATION INCREASE — For salary-related plans only, we project employees' annual pay increases, which are used to project employees' pension benefits at retirement
- RATE OF INCREASE IN THE PER CAPITA COST OF COVERED HEALTHCARE BENEFITS — We project the expected increases in the cost of covered healthcare benefits

HOW WE SET OUR ASSUMPTIONS

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. We also analyze the duration of plan liabilities and the yields for corresponding high-quality bonds. At December 31, 2012, the discount rates for our various plans ranged from 3.05% to 4.35% (December 31, 2011 ranged from 4.15% to 5.08%).

In estimating the expected return on plan assets, we consider past performance and long-term future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2012, the expected return on plan assets was reduced to 7.5% from the 8.0% used to determine the 2012 expense.

In projecting the rate of compensation increase, we consider past experience and future expectations. At December 31, 2012, our projected weighted-average rate of compensation remained at 3.5%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2012, our assumed rate of increase in the per capita cost of covered healthcare benefits was increased to 8.0% for 2013, decreasing each year until reaching 5.0% in 2019 and remaining level thereafter.

Changes to the assumptions listed above would have an impact on the projected benefit obligations, the accrued other postretirement benefit liabilities, and the annual net periodic pension and other postretirement benefit cost. The following table reflects the favorable and unfavorable outcomes associated with a change in certain assumptions:

	(Favorable) Unfavorable			
	0.5 Percentage Point Increase		*0.5 Percentage Point Decrease*	
in millions	*Inc (Dec) in Benefit Obligation*	*Inc (Dec) in Benefit Cost*	*Inc (Dec) in Benefit Obligation*	*Inc (Dec) in Benefit Cost*
Actuarial Assumptions				
Discount rate				
Pension	($63.8)	($6.0)	$71.5	$6.6
Other postretirement benefits	(3.7)	0.0	3.9	0.0
Expected return on plan assets	not applicable	(3.1)	not applicable	3.1
Rate of compensation increase (for salary-related plans)	12.7	2.3	(11.8)	(2.1)
Rate of increase in the per capita cost of covered healthcare benefits	1.6	0.2	(1.6)	(0.2)

As of the December 31, 2012 measurement date, the fair value of our pension plan assets increased from $636.6 million to $683.1 million due to investment gains. No contributions were made to the qualified pension plans in 2012.

During 2013, we expect to recognize net periodic pension expense of approximately $46.0 million and net periodic postretirement expense of approximately $4.5 million compared to $36.6 million and $10.2 million, respectively, in 2012. The increase in pension expense is due primarily to the decrease in discount rates. The decrease in other postretirement benefit expense is primarily the result of a plan change which caps the employer cost of medical coverage at the 2015 level. We do not anticipate contributions will be required to the funded pension plans during 2013 as a result of interest rate relief provided as part of the Moving Ahead for Progress in the 21st Century (MAP-21) Act. We currently do not anticipate that the funded status of any of our plans will fall below statutory thresholds requiring accelerated funding or constraints on benefit levels or plan administration.

For additional information regarding pension and other postretirement benefits, see Note 10 "Benefit Plans" in Item 8 "Financial Statements and Supplementary Data."

5. ENVIRONMENTAL COMPLIANCE

Our environmental compliance costs include the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs.

HOW WE ACCOUNT FOR ENVIRONMENTAL COSTS

To account for environmental costs, we:

- expense or capitalize environmental costs consistent with our capitalization policy
- expense costs for an existing condition caused by past operations that do not contribute to future revenues
- accrue costs for environmental assessment and remediation efforts when we determine that a liability is probable and we can reasonably estimate the cost

At the early stages of a remediation effort, environmental remediation liabilities are not easily quantified due to the uncertainties of various factors. The range of an estimated remediation liability is defined and redefined as events in the remediation effort occur. When we can estimate a range of probable loss, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2012, the difference between the amount accrued and the maximum loss in the range for all sites for which a range can be reasonably estimated was $3.9 million.

Accrual amounts may be based on technical cost estimations or the professional judgment of experienced environmental managers. Our Safety, Health and Environmental Affairs Management Committee routinely reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

For additional information regarding environmental compliance costs, see Note 8 "Accrued Environmental Remediation Costs" in Item 8 "Financial Statements and Supplementary Data."

6. CLAIMS AND LITIGATION INCLUDING SELF-INSURANCE

We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers' compensation up to $2.0 million per occurrence and automotive and general/product liability up to $3.0 million per occurrence. We have excess coverage on a per occurrence basis beyond these retention levels.

Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs, due to their unique nature, are not included in our actuarial studies. For matters not included in our actuarial studies, legal defense costs are accrued when incurred.

HOW WE ASSESS THE PROBABILITY OF LOSS

We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

For additional information regarding claims and litigation including self-insurance, see Note 1 "Summary of Significant Accounting Policies" in Item 8 "Financial Statements and Supplementary Data" under the caption Claims and Litigation Including Self-insurance.

7. INCOME TAXES

HOW WE DETERMINE OUR DEFERRED TAX ASSETS AND LIABILITIES

We file various federal, state and foreign income tax returns, including some returns that are consolidated with subsidiaries. We account for the current and deferred tax effects of such returns using the asset and liability method. Our current and deferred tax assets and liabilities reflect our best assessment of the estimated future taxes we will pay. Significant judgments and estimates are required in determining the current and deferred assets and liabilities. Annually, we compare the liabilities calculated for our federal, state and foreign income tax returns to the estimated liabilities calculated as part of the year end income tax provision. Any adjustments are reflected in our current and deferred tax assets and liabilities.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. On a quarterly basis, we assess all positive and negative evidence to determine the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as:

- cumulative losses in recent years
- taxable income in prior carryback years, if carryback is permitted under tax law
- future reversal of existing taxable temporary differences against deductible temporary differences
- future taxable income exclusive of reversing temporary differences
- the mix of taxable income in the jurisdictions in which we operate
- tax planning strategies

If we were to determine that we would not be able to realize a portion of our deferred tax assets in the future, we would charge an adjustment to the deferred tax assets to earnings. Conversely, if we were to determine that realization is more likely than not for deferred tax assets with a valuation allowance, the related valuation allowance would be reduced and we would record a benefit to earnings.

FOREIGN EARNINGS

U.S. income taxes are not provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies for each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.

UNRECOGNIZED INCOME TAX BENEFITS

We recognize an income tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the income tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our income tax provision includes the net impact of changes in the liability for unrecognized income tax benefits and subsequent adjustments as we consider appropriate.

Before a particular matter for which we have recorded a liability related to an unrecognized income tax benefit is audited and finally resolved, a number of years may elapse. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized income tax benefits is adequate. Favorable resolution of an unrecognized income tax benefit could be recognized as a reduction in our income tax provision and effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized income tax benefit could increase the income tax provision and effective tax rate in the period of resolution.

We consider an issue to be resolved at the earlier of settlement of an examination, the expiration of the statute of limitations, or when the issue is "effectively settled." Our liability for unrecognized income tax benefits is generally presented as noncurrent. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current. We classify interest and penalties recognized on the liability for unrecognized income tax benefits as income tax expense.

STATUTORY DEPLETION

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for statutory depletion. The impact of statutory depletion on the effective tax rate is presented in Note 9 "Income Taxes" in Item 8 "Financial Statements and Supplementary Data." The deduction for statutory depletion does not necessarily change proportionately to changes in pretax earnings.

NEW ACCOUNTING STANDARDS

For a discussion of accounting standards recently adopted and pending adoption and the affect such accounting changes will have on our results of operations, financial position or liquidity, see Note 1 "Summary of Significant Accounting Policies" in Item 8 "Financial Statements and Supplementary Data" under the caption New Accounting Standards.

FORWARD-LOOKING STATEMENTS

The foregoing discussion and analysis, as well as certain information contained elsewhere in this Annual Report, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor created thereby. See the discussion in Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 in Part I, above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks arising from transactions that are entered into in the normal course of business. In order to manage or reduce these market risks, we may utilize derivative financial instruments. We do not enter into derivative financial instruments for speculative or trading purposes.

We are exposed to interest rate risk due to our bank line of credit and other long-term debt instruments. At times, we use interest rate swap agreements to manage this risk.

At December 31, 2012, the estimated fair value of our long-term debt instruments including current maturities was $2,917.4 million compared to a book value of $2,677.0 million. The estimated fair value was determined by discounting expected future cash flows based on credit-adjusted interest rates on U.S. Treasury bills, notes or bonds, as appropriate. The fair value estimate is based on information available as of the measurement date. Although we are not aware of any factors that would significantly affect the estimated fair value amount, it has not been comprehensively revalued since the measurement date. The effect of a decline in interest rates of one percentage point would increase the fair value of our liability by $149.6 million.

We are exposed to certain economic risks related to the costs of our pension and other postretirement benefit plans. These economic risks include changes in the discount rate for high-quality bonds, the expected return on plan assets, the rate of compensation increase for salaried employees and the rate of increase in the per capita cost of covered healthcare benefits. The impact of a change in these assumptions on our annual pension and other postretirement benefit costs is discussed in greater detail within the Critical Accounting Policies section of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Vulcan Materials Company:

We have audited the accompanying consolidated balance sheets of Vulcan Materials Company and its subsidiary companies (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vulcan Materials Company and its subsidiary companies as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Birmingham, Alabama
February 28, 2013

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 *in thousands, except per share data*	***2012***	*2011*	*2010*
Net sales	**$2,411,243**	$2,406,909	$2,405,916
Delivery revenues	**156,067**	157,641	152,946
Total revenues	**2,567,310**	2,564,550	2,558,862
Cost of goods sold	**2,077,217**	2,123,040	2,105,190
Delivery costs	**156,067**	157,641	152,946
Cost of revenues	**2,233,284**	2,280,681	2,258,136
Gross profit	**334,026**	283,869	300,726
Selling, administrative and general expenses	**259,140**	289,993	327,537
Gain on sale of property, plant & equipment and businesses, net	**68,455**	47,752	59,302
Recovery from (charge for) legal settlement	**0**	46,404	(40,000)
Restructuring charges	**(9,557)**	(12,971)	0
Exchange offer costs	**(43,380)**	(2,227)	0
Other operating expense, net	**(5,623)**	(9,390)	(7,031)
Operating earnings (loss)	**84,781**	63,444	(14,540)
Other nonoperating income, net	**6,727**	2	3,074
Interest income	**1,141**	3,444	863
Interest expense	**213,067**	220,628	181,603
Loss from continuing operations before income taxes	**(120,418)**	(153,738)	(192,206)
Provision for (benefit from) income taxes			
Current	**1,913**	14,318	(37,805)
Deferred	**(68,405)**	(92,801)	(51,858)
Total benefit from income taxes	**(66,492)**	(78,483)	(89,663)
Loss from continuing operations	**(53,926)**	(75,255)	(102,543)
Earnings on discontinued operations, net of income taxes (Note 2)	**1,333**	4,477	6,053
Net loss	**($52,593)**	($70,778)	($96,490)
Other comprehensive income (loss), net of tax			
Fair value adjustments to cash flow hedges	**0**	0	(481)
Reclassification adjustment for cash flow hedges	**3,816**	7,151	10,709
Adjustment for funded status of pension and postretirement benefit plans	**(24,454)**	(54,366)	3,201
Amortization of pension and postretirement benefit plans actuarial loss and prior service cost	**11,965**	7,710	3,590
Other comprehensive income (loss)	**(8,673)**	(39,505)	17,019
Comprehensive loss	**($61,266)**	($110,283)	($79,471)
Basic earnings (loss) per share			
Continuing operations	**($0.42)**	($0.58)	($0.80)
Discontinued operations	**$0.01**	$0.03	$0.05
Net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)
Diluted earnings (loss) per share			
Continuing operations	**($0.42)**	($0.58)	($0.80)
Discontinued operations	**$0.01**	$0.03	$0.05
Net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)
Weighted-average common shares outstanding			
Basic	**129,745**	129,381	128,050
Assuming dilution	**129,745**	129,381	128,050

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

As of December 31 *in thousands*	*2012*	*2011*
Assets		
Cash and cash equivalents	**$275,478**	$155,839
Restricted cash	**0**	81
Accounts and notes receivable		
Customers, less allowance for doubtful accounts 2012 — $6,198; 2011 — $6,498	**277,539**	299,166
Other	**19,441**	15,727
Inventories	**335,022**	327,657
Current deferred income taxes	**40,696**	43,032
Prepaid expenses	**21,713**	21,598
Assets held for sale	**15,083**	0
Total current assets	**984,972**	863,100
Investments and long-term receivables	**42,081**	29,004
Property, plant & equipment, net	**3,159,185**	3,418,179
Goodwill	**3,086,716**	3,086,716
Other intangible assets, net	**692,532**	697,502
Other noncurrent assets	**161,113**	134,813
Total assets	**$8,126,599**	$8,229,314
Liabilities		
Current maturities of long-term debt	**$150,602**	$134,762
Trade payables and accruals	**113,337**	103,931
Accrued salaries, wages and management incentives	**62,695**	60,132
Accrued interest	**11,424**	12,045
Other accrued liabilities	**97,552**	95,383
Liabilities of assets held for sale	**801**	0
Total current liabilities	**436,411**	406,253
Long-term debt	**2,526,401**	2,680,677
Noncurrent deferred income taxes	**657,367**	732,528
Deferred management incentive and other compensation	**21,756**	29,275
Pension benefits	**303,036**	225,846
Other postretirement benefits	**103,134**	124,960
Asset retirement obligations	**150,072**	153,979
Deferred revenue (Note 19)	**73,583**	0
Other noncurrent liabilities	**93,777**	84,179
Total liabilities	**4,365,537**	4,437,697
Other commitments and contingencies (Note 12)		
Equity		
Common stock, $1 par value — 129,721 shares issued as of 2012 and 129,245 shares issued as of 2011	**129,721**	129,245
Capital in excess of par value	**2,580,209**	2,544,740
Retained earnings	**1,276,649**	1,334,476
Accumulated other comprehensive loss	**(225,517)**	(216,844)
Total equity	**3,761,062**	3,791,617
Total liabilities and equity	**$8,126,599**	$8,229,314

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31 *in thousands*	*2012*	*2011*	*2010*
Operating Activities			
Net loss	**($52,593)**	($70,778)	($96,490)
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation, depletion, accretion and amortization	**331,959**	361,719	382,093
Net gain on sale of property, plant & equipment and businesses	**(78,654)**	(58,808)	(68,095)
Contributions to pension plans	**(4,509)**	(4,892)	(24,496)
Share-based compensation	**17,474**	18,454	20,637
Excess tax benefits from share-based compensation	**(267)**	(121)	(808)
Deferred tax provision	**(69,830)**	(93,739)	(51,684)
Cost of debt purchase	**0**	19,153	0
(Increase) decrease in assets before initial effects of business acquisitions and dispositions			
Accounts and notes receivable	**17,412**	5,035	(49,656)
Inventories	**(9,028)**	(6,927)	6,708
Prepaid expenses	**(117)**	(1,354)	22,945
Other assets	**(29,043)**	7,673	(58,243)
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions			
Accrued interest and income taxes	**(15,709)**	5,831	12,661
Trade payables and other accruals	**27,091**	(27,871)	44,573
Proceeds from sale of future production, net of transaction costs (Note 19)	**73,583**	0	0
Other noncurrent liabilities	**29,772**	5,707	40,950
Other, net	**934**	9,961	21,611
Net cash provided by operating activities	**238,475**	169,043	202,706
Investing Activities			
Purchases of property, plant & equipment	**(93,357)**	(98,912)	(86,324)
Proceeds from sale of property, plant & equipment	**80,829**	13,675	13,602
Proceeds from sale of businesses, net of transaction costs	**21,166**	74,739	50,954
Payment for businesses acquired, net of acquired cash	**0**	(10,531)	(70,534)
Other, net	**1,761**	1,550	3,926
Net cash provided by (used for) investing activities	**10,399**	(19,479)	(88,376)
Financing Activities			
Net short-term borrowings (payments)	**0**	(285,500)	48,988
Payment of current maturities and long-term debt	**(134,780)**	(743,075)	(519,204)
Cost of debt purchase	**0**	(19,153)	0
Proceeds from issuance of long-term debt, net of discounts	**0**	1,100,000	450,000
Debt issuance costs	**0**	(27,426)	(3,058)
Proceeds from settlement of interest rate swap agreements	**0**	23,387	0
Proceeds from issuance of common stock	**0**	4,936	41,734
Dividends paid	**(5,183)**	(98,172)	(127,792)
Proceeds from exercise of stock options	**10,462**	3,615	20,502
Excess tax benefits from share-based compensation	**267**	121	808
Other, net	**(1)**	1	(1,032)
Net cash used for financing activities	**(129,235)**	(41,266)	(89,054)
Net increase in cash and cash equivalents	**119,639**	108,298	25,276
Cash and cash equivalents at beginning of year	**155,839**	47,541	22,265
Cash and cash equivalents at end of year	**$275,478**	$155,839	$47,541

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EQUITY

in thousands	*Common Stock[1]* *Shares*	*Amount*	*Capital in Excess of Par Value*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
Balances at December 31, 2009	125,912	$125,912	$2,368,228	$1,728,273	($194,358)	$4,028,055
Net loss	0	0	0	(96,490)	0	(96,490)
Common stock issued						
401(k) Trustee (Note 13)	882	882	40,852	0	0	41,734
Pension plan contribution	1,190	1,190	52,674	0	0	53,864
Share-based compensation plans	586	586	17,382	0	0	17,968
Share-based compensation expense	0	0	20,637	0	0	20,637
Excess tax benefits from share-based compensation	0	0	808	0	0	808
Accrued dividends on share-based compensation awards	0	0	308	(308)	0	0
Cash dividends on common stock ($1.00 per share)	0	0	0	(127,792)	0	(127,792)
Other comprehensive income	0	0	0	0	17,019	17,019
Other	0	0	(3)	(2)	0	(5)
Balances at December 31, 2010	128,570	$128,570	$2,500,886	$1,503,681	($177,339)	$3,955,798
Net loss	0	0	0	(70,778)	0	(70,778)
Common stock issued						
Acquisitions	373	373	18,347	0	0	18,720
401(k) Trustee (Note 13)	111	111	4,634	0	0	4,745
Share-based compensation plans	191	191	2,041	0	0	2,232
Share-based compensation expense	0	0	18,454	0	0	18,454
Excess tax benefits from share-based compensation	0	0	121	0	0	121
Accrued dividends on share-based compensation awards	0	0	257	(257)	0	0
Cash dividends on common stock ($0.76 per share)	0	0	0	(98,172)	0	(98,172)
Other comprehensive loss	0	0	0	0	(39,505)	(39,505)
Other	0	0	0	2	0	2
Balances at December 31, 2011	129,245	$129,245	$2,544,740	$1,334,476	($216,844)	$3,791,617
Net loss	0	0	0	(52,593)	0	(52,593)
Common stock issued						
Acquisitions	61	61	(199)	0	0	(138)
Share-based compensation plans	415	415	7,113	0	0	7,528
Share-based compensation expense	0	0	17,474	0	0	17,474
Excess tax benefits from share-based compensation	0	0	267	0	0	267
Reclass deferred compensation liability to equity (Note 13)	0	0	10,764	0	0	10,764
Accrued dividends on share-based compensation awards	0	0	51	(51)	0	0
Cash dividends on common stock ($0.04 per share)	0	0	0	(5,183)	0	(5,183)
Other comprehensive loss	0	0	0	0	(8,673)	(8,673)
Other	0	0	(1)	0	0	(1)
Balances at December 31, 2012	**129,721**	**$129,721**	**$2,580,209**	**$1,276,649**	**($225,517)**	**$3,761,062**

[1] *Common stock, $1 par value, 480 million shares authorized in 2012, 2011 and 2010*

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Vulcan Materials Company (the "Company," "Vulcan," "we," "our"), a New Jersey corporation, is the nation's largest producer of construction aggregates, primarily crushed stone, sand and gravel; a major producer of asphalt mix and ready-mixed concrete and a leading producer of cement in Florida.

Due to the 2005 sale of our Chemicals business as described in Note 2, the operating results of the Chemicals business are presented as discontinued operations in the accompanying Consolidated Statements of Comprehensive Income.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Vulcan Materials Company and all our majority or wholly-owned subsidiary companies. All intercompany transactions and accounts have been eliminated in consolidation.

RESTRUCTURING CHARGES

Costs associated with restructuring our operations include severance and related charges to eliminate a specified number of employee positions, costs to relocate employees, contract cancellation costs and charges to vacate facilities and consolidate operations. Relocation and contract cancellation costs and charges to vacate facilities are recognized in the period the liability is incurred. Severance charges for employees, who are required to render service beyond a minimum retention period, generally more than 60 days, are recognized ratably over the retention period; otherwise, the full severance charge is recognized on the date a detailed restructuring plan has been authorized by management and communicated to employees.

In 2011, we substantially completed the implementation of a multi-year project to replace our legacy information technology systems with new ERP and Shared Services platforms. These platforms are helping us streamline processes enterprise-wide and standardize administrative and support functions while providing enhanced flexibility to monitor and control costs. Leveraging this significant investment in technology allowed us to reduce overhead and administrative staff. Additionally, in December 2011, our Board of Directors approved a restructuring plan to consolidate our eight divisions into four regions as part of an ongoing effort to reduce overhead costs and increase operating efficiency. As a result of these two restructuring plans, we recognized $12,971,000 of severance and related charges in 2011. There were no significant charges related to these restructuring plans in 2012.

In 2012, our Board approved a Profit Enhancement Plan that further leverages our streamlined management structure and substantially completed ERP and Shared Services platforms to achieve cost reductions and other earnings enhancements. During 2012, we incurred $9,557,000 of costs (primarily project design, outside advisory and severance) related to the implementation of this plan, $8,038,000 of which was paid as of December 31, 2012. We do not expect to incur any future material charges related to this Profit Enhancement Plan.

EXCHANGE OFFER COSTS

In December 2011, Martin Marietta Materials, Inc. (Martin Marietta) commenced an unsolicited exchange offer for all outstanding shares of our common stock and indicated its intention to nominate a slate of directors to our Board. After careful consideration, including a thorough review of the offer with its financial and legal advisors, our Board unanimously determined that Martin Marietta's offer was inadequate, substantially undervalued Vulcan, was not in the best interests of Vulcan and its shareholders and had substantial risk.

In May 2012, the Delaware Chancery Court ruled and the Delaware Supreme Court affirmed that Martin Marietta had breached two confidentiality agreements between the companies, and enjoined Martin Marietta through September 15, 2012 from pursuing its exchange offer for our shares, prosecuting its proxy contest, or otherwise taking steps to acquire control of our shares or assets and from any further violations of the two confidentiality agreements between the parties. As a result of the court ruling, Martin Marietta withdrew its exchange offer and its board nominees.

In response to Martin Marietta's actions, we incurred legal, professional and other costs as follows: 2012 — $43,380,000 and 2011 — $2,227,000. As of December 31, 2012, $43,107,000 of the incurred costs was paid.

CASH EQUIVALENTS

We classify as cash equivalents all highly liquid securities with a maturity of three months or less at the time of purchase. The carrying amount of these securities approximates fair value due to their short-term maturities.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable from customers result from our extending credit to trade customers for the purchase of our products. The terms generally provide for payment within 30 days of being invoiced. On occasion, when necessary to conform to regional industry practices, we sell product under extended payment terms, which may result in either secured or unsecured short-term notes; or, on occasion, notes with durations of less than one year are taken in settlement of existing accounts receivable. Other accounts and notes receivable result from short-term transactions (less than one year) other than the sale of our products, such as interest receivable; insurance claims; freight claims; tax refund claims; bid deposits or rents receivable. Receivables are aged and appropriate allowances for doubtful accounts and bad debt expense are recorded. Bad debt expense for the years ended December 31 was as follows: 2012 — $2,505,000, 2011 — $1,644,000 and 2010 — $3,100,000. Write-offs of accounts receivables for the years ended December 31 were as follows: 2012 — $2,805,000, 2011 — $2,651,000 and 2010 — $4,317,000.

FINANCING RECEIVABLES

Financing receivables are included in accounts and notes receivable and/or investments and long-term receivables in the accompanying Consolidated Balance Sheets. Financing receivables are contractual rights to receive money on demand or on fixed or determinable dates. Trade receivables with normal credit terms are not considered financing receivables. Financing receivables were as follows: December 31, 2012 — $8,609,000 and December 31, 2011 — $7,471,000. Both of these balances include a related-party (Vulcan Materials Company Foundation) receivable in the amount of $1,550,000 due in 2014. None of our financing receivables are individually significant. We evaluate the collectibility of financing receivables on a periodic basis or whenever events or changes in circumstances indicate we may be exposed to credit losses. As of December 31, 2012 and 2011, no allowances were recorded for these receivables.

INVENTORIES

Inventories and supplies are stated at the lower of cost or market. We use the last-in, first-out (LIFO) method of valuation for most of our inventories because it results in a better matching of costs with revenues. Such costs include fuel, parts and supplies, raw materials, direct labor and production overhead. An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on our estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation. Substantially all operating supplies inventory is carried at average cost. For additional information regarding our inventories see Note 3.

PROPERTY, PLANT & EQUIPMENT

Property, plant & equipment are carried at cost less accumulated depreciation, depletion and amortization. The cost of properties held under capital leases, if any, is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease.

Capitalized software costs of $10,855,000 and $12,910,000 are reflected in net property, plant & equipment as of December 31, 2012 and 2011, respectively. We capitalized software costs for the years ended December 31 as follows: 2012— $408,000, 2011 — $3,746,000 and 2010 — $1,167,000. During the same periods, $2,463,000, $2,520,000 and $2,895,000, respectively, of previously capitalized costs were depreciated. For additional information regarding our property, plant & equipment see Note 4.

REPAIR AND MAINTENANCE

Repair and maintenance costs generally are charged to operating expense as incurred. Renewals and betterments that add materially to the utility or useful lives of property, plant & equipment are capitalized and subsequently depreciated. Actual costs for planned major maintenance activities, related primarily to periodic overhauls on our oceangoing vessels, are capitalized and amortized to the next overhaul.

DEPRECIATION, DEPLETION, ACCRETION AND AMORTIZATION

Depreciation is generally computed by the straight-line method at rates based on the estimated service lives of the various classes of assets, which include machinery and equipment (3 to 30 years), buildings (10 to 20 years) and land improvements (7 to 20 years). Capitalized software costs are included in machinery and equipment and are depreciated on a straight-line basis beginning when the software project is substantially complete. Depreciation for our Newberry, Florida cement production facilities is computed by the unit-of-production method based on estimated output.

Cost depletion on depletable quarry land is computed by the unit-of-production method based on estimated recoverable units.

Accretion reflects the period-to-period increase in the carrying amount of the liability for asset retirement obligations. It is computed using the same credit-adjusted, risk-free rate used to initially measure the liability at fair value.

Amortization of intangible assets subject to amortization is computed based on the estimated life of the intangible assets. A significant portion of our intangible assets is contractual rights in place associated with zoning, permitting and other rights to access and extract aggregates reserves. Contractual rights in place associated with aggregates reserves are amortized using the unit-of-production method based on estimated recoverable units. Other intangible assets are amortized principally by the straight-line method.

Leaseholds are amortized over varying periods not in excess of applicable lease terms or estimated useful lives.

Depreciation, depletion, accretion and amortization expense for the years ended December 31 is outlined below:

in thousands	***2012***	*2011*	*2010*
Depreciation, Depletion, Accretion and Amortization			
Depreciation	**$301,146**	$328,072	$349,460
Depletion	**10,607**	11,195	10,337
Accretion	**7,956**	8,195	8,641
Amortization of leaseholds	**381**	225	195
Amortization of intangibles	**11,869**	14,032	13,460
Total	**$331,959**	$361,719	$382,093

DERIVATIVE INSTRUMENTS

We periodically use derivative instruments to reduce our exposure to interest rate risk, currency exchange risk or price fluctuations on commodity energy sources consistent with our risk management policies. We do not use derivative financial instruments for speculative or trading purposes. Additional disclosures regarding our derivative instruments are presented in Note 5.

FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as described below:

Level 1: Quoted prices in active markets for identical assets or liabilities
Level 2: Inputs that are derived principally from or corroborated by observable market data
Level 3: Inputs that are unobservable and significant to the overall fair value measurement

Our assets at December 31 subject to fair value measurement on a recurring basis are summarized below:

	Level 1	
in thousands	***2012***	*2011*
Fair Value Recurring		
Rabbi Trust		
Mutual funds	**$13,349**	$13,536
Equities	**9,843**	7,057
Total	**$23,192**	$20,593

	Level 2	
in thousands	***2012***	*2011*
Fair Value Recurring		
Rabbi Trust		
Common/collective trust funds	**$2,265**	$2,192
Total	**$2,265**	$2,192

We have established two Rabbi Trusts for the purpose of providing a level of security for the nonqualified employee retirement and deferred compensation plans and for the directors' nonqualified deferred compensation plans. The fair values of these investments are estimated using a market approach. The Level 1 investments include mutual funds and equity securities for which quoted prices in active markets are available. Investments in Level 2 common/collective trust funds are stated at estimated fair value based on the underlying investments in those funds. The underlying investments are comprised of short-term, highly liquid assets in commercial paper, short-term bonds and certificates of deposit. Net trading gains (losses) of the Rabbi Trust investments were $8,564,000 and ($3,292,000) for the years ended December 31, 2012 and 2011, respectively. The portion of the net trading gains (losses) related to investments still held by the Rabbi Trusts at December 31, 2012 and 2011 were $9,012,000 and ($3,370,000), respectively.

The carrying values of our cash equivalents, accounts and notes receivable, current maturities of long-term debt, short-term borrowings, trade payables and accruals, and all other current liabilities approximate their fair values because of the short-term nature of these instruments. Additional disclosures for derivative instruments and interest-bearing debt are presented in Notes 5 and 6, respectively.

There were no assets or liabilities subject to fair value measurement on a nonrecurring basis in 2011. Assets that were subject to fair value measurement on a nonrecurring basis as of December 31, 2012 are summarized below:

	2012	
in thousands	*Level 3*	*Impairment Charges*
Fair Value Nonrecurring		
Assets held for sale	**$10,559**	**$1,738**
Totals	**$10,559**	**$1,738**

The fair values of the assets classified as held for sale were estimated based on the negotiated transaction values. The loss on impairment represents the difference between the carrying value and the fair value less costs to sell of the impacted long-lived assets.

GOODWILL AND GOODWILL IMPAIRMENT

Goodwill represents the excess of the cost of net assets acquired in business combinations over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill impairment exists when the fair value of a reporting unit is less than its carrying amount. As of December 31, 2012, goodwill totaled $3,086,716,000, the same as at December 31, 2011. Total goodwill represents 38% of total assets at both December 31, 2012 and December 31, 2011.

Goodwill is tested for impairment annually, as of November 1, or more frequently whenever events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill is tested for impairment at the reporting unit level. In December 2011, we announced an organizational restructuring plan that led to changes in the manner in which our operations are managed. As a result, we reorganized our reporting unit structure and reassigned goodwill among our revised reporting units using a relative fair value approach. This reorganization led to an increase in reporting units from 13 to 19, of which 10 carry goodwill. The reporting units are evaluated using a two-step process.

The first step of the impairment test identifies potential impairment by comparing the fair value of a reporting unit to its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not required. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any.

The second step of the impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by hypothetically allocating the fair value of the reporting unit to its identifiable assets and liabilities in a manner consistent with a business combination, with any excess fair value representing implied goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

We have four operating segments organized around our principal product lines: aggregates, concrete, asphalt mix and cement. Within these four operating segments, we have identified 19 reporting units based primarily on geographic location. The carrying value of each reporting unit is determined by assigning assets and liabilities, including goodwill, to those reporting units as of the measurement date. We estimate the fair values of the reporting units by considering the indicated fair values derived from both an income approach, which involves discounting estimated future cash flows, and a market approach, which involves the application of revenue and EBITDA multiples of comparable companies. We consider market factors when determining the assumptions and estimates used in our valuation models. To substantiate the fair values derived from these valuations, we reconcile the reporting unit fair values to our market capitalization.

The results of the first step of the annual impairment tests performed as of November 1, 2012 indicated that the fair values of all reporting units with goodwill substantially exceeded their carrying values. The results of the first step of the annual impairment tests performed as of November 1, 2011 and 2010 indicated that the fair values of the reporting units with goodwill exceeded their carrying values. Accordingly, there were no charges for goodwill impairment in the years ended December 31, 2012, 2011 or 2010.

Determining the fair value of our reporting units involves the use of significant estimates and assumptions and considerable management judgment. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ materially from those estimates. Changes in key assumptions or management judgment with respect to a reporting unit or its prospects, which may result from a change in market conditions, market trends, interest rates or other factors outside of our control, or significant underperformance relative to historical or projected future operating results, could result in a significantly different estimate of the fair value of our reporting units, which could result in an impairment charge in the future.

For additional information regarding goodwill see Note 18.

IMPAIRMENT OF LONG-LIVED ASSETS EXCLUDING GOODWILL

We evaluate the carrying value of long-lived assets, including intangible assets subject to amortization, when events and circumstances indicate that the carrying value may not be recoverable. As of December 31, 2012, net property, plant & equipment represents 39% of total assets, while net other intangible assets represents 9% of total assets. The carrying value of long-lived assets is considered impaired when the estimated undiscounted cash flows from such assets are less than their carrying value. In that event, we recognize a loss equal to the amount by which the carrying value exceeds the fair value of the long-lived assets. Fair value is determined primarily by using a discounted cash flow methodology that requires considerable management judgment and long-term assumptions. Our estimate of net future cash flows is based on historical experience and assumptions of future trends, which may be different from actual results. We periodically review the appropriateness of the estimated useful lives of our long-lived assets.

We test long-lived assets for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, our long-lived asset impairment test is at a significantly lower level than the level at which we test goodwill for impairment. In markets where we do not produce downstream products (e.g. ready-mixed concrete and asphalt mix), the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market. Conversely, in vertically integrated markets, the cash flows of our downstream and upstream businesses are not largely independently identifiable as the selling price of the upstream products (aggregates and cement) determines the profitability of the downstream business.

During 2012, we recorded a $2,034,000 loss on impairment of long-lived assets related primarily to assets classified as held for sale (see Note 19). Long-lived asset impairments during 2011 were immaterial and related to property abandonments. During 2010 we recorded a $3,936,000 loss on impairment of long-lived assets. We utilized an income approach to measure the fair value of the long-lived assets and determined that the carrying value of the assets exceeded the fair value. The loss on impairment represents the difference between the carrying value and the fair value of the impacted long-lived assets.

For additional information regarding long-lived assets and intangible assets see Notes 4 and 18.

COMPANY OWNED LIFE INSURANCE

We have Company Owned Life Insurance (COLI) policies for which the cash surrender values, loans outstanding and the net values included in other noncurrent assets in the accompanying Consolidated Balance Sheets as of December 31 are as follows:

in thousands	***2012***	*2011*
Company Owned Life Insurance		
Cash surrender value	**$41,351**	$38,300
Loans outstanding	**41,345**	38,289
Net value included in noncurrent assets	**$6**	$11

REVENUE RECOGNITION

Revenue is recognized at the time the selling price is fixed, the product's title is transferred to the buyer and collectibility of the sales proceeds is reasonably assured. Total revenues include sales of products to customers, net of any discounts and taxes, and third-party delivery revenues billed to customers.

Our 2012 revenue excludes proceeds from the sale of a volumetric production payment as described in Note 19 under the caption 2012 Divestitures. These proceeds are deferred until we meet our obligation to produce and deliver the product or market the product under the terms of the agreement. These proceeds were classified within the operating activities section of our Consolidated Statements of Cash Flows as the transaction essentially represents the prepayment of future production.

STRIPPING COSTS

In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as stripping costs.

Stripping costs incurred during the production phase are considered costs of extracted minerals under our inventory costing system, inventoried, and recognized in cost of sales in the same period as the revenue from the sale of the inventory. The production stage is deemed to begin when the activities, including removal of overburden and waste material that may contain incidental saleable material, required to access the saleable product are complete. Stripping costs considered as production costs and included in the costs of inventory produced were $37,875,000 in 2012, $40,049,000 in 2011 and $40,842,000 in 2010.

Conversely, stripping costs incurred during the development stage of a mine (pre-production stripping) are excluded from our inventory cost. Pre-production stripping costs are capitalized and reported within other noncurrent assets in our accompanying Consolidated Balance Sheets. Capitalized pre-production stripping costs are expensed over the productive life of the mine using the unit-of-production method. Pre-production stripping costs included in other noncurrent assets were $18,887,000 as of December 31, 2012 and $17,860,000 as of December 31, 2011.

OTHER COSTS

Costs are charged to earnings as incurred for the start-up of new plants and for normal recurring costs of mineral exploration and research and development. Research and development costs totaled $0 in 2012, $1,109,000 in 2011 and $1,582,000 in 2010, and are included in selling, administrative and general expenses in the Consolidated Statements of Comprehensive Income.

SHARE-BASED COMPENSATION

We account for our share-based compensation awards using fair-value-based measurement methods. These result in the recognition of compensation expense for all share-based compensation awards, including stock options, based on their fair value as of the grant date. Compensation cost is recognized over the requisite service period.

We receive an income tax deduction for share-based compensation equal to the excess of the market value of our common stock on the date of exercise or issuance over the exercise price. Tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) are classified as financing cash flows. The $267,000, $121,000 and $808,000 in excess tax benefits classified as financing cash inflows for the years ended December 31, 2012, 2011 and 2010, respectively, in the accompanying Consolidated Statements of Cash Flows relate to the exercise of stock options and issuance of shares under long-term incentive plans.

A summary of the estimated future compensation cost (unrecognized compensation expense) as of December 31, 2012 related to share-based awards granted to employees under our long-term incentive plans is presented below:

dollars in thousands	*Unrecognized Compensation Expense*	*Expected Weighted-average Recognition (Years)*
Share-based Compensation		
SOSARs [1]	**$2,698**	**1.5**
Performance shares	**17,488**	**2.7**
Total/weighted-average	**$20,186**	**2.5**

[1] *Stock-Only Stock Appreciation Rights (SOSARs)*

Pretax compensation expense related to our employee share-based compensation awards and related income tax benefits for the years ended December 31 are summarized below:

in thousands	***2012***	*2011*	*2010*
Employee Share-based Compensation Awards			
Pretax compensation expense	**$15,491**	$17,537	$19,746
Income tax benefits	**6,011**	6,976	7,968

For additional information regarding share-based compensation, see Note 11 under the caption Share-based Compensation Plans.

RECLAMATION COSTS

Reclamation costs resulting from normal use of long-lived assets are recognized over the period the asset is in use only if there is a legal obligation to incur these costs upon retirement of the assets. Additionally, reclamation costs resulting from normal use under a mineral lease are recognized over the lease term only if there is a legal obligation to incur these costs upon expiration of the lease. The obligation, which cannot be reduced by estimated offsetting cash flows, is recorded at fair value as a liability at the obligating event date and is accreted through charges to operating expenses. This fair value is also capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

To determine the fair value of the obligation, we estimate the cost for a third party to perform the legally required reclamation tasks including a reasonable profit margin. This cost is then increased for both future estimated inflation and an estimated market risk premium related to the estimated years to settlement. Once calculated, this cost is discounted to fair value using present value techniques with a credit-adjusted, risk-free rate commensurate with the estimated years to settlement.

In estimating the settlement date, we evaluate the current facts and conditions to determine the most likely settlement date. If this evaluation identifies alternative estimated settlement dates, we use a weighted-average settlement date considering the probabilities of each alternative.

We review reclamation obligations at least annually for a revision to the cost or a change in the estimated settlement date. Additionally, reclamation obligations are reviewed in the period that a triggering event occurs that would result in either a revision to the cost or a change in the estimated settlement date. Examples of events that would trigger a change in the cost include a new reclamation law or amendment of an existing mineral lease. Examples of events that would trigger a change in the estimated settlement date include the acquisition of additional reserves or the closure of a facility.

The carrying value of these obligations was $150,072,000 as of December 31, 2012 and $153,979,000 as of December 31, 2011. For additional information regarding reclamation obligations (referred to in our financial statements as asset retirement obligations) see Note 17.

PENSION AND OTHER POSTRETIREMENT BENEFITS

Accounting for pension and postretirement benefits requires that we make significant assumptions regarding the valuation of benefit obligations and the performance of plan assets. The primary assumptions are as follows:

- DISCOUNT RATE — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future
- EXPECTED RETURN ON PLAN ASSETS — We project the future return on plan assets based principally on prior performance and our expectations for future returns for the types of investments held by the plan as well as the expected long-term asset allocation of the plan. These projected returns reduce the recorded net benefit costs
- RATE OF COMPENSATION INCREASE — For salary-related plans only, we project employees' annual pay increases, which are used to project employees' pension benefits at retirement
- RATE OF INCREASE IN THE PER CAPITA COST OF COVERED HEALTHCARE BENEFITS — We project the expected increases in the cost of covered healthcare benefits

Accounting standards provide for the delayed recognition of differences between actual results and expected or estimated results. This delayed recognition of actual results allows for a smoothed recognition in earnings of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The differences between actual results and expected or estimated results are recognized in full in other comprehensive income. Amounts recognized in other comprehensive income are reclassified to earnings in a systematic manner over the average remaining service period of active employees expected to receive benefits under the plan.

For additional information regarding pension and other postretirement benefits see Note 10.

ENVIRONMENTAL COMPLIANCE

Our environmental compliance costs include the cost of ongoing monitoring programs, the cost of remediation efforts and other similar costs. We expense or capitalize environmental costs consistent with our capitalization policy. We expense costs for an existing condition caused by past operations that do not contribute to future revenues. We accrue costs for environmental assessment and remediation efforts when we determine that a liability is probable and we can reasonably estimate the cost. At the early stages of a remediation effort, environmental remediation liabilities are not easily quantified due to the uncertainties of various factors. The range of an estimated remediation liability is defined and redefined as events in the remediation effort occur.

When we can estimate a range of probable loss, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. As of December 31, 2012, the spread between the amount accrued and the maximum loss in the range for all sites for which a range can be reasonably estimated was $3,940,000. Accrual amounts may be based on technical cost estimations or the professional judgment of experienced environmental managers. Our Safety, Health and Environmental Affairs Management Committee routinely reviews cost estimates, including key assumptions, for accruing environmental compliance costs; however, a number of factors, including adverse agency rulings and encountering unanticipated conditions as remediation efforts progress, may cause actual results to differ materially from accrued costs.

For additional information regarding environmental compliance costs see Note 8.

CLAIMS AND LITIGATION INCLUDING SELF-INSURANCE

We are involved with claims and litigation, including items covered under our self-insurance program. We are self-insured for losses related to workers' compensation up to $2,000,000 per occurrence and automotive and general/product liability up to $3,000,000 per occurrence. We have excess coverage on a per occurrence basis beyond these retention levels.

Under our self-insurance program, we aggregate certain claims and litigation costs that are reasonably predictable based on our historical loss experience and accrue losses, including future legal defense costs, based on actuarial studies. Certain claims and litigation costs, due to their unique nature, are not included in our actuarial studies. We use both internal and outside legal counsel to assess the probability of loss, and establish an accrual when the claims and litigation represent a probable loss and the cost can be reasonably estimated. For matters not included in our actuarial studies, legal defense costs are accrued when incurred. The following table outlines our self-insurance program at December 31:

dollars in thousands	***2012***	*2011*
Self-insurance Program		
Self-insured liabilities (undiscounted)	**$48,019**	$46,178
Insured liabilities (undiscounted)	**15,054**	14,339
Discount rate	**0.51%**	0.65%
Amounts Recognized in Consolidated Balance Sheets		
Investments and long-term receivables	**$14,822**	$0
Other accrued liabilities	**(17,260)**	(13,046)
Other noncurrent liabilities	**(44,902)**	(32,089)
Net liabilities (discounted)	**($47,340)**	($45,135)

Estimated payments (undiscounted) under our self-insurance program for the five years subsequent to December 31, 2012 are as follows:

in thousands	
Estimated Payments under Self-insurance Program	
2013	$21,920
2014	12,910
2015	8,752
2016	5,547
2017	3,700

Significant judgment is used in determining the timing and amount of the accruals for probable losses, and the actual liability could differ materially from the accrued amounts.

INCOME TAXES

We file various federal, state and foreign income tax returns, including some returns that are consolidated with subsidiaries. We account for the current and deferred tax effects of such returns using the asset and liability method. Our current and deferred tax assets and liabilities reflect our best assessment of the estimated future taxes we will pay. Significant judgments and estimates are required in determining the current and deferred assets and liabilities. Annually, we compare the liabilities calculated for our federal, state and foreign income tax returns to the estimated liabilities calculated as part of the year end income tax provision. Any adjustments are reflected in our current and deferred tax assets and liabilities.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets represent items to be used as a tax deduction or credit in future tax returns for which we have already properly recorded the tax benefit in the income statement. On a quarterly basis, we assess all positive and negative evidence to determine the likelihood that the deferred tax asset balance will be recovered from future taxable income. We take into account such factors as:

- cumulative losses in recent years
- taxable income in prior carryback years, if carryback is permitted under tax law
- future reversal of existing taxable temporary differences against deductible temporary differences
- future taxable income exclusive of reversing temporary differences
- the mix of taxable income in the jurisdictions in which we operate
- tax planning strategies

Deferred tax assets are reduced by a valuation allowance if, based on an analysis of the factors above, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

U.S. income taxes are not provided on foreign earnings when such earnings are indefinitely reinvested offshore. We periodically evaluate our investment strategies for each foreign tax jurisdiction in which we operate to determine whether foreign earnings will be indefinitely reinvested offshore and, accordingly, whether U.S. income taxes should be provided when such earnings are recorded.

We recognize an income tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the income tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our income tax provision includes the net impact of changes in the liability for unrecognized income tax benefits and subsequent adjustments as we consider appropriate.

Before a particular matter for which we have recorded a liability related to an unrecognized income tax benefit is audited and finally resolved, a number of years may elapse. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our liability for unrecognized income tax benefits is adequate. Favorable resolution of an unrecognized income tax benefit could be recognized as a reduction in our income tax provision and effective tax rate in the period of resolution. Unfavorable settlement of an unrecognized income tax benefit could increase the income tax provision and effective tax rate in the period of resolution.

We consider an issue to be resolved at the earlier of settlement of an examination, the expiration of the statute of limitations, or when the issue is "effectively settled." Our liability for unrecognized income tax benefits is generally presented as noncurrent. However, if we anticipate paying cash within one year to settle an uncertain tax position, the liability is presented as current. We classify interest and penalties recognized on the liability for unrecognized income tax benefits as income tax expense.

Our largest permanent item in computing both our effective tax rate and taxable income is the deduction allowed for statutory depletion. The impact of statutory depletion on the effective tax rate is presented in Note 9. The deduction for statutory depletion does not necessarily change proportionately to changes in pretax earnings.

COMPREHENSIVE INCOME

We report comprehensive income in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Equity. Comprehensive income comprises two subsets: net earnings and other comprehensive income (OCI). OCI includes fair value adjustments to cash flow hedges, actuarial gains or losses and prior service costs related to pension and postretirement benefit plans.

For additional information regarding comprehensive income see Note 14.

EARNINGS PER SHARE (EPS)

We report two earnings per share numbers, basic and diluted. These are computed by dividing net earnings by the weighted-average common shares outstanding (basic EPS) or weighted-average common shares outstanding assuming dilution (diluted EPS), as set forth below:

in thousands	***2012***	*2011*	*2010*
Weighted-average common shares outstanding	**129,745**	129,381	128,050
Dilutive effect of			
Stock options/SOSARs	**0**	0	0
Other stock compensation plans	**0**	0	0
Weighted-average common shares outstanding, assuming dilution	**129,745**	129,381	128,050

All dilutive common stock equivalents are reflected in our earnings per share calculations. Antidilutive common stock equivalents are not included in our earnings per share calculations. In periods of loss, shares that otherwise would have been included in our diluted weighted-average common shares outstanding computation are excluded. These excluded shares for the years ended December 31 are as follows: 2012 — 617,000, 2011 — 304,000 and 2010 — 415,000.

The number of antidilutive common stock equivalents for which the exercise price exceeds the weighted-average market price for the years ended December 31 is as follows:

in thousands	***2012***	*2011*	*2010*
Antidilutive common stock equivalents	**4,762**	5,845	5,827

NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS RECENTLY ADOPTED

2012 — AMENDMENTS ON FAIR VALUE MEASUREMENT REQUIREMENTS As of and for the interim period ended March 31, 2012, we adopted Accounting Standards Update (ASU) No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." The amendments in this ASU achieve the objectives of developing common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS) and improving their understandability. Some of the requirements clarify the Financial Accounting Standards Board's (FASB's) intent about the application of existing fair value measurement requirements while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. Our adoption of this standard had no impact on our financial position, results of operations or liquidity.

2012 — AMENDMENTS ON GOODWILL IMPAIRMENT TESTING As of and for the interim period ended March 31, 2012, we adopted ASU No. 2011-08, "Testing Goodwill for Impairment" which amends the goodwill impairment testing guidance in Accounting Standards Codification (ASC) 350-20, "Goodwill." Under the amended guidance, an entity has the option of performing a qualitative assessment when testing goodwill for impairment. The two-step impairment test would be required only if, on the basis of the qualitative factors, an entity determines that the fair value of the reporting unit is more likely than not (a likelihood of more than 50%) less than the carrying amount. Additionally, this ASU revises the examples of events and circumstances that an entity should consider when determining if an interim goodwill impairment test is required. Our adoption of this standard had no impact on our financial position, results of operations or liquidity.

2011 — PRESENTATION OF OTHER COMPREHENSIVE INCOME As of the annual period ended December 31, 2011, we adopted ASU No. 2011-05, "Presentation of Comprehensive Income." This standard eliminates the option to present components of other comprehensive income (OCI) as part of the statement of equity. The amendments in this standard require that all nonowner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05." ASU No. 2011-12 indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in the Consolidated Statement of Comprehensive Income. In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 finalizes the requirements of ASU 2011-05 that ASU 2011-12 deferred, clarifying how to report the effect of significant reclassifications out of accumulated other comprehensive income. Our accompanying Consolidated Statements of Comprehensive Income conform to the presentation requirements of these standards.

2011 — ENHANCED DISCLOSURE REQUIREMENTS ON MULTIEMPLOYER BENEFIT PLANS As of the annual period ended December 31, 2011, we adopted ASU No. 2011-09, "Disclosures About an Employer's Participation in a Multiemployer Plan" which increased the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension and other postretirement benefits. The ASU's objective is to enhance the transparency of disclosures about (1) the significant multiemployer plans in which an employer participates, (2) the level of the employer's participation in those plans, (3) the financial health of the plans and (4) the nature of the employer's commitments to the plans. As a result of our adoption of this update, we enhanced our annual disclosures regarding multiemployer plans as reflected in Note 10.

ACCOUNTING STANDARDS PENDING ADOPTION

NEW DISCLOSURE REQUIREMENTS ON OFFSETTING ASSETS AND LIABILITIES In December 2011, the FASB issued ASU 2011-11, "Disclosures About Offsetting Assets and Liabilities" which creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial and derivative instruments. The scope of instruments covered under this ASU was further clarified in the January 2013 issuance of ASU 2013-01,"Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." These new disclosures are designed to facilitate comparisons between financial statements prepared under U.S. GAAP and those prepared under IFRS. These ASUs are effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. We will adopt these standards as of and for the interim period ending March 31, 2013. We do not expect the adoption of these standards to have a material impact on our consolidated financial statements.

AMENDMENTS ON INDEFINITE-LIVED INTANGIBLE ASSET IMPAIRMENT TESTING In July 2012, the FASB issued ASU No. 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment" which amends the impairment testing guidance in ASC 350-30, "General Intangibles Other Than Goodwill." Under the amended guidance, an entity has the option of performing a qualitative assessment when testing an indefinite-lived intangible asset for impairment. Further testing would be required only if, on the basis of the qualitative factors, an entity determines that the fair value of the intangible asset is more likely than not (a likelihood of more than 50%) less than the carrying amount. Additionally, this ASU revises the examples of events and circumstances that an entity should consider when determining if an interim impairment test is required. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We will adopt this standard as of and for the interim period ending March 31, 2013. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and the related disclosures of contingent assets and contingent liabilities at the date of the financial statements. We evaluate these estimates and judgments on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Actual results may differ materially from these estimates.

RECLASSIFICATIONS

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2012 presentation.

NOTE 2: DISCONTINUED OPERATIONS

In 2005, we sold substantially all the assets of our Chemicals business to Basic Chemicals, a subsidiary of Occidental Chemical Corporation. In addition to the initial cash proceeds, Basic Chemicals was required to make payments under two earn-out agreements subject to certain conditions. During 2007, we received the final payment under the ECU (electrochemical unit) earn-out, bringing cumulative cash receipts to its $150,000,000 cap.

Proceeds under the second earn-out agreement are based on the performance of the hydrochlorocarbon product HCC-240fa (commonly referred to as 5CP) from the closing of the transaction through December 31, 2012 (5CP earn-out). The primary determinant of the value for this earn-out is the level of growth in 5CP sales volume.

During 2012, we received payments totaling $11,369,000 under the 5CP earn-out related to performance during the year ended December 31, 2011. During 2011 and 2010, we received payments of $12,284,000 and $8,794,000, respectively, under the 5CP earn-out related to the respective years ended December 31, 2010 and December 31, 2009. Through December 31, 2012, we have received a total of $66,360,000 under the 5CP earn-out, a total of $33,259,000 in excess of the receivable recorded on the date of disposition.

We are liable for a cash transaction bonus payable to certain former key Chemicals employees based on prior year's 5CP earn-out results. Payments for the transaction bonus were $1,137,000 in 2012, $1,228,000 in 2011 and $882,000 in 2010. We have paid a total of $3,768,000 of these transaction bonuses through December 31, 2012.

The financial results of the Chemicals business are classified as discontinued operations in the accompanying Consolidated Statements of Comprehensive Income for all periods presented. There were no net sales or revenues from discontinued operations for the years presented. Results from discontinued operations are as follows:

in thousands	***2012***	*2011*	*2010*
Discontinued Operations			
Pretax earnings (loss)	**($8,017)**	($3,669)	$2,103
Gain on disposal, net of transaction bonus	**10,232**	11,056	7,912
Income tax provision	**(882)**	(2,910)	(3,962)
Earnings on discontinued operations, net of income taxes	**$1,333**	$4,477	$6,053

The 2012 pretax loss from discontinued operations of $8,017,000 was due primarily to general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals business. The 2011 pretax loss from discontinued operations of $3,669,000 includes a $7,575,000 pretax gain recognized on recovery from an insurer in lawsuits involving perchlorethylene (perc). This gain was offset by general and product liability costs, including legal defense costs, and environmental remediation costs. The 2010 pretax earnings from results of discontinued operations of $2,103,000 are due primarily to a $6,000,000 pretax gain recognized on recovery from an insurer in perc lawsuits. This gain was offset in part by general and product liability costs, including legal defense costs, and environmental remediation costs associated with our former Chemicals business. All of these insurance recoveries and settlements represent a partial recovery of legal and settlement costs recognized in prior years.

NOTE 3: INVENTORIES

Inventories at December 31 are as follows:

in thousands	***2012***	*2011*
Inventories		
Finished products [1]	**$262,886**	$260,732
Raw materials	**27,758**	23,819
Products in process	**5,963**	4,198
Operating supplies and other	**38,415**	38,908
Total	**$335,022**	$327,657

[1] *Includes inventories encumbered by the purchaser's percentage of a volumetric production payment (see Note 19), as follows: December 31, 2012 — $8,726 thousand.*

In addition to the inventory balances presented above, as of December 31, 2012 and December 31, 2011, we have $35,477,000 and $19,726,000, respectively, of inventory classified as long-term assets (Other noncurrent assets) as we do not expect to sell the inventory within one year. Inventories valued under the LIFO method total $267,591,000 at December 31, 2012 and $251,978,000 at December 31, 2011. During 2012, 2011 and 2010, inventory reductions resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years as compared to current-year costs. The effect of the LIFO liquidation on 2012 results was to decrease cost of goods sold by $1,124,000 and increase net earnings by $688,000.The effect of the LIFO liquidation on 2011 results was to decrease cost of goods sold by $1,288,000 and increase net earnings by $776,000. The effect of the LIFO liquidation on 2010 results was to decrease cost of goods sold by $2,956,000 and increase net earnings by $1,763,000.

Estimated current cost exceeded LIFO cost at December 31, 2012 and 2011 by $150,654,000 and $140,335,000, respectively. We use the LIFO method of valuation for most of our inventories as it results in a better matching of costs with revenues. We provide supplemental income disclosures to facilitate comparisons with companies not on LIFO. The supplemental income calculation is derived by tax-effecting the change in the LIFO reserve for the periods presented. If all inventories valued at LIFO cost had been valued under the methods (substantially average cost) used prior to the adoption of the LIFO method, the approximate effect on net earnings would have been an increase of $5,990,000 in 2012, an increase of $10,050,000 in 2011 and a decrease of $3,890,000 in 2010.

NOTE 4: PROPERTY, PLANT & EQUIPMENT

Balances of major classes of assets and allowances for depreciation, depletion and amortization at December 31 are as follows:

in thousands	***2012***	*2011*
Property, Plant & Equipment		
Land and land improvements	**$2,120,999**	$2,122,350
Buildings	**149,575**	163,178
Machinery and equipment	**4,195,165**	4,206,870
Leaseholds	**10,546**	9,238
Deferred asset retirement costs	**129,397**	136,289
Construction in progress	**60,935**	67,621
Total, gross	**$6,666,617**	$6,705,546
Less allowances for depreciation, depletion and amortization	**3,507,432**	3,287,367
Total, net	**$3,159,185**	$3,418,179

Capitalized interest costs with respect to qualifying construction projects and total interest costs incurred before recognition of the capitalized amount for the years ended December 31 are as follows:

in thousands	***2012***	*2011*	*2010*
Capitalized interest cost	**$2,716**	$2,675	$3,637
Total interest cost incurred before recognition of the capitalized amount	**215,783**	223,303	185,240

During the normal course of operations, we are exposed to market risks including fluctuations in interest rates, foreign currency exchange rates and commodity pricing. From time to time, and consistent with our risk management policies, we use derivative instruments to hedge against these market risks. We do not utilize derivative instruments for trading or other speculative purposes.

The accounting for gains and losses that result from changes in the fair value of derivative instruments depends on whether the derivatives have been designated and qualify as hedging instruments and the type of hedging relationship. The interest rate swap agreements described below were designated as either cash flow hedges or fair value hedges. The changes in fair value of our interest rate swap cash flow hedges are recorded in accumulated other comprehensive income (AOCI) and are reclassified into interest expense in the same period the hedged items affect earnings. The changes in fair value of our interest rate swap fair value hedges are recorded as interest expense consistent with the change in the fair value of the hedged items attributable to the risk being hedged.

CASH FLOW HEDGES

We have used interest rate swap agreements designated as cash flow hedges to minimize the variability in cash flows of liabilities or forecasted transactions caused by fluctuations in interest rates. In December 2007, we issued $325,000,000 of floating-rate notes due in 2010 that bore interest at 3-month London Interbank Offered Rate (LIBOR) plus 1.25% per annum. Concurrently, we entered into a 3-year interest rate swap agreement in the stated amount of $325,000,000. Under this agreement, we paid a fixed interest rate of 5.25% and received 3-month LIBOR plus 1.25% per annum. Concurrent with each quarterly interest payment, the portion of this swap related to that interest payment was settled and the associated realized gain or loss was recognized. This swap agreement terminated December 15, 2010, coinciding with the maturity of the notes. For the year ended December 31, 2010, $12,075,000 of the pretax loss in AOCI was reclassified to earnings in conjunction with the retirement of the related debt.

During 2007, we entered into fifteen forward starting interest rate swap agreements for a total stated amount of $1,500,000,000. Upon the 2007 and 2008 issuances of the related fixed-rate debt, we terminated and settled these forward starting swaps for cash payments of $89,777,000. Amounts in AOCI are being amortized to interest expense over the term of the related debt. For the 12-month period ending December 31, 2013, we estimate that $5,157,000 of the pretax loss in AOCI will be reclassified to earnings.

The effects of changes in the fair values of derivatives designated as cash flow hedges on the accompanying Consolidated Statements of Comprehensive Income for the years ended December 31 are as follows:

in thousands	*Location on Statement*	***2012***	*2011*	*2010*
Cash Flow Hedges				
Loss recognized in OCI (effective portion)	OCI	**$0**	$0	($882)
Loss reclassified from AOCI (effective portion)	Interest expense	**(6,314)**	(11,657)	(19,619)

FAIR VALUE HEDGES

We have used interest rate swap agreements designated as fair value hedges to minimize exposure to changes in the fair value of fixed-rate debt that results from fluctuations in the benchmark interest rates for such debt. In June 2011, we issued $500,000,000 of 6.50% fixed-rate notes due in 2016. Concurrently, we entered into interest rate swap agreements in the stated amount of $500,000,000. Under these agreements, we paid 6-month LIBOR plus a spread of 4.05% and received a fixed interest rate of 6.50%. Additionally, in June 2011, we entered into interest rate swap agreements on our $150,000,000 of 10.125% fixed-rate notes due in 2015. Under these agreements, we paid 6-month LIBOR plus a spread of 8.03% and received a fixed interest rate of 10.125%. In August 2011, we terminated and settled these interest rate swap agreements for $25,382,000 of cash proceeds. The $23,387,000 forward component of the settlement (cash proceeds less $1,995,000 of accrued interest) was added to the carrying value of the related debt and is being amortized as a reduction to interest expense over the remaining lives of the related debt using the effective interest method. This amortization was reflected in the accompanying Consolidated Statements of Comprehensive Income as follows:

in thousands	***2012***	*2011*	*2010*
Deferred Gain on Settlement			
Amortized to earnings as a reduction to interest expense	**$4,052**	$1,291	$0

NOTE 6: DEBT

Debt at December 31 is summarized as follows:

in thousands	*2012*	*2011*
Long-term Debt		
Bank line of credit	**$0**	$0
5.60% notes due 2012 [1]	**0**	134,508
6.30% notes due 2013 [2]	**140,413**	140,352
10.125% notes due 2015 [3]	**152,718**	153,464
6.50% notes due 2016 [4]	**515,060**	518,293
6.40% notes due 2017 [5]	**349,888**	349,869
7.00% notes due 2018 [6]	**399,731**	399,693
10.375% notes due 2018 [7]	**248,676**	248,526
7.50% notes due 2021 [8]	**600,000**	600,000
7.15% notes due 2037 [9]	**239,553**	239,545
Medium-term notes	**16,000**	16,000
Industrial revenue bonds	**14,000**	14,000
Other notes	**964**	1,189
Total long-term debt including current maturities	**$2,677,003**	$2,815,439
Less current maturities	**150,602**	134,762
Total long-term debt	**$2,526,401**	$2,680,677
Estimated fair value of long-term debt	**$2,766,835**	$2,796,504

[1] *Includes decreases for unamortized discounts, as follows: December 31, 2011 — $49 thousand.*

[2] *Includes decreases for unamortized discounts, as follows: December 31, 2012 — $30 thousand and December 31, 2011 — $92 thousand. The effective interest rate for these notes is 7.48%.*

[3] *Includes an increase for the unamortized portion of the deferred gain realized upon the August 2011 settlement of interest rate swaps, as follows: December 31, 2012 — $2,983 thousand and December 31, 2011 — $3,802 thousand. Additionally, includes decreases for unamortized discounts, as follows: December 31, 2012 — $265 thousand and December 31, 2011 — $338 thousand. The effective interest rate for these notes is 9.59%.*

[4] *Includes an increase for the unamortized portion of the deferred gain realized upon the August 2011 settlement of interest rate swaps, as follows: December 31, 2012 — $15,060 thousand and December 31, 2011 — $18,293 thousand. The effective interest rate for these notes is 6.02%.*

[5] *Includes decreases for unamortized discounts, as follows: December 31, 2012 — $112 thousand and December 31, 2011 — $131 thousand. The effective interest rate for these notes is 7.41%.*

[6] *Includes decreases for unamortized discounts, as follows: December 31, 2012 — $269 thousand and December 31, 2011 — $307 thousand. The effective interest rate for these notes is 7.87%.*

[7] *Includes decreases for unamortized discounts, as follows: December 31, 2012 — $1,324 thousand and December 31, 2011 — $1,474 thousand. The effective interest rate for these notes is 10.62%.*

[8] *The effective interest rate for these notes is 7.75%.*

[9] *Includes decreases for unamortized discounts, as follows: December 31, 2012 — $635 thousand and December 31, 2011 — $643 thousand. The effective interest rate for these notes is 8.05%.*

Our long-term debt is presented in the table above net of unamortized discounts from par and unamortized deferred gains realized upon settlement of interest rate swaps. Discounts, deferred gains and debt issuance costs are being amortized using the effective interest method over the respective terms of the notes.

The estimated fair value of long-term debt presented in the table above was determined by averaging the asking price quotes for the notes. The fair value estimates were based on Level 2 information (as defined in Note 1, caption Fair Value Measurements) available to us as of the respective balance sheet dates. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since those dates.

Scheduled debt payments during 2012 included $134,557,000 in November to retire the remaining portion of the 5.60% notes, and payments under various immaterial notes that either matured at various dates or required monthly payments.

Scheduled debt payments during 2011 included $5,000,000 in November to retire a portion of the medium-term notes, and payments under various immaterial notes that either matured at various dates or required monthly payments.

In December 2011, we entered into a new $600,000,000 bank line of credit (the line of credit). The line of credit expires on December 15, 2016 and is secured by certain domestic accounts receivable and inventory. Borrowing capacity fluctuates with the level of eligible accounts receivable and inventory and may be less than $600,000,000 at any point in time.

Borrowings under the line of credit bear interest at a rate determined at the time of borrowing equal to the lower of LIBOR plus a margin ranging from 1.75% to 2.25% based on the level of utilization, or an alternative rate derived from the lender's prime rate. As of December 31, 2012, the applicable margin for LIBOR based borrowing was 1.75%.

In June 2011, we issued $1,100,000,000 of long-term notes in two series, as follows: $500,000,000 of 6.50% notes due in 2016 and $600,000,000 of 7.50% notes due in 2021. These notes were issued principally to:

- repay and terminate our $450,000,000 floating-rate term loan due in 2015
- fund the purchase through a tender offer of $165,443,000 of our outstanding 5.60% notes due in 2012 and $109,556,000 of our outstanding 6.30% notes due in 2013
- repay $275,000,000 outstanding under our revolving credit facility, and
- for general corporate purposes

The terminated $450,000,000 floating-rate term loan due in 2015 was established in July 2010 in order to repay the $100,000,000 outstanding balance of our floating-rate term loan due in 2011 and all outstanding commercial paper. Unamortized deferred financing costs of $2,423,000 were recognized in June 2011 as a component of interest expense upon the termination of this floating-rate term loan.

The June 2011 purchases of the 5.60% and 6.30% notes cost $294,533,000, including a $19,534,000 premium above the $274,999,000 face value of the notes. This premium primarily reflects the trading price of the notes at the time of purchase relative to par value. Additionally, $4,711,000 of expense associated with a proportional amount of unamortized discounts, deferred financing costs and amounts accumulated in OCI was recognized in 2011 upon the partial termination of the notes. The combined expense of $24,245,000 was recognized as a component of interest expense for the year 2011.

In February 2009, we issued $400,000,000 of long-term notes in two related series, as follows: $150,000,000 of 10.125% notes due in 2015 and $250,000,000 of 10.375% notes due in 2018. These notes were issued principally to repay borrowings outstanding under our short- and long-term debt obligations.

The 2008 and 2007 debt issuances described below relate primarily to funding the November 2007 acquisition of Florida Rock and replaced a portion of the short-term borrowings we incurred to initially fund the cash portion of the acquisition.

In June 2008 we issued $650,000,000 of long-term notes in two series, as follows: $250,000,000 of 6.30% notes due in 2013 and $400,000,000 of 7.00% notes due in 2018. The 6.30% notes due in 2013 were partially terminated in June 2011 with a tender offer as described above.

In December 2007, we issued $1,225,000,000 of long-term notes in four series, as follows: $325,000,000 of floating-rate notes due in 2010, $300,000,000 of 5.60% notes due in 2012, $350,000,000 of 6.40% notes due in 2017 and $250,000,000 of 7.15% notes due in 2037. The floating-rate notes were paid in December 2010 as scheduled. The 5.60% notes due in 2012 were partially terminated in June 2011 with a tender offer as described above.

During 1991, we issued $81,000,000 of medium-term notes ranging in maturity from 3 to 30 years, with interest rates from 7.59% to 8.85%. The $16,000,000 in medium-term notes outstanding as of December 31, 2012 has a weighted-average maturity of 3.3 years with a weighted-average interest rate of 8.79%.

The industrial revenue bonds were assumed in November 2007 with the acquisition of Florida Rock. These variable-rate tax-exempt bonds were to have matured as follows: $2,250,000 in June 2012, $1,300,000 in January 2021 and $14,000,000 in November 2022. The first two bond maturities were collateralized by certain property, plant & equipment and were prepaid in September 2010. The remaining $14,000,000 of bonds is backed by a standby letter of credit.

Other notes of $964,000 as of December 31, 2012 were issued at various times to acquire land or businesses or were assumed in business acquisitions.

The total scheduled (principal and interest) debt payments, excluding any draws, if any, on the line of credit, for the five years subsequent to December 31, 2012 are as follows:

in thousands	*Total*	*Principal*	*Interest*
Debt Payments (excluding the line of credit)			
2013	$342,050	$150,602	$191,448
2014	187,063	170	186,893
2015	337,019	150,137	186,882
2016	671,817	500,130	171,687
2017	489,317	350,138	139,179

The line of credit contains limitations on liens, indebtedness, guarantees, acquisitions and divestitures, and certain restricted payments. Restricted payments include dividends to our shareholders. There is no dollar limit or percent of retained earnings limit on restricted payments. However, we must have cash and borrowing capacity, after the restricted payment is made, of at least $180,000,000 (or $120,000,000 if our fixed charge coverage ratio is above 1.00:1.00). The minimum fixed charge coverage ratio is applicable only if usage exceeds 90% of the lesser of $600,000,000 and the borrowing capacity derived from the sum of eligible accounts receivable and inventory.

NOTE 7: OPERATING LEASES

Rental expense from continuing operations under nonmineral operating leases for the years ended December 31, exclusive of rental payments made under leases of one month or less, is summarized as follows:

in thousands	***2012***	*2011*	*2010*
Operating Leases			
Minimum rentals	**$36,951**	$34,701	$33,573
Contingent rentals (based principally on usage)	**32,705**	29,882	27,418
Total	**$69,656**	$64,583	$60,991

Future minimum operating lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year, exclusive of mineral leases, as of December 31, 2012 are payable as follows:

in thousands	
Future Minimum Operating Lease Payments	
2013	$26,735
2014	24,769
2015	21,069
2016	19,590
2017	17,725
Thereafter	137,978
Total	$247,866

Lease agreements frequently include renewal options and require that we pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements.

NOTE 8: ACCRUED ENVIRONMENTAL REMEDIATION COSTS

Our Consolidated Balance Sheets as of December 31 include accrued environmental remediation costs (primarily measured on an undiscounted basis) as follows:

in thousands	***2012***	*2011*
Accrued Environmental Remediation Costs		
Continuing operations	**$5,666**	$6,335
Retained from former Chemicals business	**5,792**	5,652
Total	**$11,458**	$11,987

The long-term portion of the accruals noted above is included in other noncurrent liabilities in the accompanying Consolidated Balance Sheets and amounted to $7,299,000 at December 31, 2012 and $6,327,000 at December 31, 2011. The short-term portion of these accruals is included in other accrued liabilities in the accompanying Consolidated Balance Sheets.

The accrued environmental remediation costs in continuing operations relate primarily to the former Florida Rock, Tarmac, and CalMat facilities acquired in 2007, 2000 and 1999, respectively. The balances noted above for Chemicals relate to retained environmental remediation costs from the 2003 sale of the Performance Chemicals business and the 2005 sale of the Chloralkali business.

NOTE 9: INCOME TAXES

The components of earnings (loss) from continuing operations before income taxes are as follows:

in thousands	***2012***	*2011*	*2010*
Earnings (Loss) from Continuing Operations before Income Taxes			
Domestic	**($134,929)**	($169,758)	($213,598)
Foreign	**14,511**	16,020	21,392
Total	**($120,418)**	($153,738)	($192,206)

Provision for (benefit from) income taxes from continuing operations consists of the following:

in thousands	***2012***	*2011*	*2010*
Provision for (Benefit from) Income Taxes from Continuing Operations			
Current			
Federal	**($5,631)**	$4,424	($46,671)
State and local	**5,271**	5,482	3,909
Foreign	**2,273**	4,412	4,957
Total	**1,913**	14,318	(37,805)
Deferred			
Federal	**(58,497)**	(76,558)	(52,344)
State and local	**(8,464)**	(15,397)	1,422
Foreign	**(1,444)**	(846)	(936)
Total	**(68,405)**	(92,801)	(51,858)
Total benefit	**($66,492)**	($78,483)	($89,663)

The benefit from income taxes differs from the amount computed by applying the federal statutory income tax rate to losses from continuing operations before income taxes. The sources and tax effects of the differences are as follows:

dollars in thousands	***2012***		*2011*		*2010*	
Income tax benefit at the federal statutory tax rate of 35%	**($42,146)**	**35.0%**	($53,809)	35.0%	($67,272)	35.0%
Provision for (Benefit from) Income Tax Differences						
Statutory depletion	**(19,608)**	**16.3%**	(18,931)	12.3%	(20,301)	10.6%
State and local income taxes, net of federal income tax benefit	**(2,076)**	**1.7%**	(6,445)	4.2%	3,465	-1.8%
Fair market value over tax basis of charitable contributions	**(2,007)**	**1.7%**	0	0.0%	(3,223)	1.7%
Undistributed foreign earnings	**0**	**0.0%**	(2,553)	1.7%	(3,331)	1.7%
Prior year true up adjustments	**(657)**	**0.5%**	3,115	-2.1%	(1,095)	0.6%
Other, net	**2**	**0.0%**	140	-0.1%	2,094	-1.2%
Total income tax benefit	**($66,492)**	**55.2%**	($78,483)	51.0%	($89,663)	46.6%

Deferred income taxes on the balance sheet result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax liability at December 31 are as follows:

in thousands	***2012***	*2011*
Deferred Tax Assets Related to		
Pensions	**$84,869**	$58,193
Other postretirement benefits	**44,030**	52,433
Asset retirement obligations and environmental remediation accruals	**40,202**	37,145
Accounts receivable, principally allowance for doubtful accounts	**1,910**	2,194
Deferred compensation, vacation pay and incentives	**102,048**	97,741
Interest rate swaps	**19,585**	22,273
Self-insurance reserves	**18,165**	16,467
Inventory	**8,011**	6,984
Federal net operating loss carryforwards	**57,679**	48,496
State net operating loss carryforwards	**45,929**	36,912
Valuation allowance on state net operating loss carryforwards	**(38,837)**	(29,757)
Foreign tax credit carryforwards	**22,409**	22,395
Alternative minimum tax credit carryforwards	**15,711**	10,724
Charitable contribution carryforwards	**9,953**	9,523
Other	**20,561**	18,619
Total deferred tax assets	**452,225**	410,342
Deferred Tax Liabilities Related to		
Fixed assets	**$754,697**	$799,632
Intangible assets	**295,429**	286,317
Other	**18,770**	13,889
Total deferred tax liabilities	**1,068,896**	1,099,838
Net deferred tax liability	**$616,671**	$689,496

The above amounts are reflected in the accompanying Consolidated Balance Sheets as of December 31 as follows:

in thousands	***2012***	*2011*
Deferred Income Taxes		
Current assets	**($40,696)**	($43,032)
Noncurrent liabilities	**657,367**	732,528
Net deferred tax liability	**$616,671**	$689,496

We have definite-lived deferred tax assets related to carryforwards at December 31, 2012 as follows:

in thousands	*Deferred Tax Asset*	*Valuation Allowance*	*Expiration*
Federal net operating loss carryforwards	**$57,679**	**$0**	**2027 - 2032**
State net operating loss carryforwards	**45,929**	**38,837**	**2014 - 2032**
Foreign tax credit carryforwards	**22,409**	**0**	**2018 - 2021**
Charitable contribution carryforwards	**9,953**	**0**	**2014 - 2017**

A deferred tax asset is recognized for deductible temporary differences, operating loss carryforwards and tax credit carryforwards using the applicable enacted tax rate. A valuation allowance is recognized if, based on the analysis of all positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character in either the carryback or carryforward period under the tax law.

At each reporting date, we consider both positive and negative evidence that could impact our view with regard to the future realization of deferred tax assets. At December 31, 2012, negative evidence exists by the fact that we are in a cumulative loss position. This negative evidence is weighed against the positive evidence created by the future taxable income originating from reversing existing taxable temporary differences, our historically profitable foreign operations, and tax-planning actions and strategies. We have determined that the positive evidence outweighs the negative evidence, and therefore, conclude that it is more-likely-than-not that we will realize the benefit of all of our deferred tax assets related to deductible temporary differences and federal net operating loss, foreign tax credit and charitable contribution carryforwards.

At December 31, 2012, we had a valuation allowance of $38,837,000 against our state net operating loss carryforwards of $45,929,000. This conclusion regarding the valuation allowance is supported by the following negative evidence:

- required filing groups in many states are different from the federal filing group
- we no longer file in certain states for which we have net operating losses carryforwards
- certain states have short carryforward periods or limitations on the usage of a net operating loss

The amount of our deferred tax assets considered realizable could be adjusted if estimates of future taxable income increase or decrease during the carryforward period.

As of December 31, 2012, income tax receivables of $1,500,000 are included in accounts and notes receivable in the accompanying Consolidated Balance Sheet. These receivables relate to prior year state overpayments that we have requested to be refunded. There were similar receivables of $3,000,000 as of December 31, 2011.

Uncertain tax positions and the resulting unrecognized income tax benefits are discussed in our accounting policy for income taxes (see Note 1, caption Income Taxes). Changes in unrecognized income tax benefits for the years ended December 31, are as follows:

in thousands	***2012***	*2011*	*2010*
Unrecognized income tax benefits as of January 1	**$13,488**	$28,075	$20,974
Increases for tax positions related to			
Prior years	**0**	389	14,685
Current year	**1,356**	913	1,447
Decreases for tax positions related to			
Prior years	**(43)**	(411)	(8,028)
Settlements with taxing authorities	**(1,456)**	(15,402)	0
Expiration of applicable statute of limitations	**205**	(76)	(1,003)
Unrecognized income tax benefits as of December 31	**$13,550**	$13,488	$28,075

We classify interest and penalties recognized on the liability for unrecognized income tax benefits as income tax expense. Interest and penalties recognized as income tax expense were $218,000 in 2012, $492,000 in 2011 and $1,525,000 in 2010. The balance of accrued interest and penalties included in our liability for unrecognized income tax benefits as of December 31 was $2,820,000 in 2012, $2,602,000 in 2011 and $4,496,000 in 2010.

Our unrecognized income tax benefits at December 31 in the table above include $9,170,000 in 2012, $9,205,000 in 2011 and $12,038,000 in 2010 that would affect the effective tax rate if recognized.

We are routinely examined by various taxing authorities. By mutual agreement between Vulcan and the IRS, we have extended the statutes of limitations for two examinations of our federal tax returns. The U.S. federal statutes of limitations for both 2006 and 2007 were extended to September 30, 2013. The U.S. federal statutes of limitations for both 2008 and 2009 were extended to April 15, 2014. We anticipate no single tax position generating a significant increase or decrease in our liability for unrecognized tax benefits within 12 months of this reporting date.

We file income tax returns in U.S. federal, various state and foreign jurisdictions. Generally, we are not subject to significant changes in income taxes by any taxing jurisdiction for the years prior to 2006.

As of December 31, 2011, we did not recognize deferred income taxes on $56,000,000 of accumulated undistributed earnings from one of our foreign subsidiaries. At that time, we considered such earnings to be indefinitely reinvested. If we were to distribute these earnings in the form of dividends, the distribution would be subject to U.S. income taxes resulting in $19,600,000 of previously unrecognized deferred income taxes. Beginning January 1, 2012, we removed our indefinite reinvestment assertion on future earnings of this foreign subsidiary and recorded deferred income taxes on its 2012 earnings.

NOTE 10: BENEFIT PLANS

PENSION PLANS

We sponsor three funded, noncontributory defined benefit pension plans. These plans cover substantially all employees hired prior to July 15, 2007, other than those covered by union-administered plans. Normal retirement age is 65, but the plans contain provisions for earlier retirement. Benefits for the Salaried Plan are generally based on salaries or wages and years of service; the Construction Materials Hourly Plan and the Chemicals Hourly Plan provide benefits equal to a flat dollar amount for each year of service. Effective July 15, 2007, we amended our defined benefit pension plans and our then existing defined contribution 401(k) plans to no longer accept new participants. Existing participants continue to accrue benefits under these plans. Salaried and non-union hourly employees hired on or after July 15, 2007 are eligible for a new single defined contribution 401(k)/Profit-Sharing plan established on that date.

In addition to these qualified plans, we sponsor three unfunded, nonqualified pension plans. The projected benefit obligation presented in the table below includes $92,322,000 and $83,025,000, respectively, related to these plans for 2012 and 2011.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31:

in thousands	*2012*	*2011*
Change in Benefit Obligation		
Projected benefit obligation at beginning of year	**$867,374**	$761,384
Service cost	**22,349**	20,762
Interest cost	**43,194**	42,383
Plan amendment [1]	**1,286**	0
Actuarial loss	**96,222**	81,699
Benefits paid	**(39,087)**	(38,854)
Projected benefit obligation at end of year	**$991,338**	$867,374
Change in Plan Assets		
Fair value of assets at beginning of year	**$636,648**	$630,303
Actual return on plan assets	**81,021**	40,293
Employer contribution	**4,509**	4,906
Benefits paid	**(39,087)**	(38,854)
Fair value of assets at end of year	**$683,091**	$636,648
Funded status	**($308,247)**	($230,726)
Net amount recognized	**($308,247)**	($230,726)
Amounts Recognized in the Consolidated Balance Sheets		
Current liabilities	**($5,211)**	($4,880)
Noncurrent liabilities	**(303,036)**	(225,846)
Net amount recognized	**($308,247)**	($230,726)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net actuarial loss	**$325,807**	$281,352
Prior service cost	**1,609**	597
Total amount recognized	**$327,416**	$281,949

[1] *An amendment to the salaried plan was necessary to maintain compliance with required discrimination testing.*

The accumulated benefit obligation and the projected benefit obligation exceeded plan assets for all of our defined benefit plans at December 31, 2012 and 2011.

The accumulated benefit obligation for all of our defined benefit pension plans totaled $928,059,000 (unfunded, nonqualified plans of $88,643,000) at December 31, 2012 and $812,346,000 (unfunded, nonqualified plans of $76,795,000) at December 31, 2011.

The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income and weighted-average assumptions of the plans at December 31:

dollars in thousands	***2012***	*2011*	*2010*
Components of Net Periodic Pension Benefit Cost			
Service cost	**$22,349**	$20,762	$19,217
Interest cost	**43,194**	42,383	41,621
Expected return on plan assets	**(48,780)**	(49,480)	(50,122)
Amortization of prior service cost	**274**	340	460
Amortization of actuarial loss	**19,526**	11,670	5,752
Net periodic pension benefit cost	**$36,563**	$25,675	$16,928
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net actuarial loss (gain)	**$63,981**	$90,886	($17,413)
Prior service cost	**1,286**	0	0
Reclassification of actuarial loss to net periodic pension benefit cost	**(19,526)**	(11,670)	(5,752)
Reclassification of prior service cost to net periodic pension benefit cost	**(274)**	(340)	(460)
Amount recognized in other comprehensive income	**$45,467**	$78,876	($23,625)
Amount recognized in net periodic pension benefit cost and other comprehensive income	**$82,030**	$104,551	($6,697)
Assumptions			
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31			
Discount rate	**4.96%**	5.49%	5.92%
Expected return on plan assets	**8.00%**	8.00%	8.25%
Rate of compensation increase (for salary-related plans)	**3.50%**	3.50%	3.40%
Weighted-average assumptions used to determine benefit obligation at December 31			
Discount rate	**4.19%**	4.96%	5.49%
Rate of compensation increase (for salary-related plans)	**3.50%**	3.50%	3.50%

The estimated net actuarial loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic pension benefit cost during 2013 are $26,216,000 and $380,000, respectively.

Assumptions regarding our expected return on plan assets are based primarily on judgments made by us and the Finance Committee of our Board. These judgments take into account the expectations of our pension plan consultants and actuaries and our investment advisors, and the opinions of market professionals. We base our expected return on long-term investment expectations. The expected return on plan assets used to determine 2012 pension benefit cost was 8.0%.

We establish our pension investment policy by evaluating asset/liability studies periodically performed by our consultants. These studies estimate trade-offs between expected returns on our investments and the variability in anticipated cash contributions to fund our pension liabilities. Our policy balances the variability in potential pension fund contributions to expected returns on our investments.

Our current strategy for implementing this policy is to invest in publicly traded equities and in publicly traded debt and private, nonliquid opportunities, such as venture capital, commodities, buyout funds and mezzanine debt. The target allocation ranges for plan assets are as follows: equity securities — 50% to 77%; debt securities — 15% to 27%; specialty investments — 10% to 20%; and cash reserves — 0% to 5%. Equity securities include domestic investments and foreign equities in the Europe, Australia and Far East (EAFE) and International Finance Corporation (IFC) Emerging Market Indices. Debt securities include domestic debt instruments, while specialty investments include investments in venture capital, buyout funds, mezzanine debt, private partnerships and an interest in a commodity index fund.

The fair values of our pension plan assets at December 31, 2012 and 2011 by asset category are as follows:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2012

in thousands	*Level 1* [1]	*Level 2* [1]	*Level 3* [1]	*Total*
Asset Category				
Debt securities	$0	$155,874	$0	**$155,874**
Investment funds				
Commodity funds	0	27,906	0	**27,906**
Equity funds	4,503	388,499	0	**393,002**
Short-term funds	8,298	0	0	**8,298**
Venture capital and partnerships	0	0	98,011	**98,011**
Total pension plan assets	**$12,801**	**$572,279**	**$98,011**	**$683,091**

[1] *See Note 1 under the caption Fair Value Measurements for a description of the fair value hierarchy.*

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2011

in thousands	*Level 1* [1]	*Level 2* [1]	*Level 3* [1]	*Total*
Asset Category				
Debt securities	$0	$152,240	$0	$152,240
Investment funds				
Commodity funds	0	26,498	0	26,498
Equity funds	884	346,632	0	347,516
Short-term funds	3,593	0	0	3,593
Venture capital and partnerships	0	0	106,801	106,801
Total pension plan assets	$4,477	$525,370	$106,801	$636,648

[1] *See Note 1 under the caption Fair Value Measurements for a description of the fair value hierarchy.*

As of December 31, 2008, our Master Pension Trust had assets invested at Westridge Capital Management, Inc. (WCM) with a reported fair value of $59,245,000. In February 2009, the New York District Court appointed a receiver over WCM due to allegations of fraud and other violations of federal commodities and securities laws by principals of a WCM affiliate. In light of these allegations, we reassessed the fair value of our investments at WCM and recorded a $48,018,000 write-down in the estimated fair value of these assets for the year ended December 31, 2008.

During 2010, the court-appointed receiver released $6,555,000 as a partial distribution and the Master Pension Trust received a $15,000,000 insurance settlement related to our WCM loss. In April 2011, the court-appointed receiver released an additional $22,041,000 to our Master Pension Trust. This recovery resulted in the recognition of a $10,814,000 return on plan assets (net of the $11,227,000 remaining WCM investment). Future recoveries, if any, are expected to be limited.

At each measurement date, we estimate the fair value of our pension assets using various valuation techniques. We utilize, to the extent available, quoted market prices in active markets or observable market inputs in estimating the fair value of our pension assets. When quoted market prices or observable market inputs are not available, we utilize valuation techniques that rely on unobservable inputs to estimate the fair value of our pension assets. The following describes the types of investments included in each asset category listed in the table above and the valuation techniques we used to determine the fair values as of December 31, 2012.

The debt securities category consists of bonds issued by U.S. federal, state and local governments, corporate debt securities, fixed income obligations issued by foreign governments, and asset-backed securities. The fair values of U.S. government and corporate debt securities are based on current market rates and credit spreads for debt securities with similar maturities. The fair values of debt securities issued by foreign governments are based on prices obtained from broker/dealers and international indices. The fair values of asset-backed securities are priced using prepayment speed and spread inputs that are sourced from the new issue market.

Investment funds consist of exchange traded and non-exchange traded funds. The commodity funds asset category consists of a single open-end commodity mutual fund. The equity funds asset category consists of index funds for domestic equities and an actively managed fund for international equities. The short-term funds asset category consists of a collective investment trust invested in highly liquid, short-term debt securities. For investment funds publicly traded on a national securities exchange, the fair value is based on quoted market prices. For investment funds not traded on an exchange, the total fair value of the underlying securities is used to determine the net asset value for each unit of the fund held by the pension fund. The estimated fair values of the underlying securities are generally valued based on quoted market prices. For securities without quoted market prices, other observable market inputs are utilized to determine the fair value.

The venture capital and partnerships asset category consists of various limited partnership funds, mezzanine debt funds and leveraged buyout funds. The fair value of these investments has been estimated based on methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, the current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar maturity, term, conditions and quality ratings. The use of different assumptions, applying different judgment to inherently subjective matters and changes in future market conditions could result in significantly different estimates of fair value of these securities.

A reconciliation of the fair value measurements of our pension plan assets using significant unobservable inputs (Level 3) for the years ended December 31 is presented below:

FAIR VALUE MEASUREMENTS
USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

in thousands	*Debt Securities*	*Venture Capital and Partnerships*	*Total*
Balance at December 31, 2010	$308	$96,244	$96,552
Actual return on plan assets			
Relating to assets still held at December 31, 2011	0	13,696	13,696
Relating to assets sold during the year ended December 31, 2011	0	0	0
Purchases, sales and settlements, net	0	(3,139)	(3,139)
Transfers in (out) of Level 3	(308)	0	(308)
Balance at December 31, 2011	$0	$106,801	$106,801
Actual return on plan assets			
Relating to assets still held at December 31, 2012	0	(6,858)	(6,858)
Relating to assets sold during the year ended December 31, 2012	0	0	0
Purchases, sales and settlements, net	0	15,356	15,356
Transfers in (out) of Level 3	0	(17,288)	(17,288)
Balance at December 31, 2012	**$0**	**$98,011**	**$98,011**

Total employer contributions for the pension plans are presented below:

in thousands	*Pension*
Employer Contributions	
2010	$78,359
2011	4,906
2012	4,509
2013 (estimated)	5,200

We contributed $72,500,000 in March 2010 ($18,636,000 in cash and $53,864,000 in stock — 1,190,000 shares valued at $45.26 per share) and an additional $1,300,000 in July 2010 to our qualified pension plans for the 2009 plan year. We do not anticipate contributions will be required to fund the qualified plans during 2013. In addition to the contributions to our qualified pension plans, we made $4,509,000, $4,906,000 and $4,559,000 of benefit payments for our nonqualified plans during 2012, 2011 and 2010, respectively, and expect to make payments of $5,200,000 during 2013 for our nonqualified plans.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

in thousands	*Pension*
Estimated Future Benefit Payments	
2013	$42,335
2014	51,155
2015	49,066
2016	50,515
2017	51,709
2018-2022	284,836

We contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements for union-represented employees. A multiemployer plan is subject to collective bargaining for employees of two or more unrelated companies. Multiemployer plans are managed by boards of trustees on which management and labor have equal representation. However, in most cases, management is not directly represented. The risks of participating in multiemployer plans differ from single employer plans as follows:

- assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
- if we cease to have an obligation to contribute to one or more of the multiemployer plans to which we contribute, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

A summary of each multiemployer pension plan for which we participate is presented below:

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status [1] 2012	Pension Protection Act Zone Status [1] 2011	FIP/RP Status Pending/ Implemented	Vulcan Contributions *in thousands* 2012	Vulcan Contributions *in thousands* 2011	Vulcan Contributions *in thousands* 2010	Surcharge Imposed	Expiration Date/Range of CBAs
A	36-6042061-001	red	orange	no	**$147**	$162	$176	no	5/31/2013
B	36-6052390-001	green	green	no	**418**	408	494	no	5/31/2015 - 1/31/2016
C	36-6044243-001	red	red	no	**302**	276	267	no	5/31/2013 - 1/31/2016
D	51-6031295-002	green	green	no	**64**	52	49	no	3/31/2014
E	94-6277608-001	yellow	yellow	yes	**232**	177	176	no	7/15/2013
F	52-6074345-001	red	red	yes	**887**	840	825	no	7/31/2014 - 1/31/2016
G	51-6067400-001	green	green	no	**211**	166	181	no	4/30/2014
H	36-6140097-001	green	green	no	**1,392**	1,543	1,566	no	4/30/2014
I	94-6090764-001	orange	orange	yes	**2,082**	1,737	1,576	no	7/15/2013 - 9/17/2013
J	95-6032478-001	red	red	yes	**391**	313	243	no	9/30/2015
K	36-6155778-001	red	red	no	**216**	198	195	no	4/30/2013
L [2]	51-6051034-001	yellow	green	[2]	**0**	24	54	[2]	[2]
M	91-6145047-001	green	green	no	**885**	882	764	no	7/15/2013 - 4/8/2017
Total contributions					**$7,227**	$6,778	$6,566		

A *Automobile Mechanics Local No. 701 Pension Fund*
B *Central Pension Fund of the IUOE and Participating Employers*
C *Central States Southeast and Southwest Areas Pension Plan*
D *IAM National Pension Fund*
E *Laborers Trust Funds for Northern California*
F *LIUNA National Industrial Pension Fund*
G *Local 786 Building Material Pension Trust*
H *Midwest Operating Engineers Pension Trust Fund*
I *Operating Engineers Trust Funds - Local 3*
J *Operating Engineers Pension Trust Funds - Local 12*
K *Suburban Teamsters of Northern Illinois Pension Plan*
L *Teamsters Union No 142 Pension Trust Fund*
M *Western Conference of Teamsters Pension Trust Fund*

EIN *Employer Identification Number*
FIP *Funding Improvement Plan*
RP *Rehabilitation Plan*
CBA *Collective Bargaining Agreement*

[1] *The Pension Protection Act of 2006 defines the zone status as follows: green - healthy, yellow - endangered, orange - seriously endangered and red - critical.*
[2] *All employees covered under this plan were located at operations divested on 9/30/2011.*

Our contributions to individual multiemployer pension funds did not exceed 5% of the fund's total contributions in the three years ended December 31, 2012, 2011 and 2010. Additionally, our contributions to multiemployer postretirement benefit plans were immaterial for all periods presented in the accompanying consolidated financial statements.

As of December 31, 2012, a total of 20% of our domestic hourly labor force was covered by collective bargaining agreements. Of such employees covered by collective bargaining agreements, 19% were covered by agreements that expire in 2013. We also employed 235 union employees in Mexico who are covered by a collective bargaining agreement that will expire in 2013. None of our union employees in Mexico participate in multiemployer pension plans.

In addition to the pension plans noted above, we had one unfunded supplemental retirement plan as of December 31, 2012 and 2011. The accrued costs for the supplemental retirement plan were $1,243,000 at December 31, 2012 and $1,293,000 at December 31, 2011.

POSTRETIREMENT PLANS

In addition to pension benefits, we provide certain healthcare and life insurance benefits for some retired employees. In the fourth quarter of 2012, we amended our postretirement healthcare plan to cap our portion of the medical coverage cost at the 2015 level. Effective July 15, 2007, we amended our salaried postretirement healthcare coverage to increase the eligibility age for early retirement coverage to age 62, unless certain grandfathering provisions were met. Substantially all our salaried employees and where applicable, hourly employees may become eligible for these benefits if they reach a qualifying age and meet certain service requirements. Generally, Company-provided healthcare benefits terminate when covered individuals become eligible for Medicare benefits, become eligible for other group insurance coverage or reach age 65, whichever occurs first.

The following table sets forth the combined funded status of the plans and their reconciliation with the related amounts recognized in our consolidated financial statements at December 31:

in thousands	***2012***	*2011*
Change in Benefit Obligation		
Projected benefit obligation at beginning of year	**$134,926**	$133,717
Service cost	**4,409**	4,789
Interest cost	**5,851**	6,450
Plan amendments	**(38,414)**	0
Actuarial (gain) loss	**13,562**	(2,854)
Benefits paid	**(6,834)**	(7,176)
Projected benefit obligation at end of year	**$113,500**	$134,926
Change in Plan Assets		
Fair value of assets at beginning of year	**$0**	$0
Actual return on plan assets	**0**	0
Fair value of assets at end of year	**$0**	$0
Funded status	**($113,500)**	($134,926)
Net amount recognized	**($113,500)**	($134,926)
Amounts Recognized in the Consolidated Balance Sheets		
Current liabilities	**($10,366)**	($9,966)
Noncurrent liabilities	**(103,134)**	(124,960)
Net amount recognized	**($113,500)**	($134,926)
Amounts Recognized in Accumulated Other Comprehensive Income		
Net actuarial loss	**$38,221**	$26,006
Prior service credit	**(41,182)**	(4,141)
Total amount recognized	**($2,961)**	$21,865

The following table sets forth the components of net periodic benefit cost, amounts recognized in other comprehensive income, weighted-average assumptions and assumed trend rates of the plans at December 31:

dollars in thousands	***2012***	*2011*	*2010*
Components of Net Periodic Postretirement Benefit Cost			
Service cost	**$4,409**	$4,789	$4,265
Interest cost	**5,851**	6,450	6,651
Amortization of prior service credit	**(1,372)**	(674)	(728)
Amortization of actuarial loss	**1,346**	1,149	887
Net periodic postretirement benefit cost	**$10,234**	$11,714	$11,075
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income			
Net actuarial (gain) loss	**$13,562**	($2,853)	$11,730
Prior service credit	**(38,414)**	0	0
Reclassification of actuarial loss to net periodic postretirement benefit cost	**(1,346)**	(1,149)	(887)
Reclassification of prior service credit to net periodic postretirement benefit cost	**1,372**	674	728
Amount recognized in other comprehensive income	**($24,826)**	($3,328)	$11,571
Amount recognized in net periodic postretirement benefit cost and other comprehensive income	**($14,592)**	$8,386	$22,646
Assumptions			
Assumed Healthcare Cost Trend Rates at December 31			
Healthcare cost trend rate assumed for next year	**8.00%**	7.50%	8.00%
Rate to which the cost trend rate gradually declines	**5.00%**	5.00%	5.00%
Year that the rate reaches the rate it is assumed to maintain	**2019**	2017	2017
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31			
Discount rate	**4.60%**	4.95%	5.45%
Weighted-average assumptions used to determine benefit obligation at December 31			
Discount rate	**3.30%**	4.60%	4.95%

The estimated net actuarial loss and prior service credit that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during 2013 are $2,331,000 and ($4,863,000), respectively.

Total employer contributions for the postretirement plans are presented below:

in thousands	Postretirement
Employer Contributions	
2010	$7,242
2011	7,176
2012	6,834
2013 (estimated)	10,366

The employer contributions shown above are equal to the cost of benefits during the year. The plans are not funded and are not subject to any regulatory funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

in thousands	Postretirement
Estimated Future Benefit Payments	
2013	$10,366
2014	10,807
2015	11,101
2016	11,050
2017	10,719
2018–2022	47,491

Contributions by participants to the postretirement benefit plans for the years ended December 31 are as follows:

in thousands	Postretirement
Participants Contributions	
2010	$1,829
2011	1,933
2012	1,901

PENSION AND OTHER POSTRETIREMENT BENEFITS ASSUMPTIONS

Each year we review our assumptions about the discount rate, the expected return on plan assets, the rate of compensation increase (for salary-related plans) and the rate of increase in the per capita cost of covered healthcare benefits.

In selecting the discount rate, we consider fixed-income security yields, specifically high-quality bonds. We also analyze the duration of plan liabilities and the yields for corresponding high-quality bonds. At December 31, 2012, the discount rates for our various plans ranged from 3.05% to 4.35%.

In estimating the expected return on plan assets, we consider past performance and long-term future expectations for the types of investments held by the plan as well as the expected long-term allocation of plan assets to these investments. At December 31, 2012, the expected return on plan assets was reduced to 7.5% from the 8.0% used to determine the 2012 expense.

In projecting the rate of compensation increase, we consider past experience and future expectations. At December 31, 2012, our projected weighted-average rate of compensation remained at 3.5%.

In selecting the rate of increase in the per capita cost of covered healthcare benefits, we consider past performance and forecasts of future healthcare cost trends. At December 31, 2012, our assumed rate of increase in the per capita cost of covered healthcare benefits was increased to 8.0% for 2013, decreasing each year until reaching 5.0% in 2019 and remaining level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

in thousands	*One-percentage-point Increase*	*One-percentage-point Decrease*
Effect on total of service and interest cost	$192	($186)
Effect on postretirement benefit obligation	3,274	(3,149)

DEFINED CONTRIBUTION PLANS

We sponsor three defined contribution plans. Substantially all salaried and nonunion hourly employees are eligible to be covered by one of these plans. As stated above, effective July 15, 2007, we amended our defined benefit pension plans and our defined contribution 401(k) plans to no longer accept new participants. Existing participants continue to accrue benefits under these plans. Salaried and nonunion hourly employees hired on or after July 15, 2007 are eligible for a single defined contribution 401(k)/Profit-Sharing plan. Expense recognized in connection with these plans totaled $18,460,000 in 2012, $16,057,000 in 2011 and $15,273,000 in 2010.

NOTE 11: INCENTIVE PLANS

SHARE-BASED COMPENSATION PLANS

Our 2006 Omnibus Long-term Incentive Plan (Plan) authorizes the granting of stock options, Stock-Only Stock Appreciation Rights (SOSARs) and other types of share-based awards to key salaried employees and non-employee directors. The maximum number of shares that may be issued under the Plan is 11,900,000.

PERFORMANCE SHARES — Each performance share unit is equal to and paid in one share of our common stock, but carries no voting or dividend rights. The number of units ultimately paid for performance share awards may range from 0% to 200% of target. For awards granted prior to 2010, 50% of the payment is based upon our Total Shareholder Return (TSR) performance relative to the TSR performance of the S&P 500®. The remaining 50% of the payment is based upon the achievement of established internal financial performance targets. For awards granted after 2009, the payment is based solely upon our relative TSR performance. Awards granted prior to 2011 vest on December 31 of the third year after date of grant. Awards granted in 2011 and beyond vest on December 31 of the fourth year after date of grant. Vesting is accelerated upon reaching retirement age, death, disability, or change of control, all as defined in the award agreement. Nonvested units are forfeited upon termination for any other reason. Expense provisions referable to these awards amounted to $12,151,000 in 2012, $8,879,000 in 2011 and $7,562,000 in 2010.

The fair value of performance shares is estimated as of the date of grant using a Monte Carlo simulation model. The following table summarizes the activity for nonvested performance share units during the year ended December 31, 2012:

	Target Number of Shares	*Weighted-average Grant Date Fair Value*
Performance Shares		
Nonvested at January 1, 2012	607,539	$39.73
Granted	479,560	$46.22
Vested	(214,159)	$40.34
Canceled/forfeited	(36,574)	$41.64
Nonvested at December 31, 2012	**836,366**	**$43.21**

During 2011 and 2010, the weighted-average grant date fair value of performance shares granted was $39.38 and $40.34, respectively.

The aggregate values for distributed performance share awards are based on the closing price of our common stock as of the distribution date. The aggregate values of distributed performance shares for the years ended December 31 are as follows:

in thousands	***2012***	*2011*	*2010*
Aggregate value of distributed performance shares	**$493**	$2,548	$2,981

STOCK OPTIONS/SOSARS — Stock options/SOSARs granted have an exercise price equal to the market value of our underlying common stock on the date of grant. With the exceptions of the stock option grants awarded in December 2005 and January 2006, the options/SOSARs vest ratably over 3 to 5 years and expire 10 years subsequent to the grant. The options awarded in December 2005 and January 2006 were fully vested on the date of grant and expire 10 years subsequent to the grant date. Vesting is accelerated upon reaching retirement age, death, disability, or change of control, all as defined in the award agreement. Nonvested awards are forfeited upon termination for any other reason.

The fair value of stock options/SOSARs is estimated as of the date of grant using the Black-Scholes option pricing model. Compensation cost for stock options/SOSARs is based on this grant date fair value and is recognized for awards that ultimately vest. The following table presents the weighted-average fair value and the weighted-average assumptions used in estimating the fair value of grants during the years ended December 31:

	2012 [1]	*2011*	*2010*
SOSARs			
Fair value	**N/A**	$10.51	$12.05
Risk-free interest rate	**N/A**	2.27%	3.15%
Dividend yield	**N/A**	1.95%	2.00%
Volatility	**N/A**	31.57%	27.58%
Expected term	**N/A**	7.75 years	7.50 years

[1] *No SOSARs were granted in 2012.*

The risk-free interest rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the SOSARs expected term. The dividend yield assumption is based on our historical dividend payouts adjusted for current expectations of future payouts. The volatility assumption is based on the historical volatility and expectations about future volatility of our common stock over a period equal to the SOSARs expected term. The expected term is based on historical experience and expectations about future exercises and represents the period of time that SOSARs granted are expected to be outstanding.

A summary of our stock option/SOSAR activity as of December 31, 2012 and changes during the year are presented below:

	Number of Shares	*Weighted-average Exercise Price*	*Weighted-average Remaining Contractual Life (Years)*	*Aggregate Intrinsic Value (in thousands)*
Stock Options/SOSARs				
Outstanding at January 1, 2012	6,641,847	$54.69		
Granted	0	$0.00		
Exercised	(505,432)	$34.01		
Forfeited or expired	(745,808)	$46.69		
Outstanding at December 31, 2012	**5,390,607**	**$57.73**	**4.59**	**$22,047**
Vested and expected to vest	**5,365,068**	**$57.84**	**4.57**	**$21,632**
Exercisable at December 31, 2012	**4,853,258**	**$59.77**	**4.22**	**$15,503**

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between our stock price on the last trading day of 2012 and the exercise price, multiplied by the number of in-the-money options/SOSARs) that would have been received by the option holders had all options/SOSARs been exercised on December 31, 2012. These values change based on the fair market value of our common stock. The aggregate intrinsic values of options/SOSARs exercised for the years ended December 31 are as follows:

in thousands	***2012***	*2011*	*2010*
Aggregate intrinsic value of options/ SOSARs exercised	**$5,674**	$164	$1,830

To the extent the tax deductions exceed compensation cost recorded, the tax benefit is reflected as a component of equity in our Consolidated Balance Sheets. The following table presents cash and stock consideration received and tax benefit realized from stock option/SOSAR exercises and compensation cost recorded referable to stock options/SOSARs for the years ended December 31:

in thousands	***2012***	*2011*	*2010*
Stock Options/SOSARs			
Cash and stock consideration received from exercises	**$15,787**	$3,596	$20,502
Tax benefit from exercises	**2,202**	66	733
Compensation cost	**2,966**	7,968	11,288

CASH-BASED COMPENSATION PLANS

We have incentive plans under which cash awards may be made annually to officers and key employees. Expense provisions referable to these plans amounted to $16,118,000 in 2012, $6,938,000 in 2011 and $5,080,000 in 2010.

NOTE 12: COMMITMENTS AND CONTINGENCIES

We have commitments in the form of unconditional purchase obligations as of December 31, 2012. These include commitments for the purchase of property, plant & equipment of $3,880,000 and commitments for noncapital purchases of $50,582,000. These commitments are due as follows:

in thousands	*Unconditional Purchase Obligations*
Property, Plant & Equipment	
2013	$3,880
Thereafter	0
Total	$3,880
Noncapital	
2013	$15,432
2014–2015	20,062
2016–2017	6,363
Thereafter	8,725
Total	$50,582

Expenditures under the noncapital purchase commitments totaled $83,599,000 in 2012, $89,407,000 in 2011 and $111,142,000 in 2010.

We have commitments in the form of minimum royalties under mineral leases as of December 31, 2012 in the amount of $222,230,000, due as follows:

in thousands	*Mineral Leases*
Mineral Royalties	
2013	$24,693
2014–2015	39,544
2016–2017	25,138
Thereafter	132,855
Total	$222,230

Expenditures for mineral royalties under mineral leases totaled $46,007,000 in 2012, $45,690,000 in 2011 and $43,111,000 in 2010.

Certain of our aggregates reserves are burdened by volumetric production payments (nonoperating interest) as described in Note 19. As the holder of the working interest, we have responsibility to bear the cost of mining and producing the reserves attributable to this nonoperating interest.

We provide certain third parties with irrevocable standby letters of credit in the normal course of business. We use commercial banks to issue such letters of credit to back our obligations to pay or perform when required to do so according to the requirements of an underlying agreement. The standby letters of credit listed below are cancelable only at the option of the beneficiaries who are authorized to draw drafts on the issuing bank up to the face amount of the standby letter of credit in accordance with its terms. Our standby letters of credit as of December 31, 2012 are summarized by purpose in the table below:

in thousands	
Standby Letters of Credit	
Risk management insurance	**$35,110**
Industrial revenue bond	**14,230**
Reclamation/restoration requirements	**7,862**
Other	**100**
Total	**$57,302**

Since banks consider standby letters of credit as contingent extensions of credit, we are required to pay a fee until they expire or are canceled. Substantially all of our standby letters of credit have a one-year term and are automatically renewed unless canceled with the approval of the beneficiary. All $57,302,000 of our outstanding standby letters of credit as of December 31, 2012 are backed by our $600,000,000 bank line of credit which expires December 15, 2016.

As described in Note 2, we may be required to make cash payments in the form of a transaction bonus to certain key former Chemicals employees. The transaction bonus is contingent upon the amount received under the 5CP earn-out agreement entered into in connection with the sale of the Chemicals business. Amounts due are payable annually based on the prior year's results. Based on the cumulative receipts from the earn-out, we paid $1,137,000 in transaction bonuses during 2012. Future expense, if any, is dependent upon our receiving sufficient cash receipts under the 5CP earn-out and will be accrued in the period the earn-out income is recognized.

As described in Note 9, our liability for unrecognized income tax benefits is $13,550,000 as of December 31, 2012.

In September 2001, we were named a defendant in a suit brought by the Illinois Department of Transportation (IDOT) alleging damage to a 0.9-mile section of Joliet Road that bisects our McCook quarry in McCook, Illinois, a Chicago suburb. In 2010, we settled this lawsuit for $40,000,000 and recognized the full charge pending arbitration with our insurers. In 2011, we were awarded a total of $49,657,000 in payment of the insurers' share of the settlement amount, attorneys' fees and interest.

We are subject to occasional governmental proceedings and orders pertaining to occupational safety and health or to protection of the environment, such as proceedings or orders relating to noise abatement, air emissions or water discharges. As part of our continuing program of stewardship in safety, health and environmental matters, we have been able to resolve such proceedings and to comply with such orders without any material adverse effects on our business.

We have received notices from the United States Environmental Protection Agency (EPA) or similar state or local agencies that we are considered a potentially responsible party (PRP) at a limited number of sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund) or similar state and local environmental laws. Generally we share the cost of remediation at these sites with other PRPs or alleged PRPs in accordance with negotiated or prescribed allocations. There is inherent uncertainty in determining the potential cost of remediating a given site and in determining any individual party's share in that cost. As a result, estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, remediation methods, other PRPs and their probable level of involvement, and actions by or against governmental agencies or private parties.

We have reviewed the nature and extent of our involvement at each Superfund site, as well as potential obligations arising under other federal, state and local environmental laws. While ultimate resolution and financial liability is uncertain at a number of the sites, in our opinion based on information currently available, the ultimate resolution of claims and assessments related to these sites will not have a material effect on our consolidated results of operations, financial position or cash flows, although amounts recorded in a given period could be material to our results of operations or cash flows for that period. Amounts accrued for environmental matters are presented in Note 8.

We are a defendant in various lawsuits in the ordinary course of business. It is not possible to determine with precision the outcome, or the amount of liability, if any, under these lawsuits, especially where the cases involve possible jury trials with as yet undetermined jury panels.

In addition to these lawsuits in which we are involved in the ordinary course of business, certain other material legal proceedings are specifically described below. At this time, we cannot determine the likelihood or reasonably estimate a range of loss pertaining to these matters.

SHAREHOLDER LITIGATION

- IRELAND LITIGATION — On May 25, 2012, a shareholder lawsuit was filed in state court in Jefferson County, Alabama, styled *Glenn Ireland II, and William C. Ireland, Jr., derivatively on behalf of Vulcan Materials Company v. Donald M. James, et al.,* Case No. CV-2012-901655. The lawsuit was amended to add the *Charles Byron Ireland Trust* as a plaintiff. This lawsuit is brought as a derivative action against the current Board of Directors and two former directors. It makes claims of breaches of fiduciary duty and mismanagement by the defendants based primarily upon (i) Vulcan's merger with Florida Rock, (ii) the compensation of the CEO of Vulcan, and (iii) the Martin Marietta hostile takeover bid. The Company and its directors believe the lawsuit is meritless. The trial court denied our motion to dismiss which raised threshold issues about whether the plaintiffs could maintain a lawsuit against the Company. We have filed a mandamus petition with the Alabama Supreme Court seeking an appellate review of this ruling.

PERCHLOROETHYLENE CASES

We are a defendant in a case involving perchloroethylene (perc), which was a product manufactured by our former Chemicals business. Perc is a cleaning solvent used in dry cleaning and other industrial applications. Vulcan is vigorously defending this case:

- SUFFOLK COUNTY WATER AUTHORITY — On July 29, 2010, we were served in an action styled *Suffolk County Water Authority v. The Dow Chemical Company, et al.*, in the Supreme Court for Suffolk County, State of New York. The complaint alleges that the plaintiff "owns and/or operates drinking water systems and supplies drinking water to thousands of residents and businesses, in Suffolk County, New York." The complaint alleges that perc and its breakdown products "have been and are contaminating and damaging Plaintiff's drinking water supply wells." The plaintiff is seeking compensatory and punitive damages. The trial court ruled that any detectable amount of perc in a well constitutes a legal injury. We are appealing this and other rulings of the trial court. Discovery is ongoing. At this time, plaintiffs have not established that our perc was used at any specific dry cleaner, or that we are liable for any alleged contamination.

- R.R. STREET INDEMNITY — Street, a former distributor of perc manufactured by us, alleges that we owe Street, and its insurer (National Union), a defense and indemnity in several litigation matters in which Street was named as a defendant. National Union alleges that we are obligated to contribute to National Union's share of defense fees, costs and any indemnity payments made on Street's behalf. We have had discussions with Street about the nature and extent of indemnity obligations, if any, and to date there has been no resolution of these issues.

LOWER PASSAIC RIVER MATTERS

- NJDEP LITIGATION — In 2009, Vulcan and over 300 other parties were named as third-party defendants in *New Jersey Department of Environmental Protection, et al. v. Occidental Chemical Corporation, et al.*, a case originally brought by the New Jersey Department of Environmental Protection (NJDEP) in the New Jersey Superior Court. Vulcan was brought into the suit due to alleged discharges to the lower Passaic River (River) from the former Chemicals Division - Newark Plant. Vulcan owned and operated this site as a chloralkali plant from 1961-1974. In 1974, we sold the plant, although we continued to operate the plant for one additional year. This suit by the NJDEP seeks recovery of past and future clean-up costs, as well as unspecified economic damages, punitive damages, penalties and a variety of other forms of relief. This case is currently stayed. At this time, we cannot reasonably estimate our liability related to this case because it is unclear what contaminants and legal issues will be presented at trial and the extent to which the Newark operation may have impacted the River.
- LOWER PASSAIC RIVER STUDY AREA (SUPERFUND SITE) — Vulcan and approximately 70 other companies are parties to a May 2007 Administrative Order on Consent (AOC) with the U.S. Environmental Protection Agency (EPA) to perform a Remedial Investigation/Feasibility Study (RI/FS) of the lower 17 miles of the River. Separately, the EPA issued a draft Focused Feasibility Study (FFS) that evaluated early action remedial alternatives for a portion of the River. The EPA was given a range of estimated costs for these alternatives between $0.9 billion and $3.5 billion, although estimates of the cost and timing of future environmental remediation requirements are inherently imprecise and subject to revision. The EPA has not released the final FFS. As an interim step related to the 2007 AOC, Vulcan and sixty-nine (69) other companies voluntarily entered into an Administrative Settlement Agreement and Order on Consent on June 18, 2012 with the EPA for remediation actions focused at River Mile 10.9 of the River. Our estimated costs related to this focused remediation action, based on an interim allocation, are immaterial and have been accrued. On June 25, 2012, the EPA issued a Unilateral Administrative Order for Removal Response Activities to Occidental Chemical Corporation ordering Occidental to participate and cooperate in this remediation action at River Mile 10.9.

  At this time, we cannot reasonably estimate our liability related to this matter because the RI/FS is ongoing; the ultimate remedial approach and associated cost has not been determined; and the parties that will participate in funding the remediation and their respective allocations are not yet known.

It is not possible to predict with certainty the ultimate outcome of these and other legal proceedings in which we are involved and a number of factors, including developments in ongoing discovery or adverse rulings, could cause actual losses to differ materially from accrued costs. No liability was recorded for claims and litigation for which a loss was determined to be only reasonably possible or for which a loss could not be reasonably estimated. Legal costs incurred in defense of lawsuits are expensed as incurred. In addition, losses on certain claims and litigation described above may be subject to limitations on a per occurrence basis by excess insurance, as described in Note 1 under the caption Claims and Litigation Including Self-insurance.

NOTE 13: EQUITY

In September 2012 and February 2011, we issued 60,855 and 372,992 shares, respectively, of common stock in connection with a business acquisition as described in Note 19.

In March 2010, we issued 1,190,000 shares of common stock to our qualified pension plans (par value of $1 per share) as described in Note 10. This transaction increased equity by $53,864,000 (common stock $1,190,000 and capital in excess of par $52,674,000).

We periodically issue shares of common stock to the trustee of our 401(k) savings and retirement plan to satisfy the plan participants' elections to invest in our common stock. The resulting cash proceeds provide a means of improving cash flow, increasing equity and reducing leverage. Under this arrangement, the stock issuances and resulting cash proceeds for the years ended December 31 were as follows:

- 2012 — issued no shares
- 2011 — issued 110,881 shares for cash proceeds of $4,745,000
- 2010 — issued 882,131 shares for cash proceeds of $41,734,000

During 2012, we reclassified the $10,764,000 stock election portion of our directors deferred compensation obligation from liability (current and noncurrent) to equity (capital in excess of par). The participants' elections are irrevocable and the stock component must be settled in shares of our common stock.

There were no shares held in treasury as of December 31, 2012, 2011 and 2010 and no shares purchased during any of these three years. As of December 31, 2012, 3,411,416 shares may be repurchased under the current purchase authorization of our Board of Directors.

NOTE 14: OTHER COMPREHENSIVE INCOME

Comprehensive income comprises two subsets: net earnings and other comprehensive income (OCI). The components of other comprehensive income are presented in the accompanying Consolidated Statements of Comprehensive Income and Consolidated Statements of Equity, net of applicable taxes.

The amount of income tax (expense) benefit allocated to each component of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 is summarized as follows:

in thousands	*Before-tax Amount*	*Tax (Expense) Benefit*	*Net-of-tax Amount*
Other Comprehensive Income (Loss)			
December 31, 2010			
Fair value adjustment to cash flow hedges	($882)	$401	($481)
Reclassification adjustment for cash flow hedge amounts included in net earnings	19,619	(8,910)	10,709
Adjustment for funded status of pension and postretirement benefit plans	5,683	(2,482)	3,201
Amortization of pension and postretirement plan actuarial loss and prior service cost	6,371	(2,781)	3,590
Total other comprehensive income (loss)	$30,791	($13,772)	$17,019
December 31, 2011			
Fair value adjustment to cash flow hedges	$0	$0	$0
Reclassification adjustment for cash flow hedge amounts included in net earnings	11,657	(4,506)	7,151
Adjustment for funded status of pension and postretirement benefit plans	(88,033)	33,667	(54,366)
Amortization of pension and postretirement plan actuarial loss and prior service cost	12,485	(4,775)	7,710
Total other comprehensive income (loss)	($63,891)	$24,386	($39,505)
December 31, 2012			
Fair value adjustment to cash flow hedges	**$0**	**$0**	**$0**
Reclassification adjustment for cash flow hedge amounts included in net earnings	**6,314**	**(2,498)**	**3,816**
Adjustment for funded status of pension and postretirement benefit plans	**(40,414)**	**15,960**	**(24,454)**
Amortization of pension and postretirement plan actuarial loss and prior service cost	**19,774**	**(7,809)**	**11,965**
Total other comprehensive income (loss)	**($14,326)**	**$5,653**	**($8,673)**

Amounts in accumulated other comprehensive income (loss), net of tax, at December 31, are as follows:

in thousands	***2012***	*2011*	*2010*
Accumulated Other Comprehensive Loss			
Cash flow hedges	**($28,170)**	($31,986)	($39,137)
Pension and postretirement plans	**(197,347)**	(184,858)	(138,202)
Total	**($225,517)**	($216,844)	($177,339)

Amounts reclassified from accumulated other comprehensive income (loss) to earnings, are as follows:

in thousands	***2012***	*2011*	*2010*
Reclassification Adjustment for Cash Flow Hedges			
Interest expense	**$6,314**	$11,657	$19,619
Benefit from income taxes	**(2,498)**	(4,506)	(8,910)
Total	**$3,816**	$7,151	$10,709
Amortization of Pension and Postretirement Plan Actuarial Loss and Prior Service Cost			
Cost of goods sold	**$15,665**	$9,458	$4,783
Selling, administrative and general expenses	**4,109**	3,027	1,588
Benefit from income taxes	**(7,809)**	(4,775)	(2,781)
Total	**$11,965**	$7,710	$3,590
Total reclassifications from AOCI to earnings	**$15,781**	$14,861	$14,299

NOTE 15: SEGMENT REPORTING

We have four operating segments organized around our principal product lines: aggregates, concrete, asphalt mix and cement.

The Aggregates segment produces and sells aggregates (crushed stone, sand and gravel, sand, and other aggregates) and related products and services (transportation and other). During 2012, the Aggregates segment principally served markets in nineteen states, the District of Columbia, the Bahamas and Mexico with a full line of aggregates, and ten additional states with railroad ballast. Customers use aggregates primarily in the construction and maintenance of highways, streets and other public works and in the construction of housing and commercial, industrial and other nonresidential facilities. Customers are served by truck, rail and water distribution networks from our production facilities and sales yards. Due to the high weight-to-value ratio of aggregates, markets generally are local in nature. Quarries located on waterways and rail lines allow us to serve remote markets where local aggregates reserves may not be available. We sell a relatively small amount of construction aggregates outside the United States. Nondomestic net sales were $14,733,000 in 2012, $16,678,000 in 2011 and $23,380,000 in 2010.

The Concrete segment produces and sells ready-mixed concrete in six states and the District of Columbia. Additionally, we produce and sell, in a limited number of these markets, other concrete products such as block and precast and resell purchased building materials related to the use of ready-mixed concrete and concrete block.

The Asphalt Mix segment produces and sells asphalt mix in three states primarily in our southwestern and western markets.

Aggregates comprise approximately 78% of ready-mixed concrete by weight and 95% of asphalt mix by weight. Our Concrete and Asphalt Mix segments are almost wholly supplied with their aggregates requirements from our Aggregates segment. These intersegment sales are made at local market prices for the particular grade and quality of product utilized in the production of ready-mixed concrete and asphalt mix. Customers for our Concrete and Asphalt Mix segments are generally served locally at our production facilities or by truck. Because ready-mixed concrete and asphalt mix harden rapidly, delivery is time constrained and generally confined to a radius of approximately 20 to 25 miles from the producing facility.

The Cement segment produces and sells Portland and masonry cement in both bulk and bags from our Florida cement plant. Other Cement segment facilities in Florida import and export cement, clinker and slag and either resell, grind, blend, bag or reprocess those materials. This segment also includes a Florida facility that mines, produces and sells calcium products. Our Concrete segment is the largest single customer of our Cement segment.

The vast majority of our activities are domestic. Long-lived assets outside the United States, which consist primarily of property, plant & equipment, were $138,415,000 in 2012, $142,988,000 in 2011 and $150,157,000 in 2010. Equity method investments of $22,965,000 in 2012, $22,876,000 in 2011 and $22,852,000 in 2010 are included below in the identifiable assets for the Aggregates segment.

SEGMENT FINANCIAL DISCLOSURE

in millions	*2012*	*2011*	*2010*
Total Revenues			
Aggregates			
Segment revenues	**$1,729.4**	$1,734.0	$1,766.9
Intersegment sales	**(148.2)**	(142.6)	(154.1)
Net sales	**$1,581.2**	$1,591.4	$1,612.8
Concrete			
Segment revenues	**$406.4**	$374.7	$383.2
Net sales	**$406.4**	$374.7	$383.2
Asphalt Mix			
Segment revenues	**$378.1**	$399.0	$369.9
Net sales	**$378.1**	$399.0	$369.9
Cement			
Segment revenues	**$84.6**	$71.9	$80.2
Intersegment sales	**(39.1)**	(30.1)	(40.2)
Net sales	**$45.5**	$41.8	$40.0
Totals			
Net sales	**$2,411.2**	$2,406.9	$2,405.9
Delivery revenues	**156.1**	157.7	153.0
Total revenues	**$2,567.3**	$2,564.6	$2,558.9
Gross Profit			
Aggregates	**$352.1**	$306.2	$320.2
Concrete	**(38.2)**	(43.4)	(45.0)
Asphalt Mix	**22.9**	25.6	29.3
Cement	**(2.8)**	(4.5)	(3.8)
Total	**$334.0**	$283.9	$300.7
Depreciation, Depletion, Accretion and Amortization [1]			
Aggregates	**$240.7**	$267.0	$288.6
Concrete	**41.3**	47.7	50.5
Asphalt Mix	**8.7**	7.7	8.4
Cement	**18.1**	17.8	20.1
Other	**23.2**	21.5	14.5
Total	**$332.0**	$361.7	$382.1
Capital Expenditures			
Aggregates	**$77.0**	$67.6	$60.6
Concrete	**9.2**	6.3	3.7
Asphalt Mix	**7.2**	16.1	4.5
Cement	**1.2**	3.2	7.3
Corporate	**1.2**	4.7	3.3
Total	**$95.8**	$97.9	$79.4
Identifiable Assets [2]			
Aggregates	**$6,717.3**	$6,837.0	$6,984.5
Concrete	**412.3**	461.1	483.2
Asphalt Mix	**218.9**	234.9	211.5
Cement	**398.1**	417.8	435.0
Total identifiable assets	**7,746.6**	7,950.8	8,114.2
General corporate assets	**104.5**	122.7	177.8
Cash items	**275.5**	155.8	47.5
Total assets	**$8,126.6**	$8,229.3	$8,339.5

[1] *The allocation of indirect depreciation to our operating segments was changed in 2012 to better align the presentation with how management views information internally. The 2011 and 2010 DDA&A amounts presented above have been revised to conform to the 2012 presentation.*

[2] *Certain temporarily idled assets are included within a segment's Identifiable Assets but the associated DDA&A is shown within Other in the DDA&A section above since the related DDA&A is excluded from segment gross profit.*

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information referable to the Consolidated Statements of Cash Flows is summarized below:

in thousands	***2012***	*2011*	*2010*
Cash Payments (Refunds)			
Interest (exclusive of amount capitalized)	**$207,745**	$205,088	$172,653
Income taxes	**20,374**	(29,874)	(15,745)
Noncash Investing and Financing Activities			
Accrued liabilities for purchases of property, plant & equipment	**$9,627**	$7,226	$8,200
Fair value of noncash assets and liabilities exchanged	**0**	25,994	0
Stock issued for pension contribution (Note 13)	**0**	0	53,864
Amounts referable to business acquisitions			
Liabilities assumed	**0**	13,912	150
Fair value of equity consideration	**0**	18,529	0

NOTE 17: ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations (AROs) are legal obligations associated with the retirement of long-lived assets resulting from the acquisition, construction, development and/or normal use of the underlying assets.

Recognition of a liability for an ARO is required in the period in which it is incurred at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the estimated useful life of the asset. The liability is accreted through charges to operating expenses. If the ARO is settled for other than the carrying amount of the liability, we recognize a gain or loss on settlement.

We record all AROs for which we have legal obligations for land reclamation at estimated fair value. Essentially all these AROs relate to our underlying land parcels, including both owned properties and mineral leases. For the years ended December 31, we recognized ARO operating costs related to accretion of the liabilities and depreciation of the assets as follows:

in thousands	***2012***	*2011*	*2010*
ARO Operating Costs			
Accretion	**$7,956**	$8,195	$8,641
Depreciation	**5,599**	7,242	11,516
Total	**$13,555**	$15,437	$20,157

ARO operating costs for our continuing operations are reported in cost of goods sold. AROs are reported within other noncurrent liabilities in our accompanying Consolidated Balance Sheets.

Reconciliations of the carrying amounts of our asset retirement obligations for the years ended December 31 are as follows:

in thousands	2012	2011
Asset Retirement Obligations		
Balance at beginning of year	$153,979	$162,730
Liabilities incurred	127	1,738
Liabilities settled	(2,993)	(16,630)
Accretion expense	7,956	8,195
Revisions up (down), net	(8,997)	(2,054)
Balance at end of year	$150,072	$153,979

Revisions to our asset retirement obligations during 2012 relate primarily to extensions in the estimated settlement dates at numerous sites as a result of reduced sales activity.

NOTE 18: GOODWILL AND INTANGIBLE ASSETS

We classify purchased intangible assets into three categories: (1) goodwill, (2) intangible assets with finite lives subject to amortization and (3) intangible assets with indefinite lives. Goodwill and intangible assets with indefinite lives are not amortized; rather, they are reviewed for impairment at least annually. For additional information regarding our policies on impairment reviews, see Note 1 under the captions Goodwill and Goodwill Impairment, and Impairment of Long-lived Assets excluding Goodwill.

GOODWILL

Goodwill is recognized when the consideration paid for a business combination (acquisition) exceeds the fair value of the tangible and other intangible assets acquired. Goodwill is allocated to reporting units for purposes of testing goodwill for impairment. There were no charges for goodwill impairment in the years ended December 31, 2012, 2011 and 2010.

We have four reportable segments organized around our principal product lines: aggregates, concrete, asphalt mix and cement. Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2012, 2011 and 2010 are summarized below:

GOODWILL

in thousands	Aggregates	Concrete	Asphalt Mix	Cement	Total
Gross Carrying Amount					
Total as of December 31, 2010	$3,005,383	$0	$91,633	$252,664	$3,349,680
Goodwill of divested businesses	(10,300)	0	0	0	(10,300)
Total as of December 31, 2011	$2,995,083	$0	$91,633	$252,664	$3,339,380
Total as of December 31, 2012	**$2,995,083**	**$0**	**$91,633**	**$252,664**	**$3,339,380**
Accumulated Impairment Losses					
Total as of December 31, 2010	$0	$0	$0	($252,664)	($252,664)
Total as of December 31, 2011	$0	$0	$0	($252,664)	($252,664)
Total as of December 31, 2012	**$0**	**$0**	**$0**	**($252,664)**	**($252,664)**
Goodwill, net of Accumulated Impairment Losses					
Total as of December 31, 2010	$3,005,383	$0	$91,633	$0	$3,097,016
Total as of December 31, 2011	$2,995,083	$0	$91,633	$0	$3,086,716
Total as of December 31, 2012	**$2,995,083**	**$0**	**$91,633**	**$0**	**$3,086,716**

We test goodwill for impairment on an annual basis or more frequently if events or circumstances change in a manner that would more likely than not reduce the fair value of a reporting unit below its carrying value. A decrease in the estimated fair value of one or more of our reporting units could result in the recognition of a material, noncash write-down of goodwill.

INTANGIBLE ASSETS

Intangible assets acquired in business combinations are stated at their fair value determined as of the date of acquisition. Costs incurred to renew or extend the life of existing intangible assets are capitalized. These capitalized renewal/extension costs were immaterial for the years presented. Intangible assets consist of contractual rights in place (primarily permitting and zoning rights), noncompetition agreements, favorable lease agreements, customer relationships and trade names and trademarks. Intangible assets acquired individually or otherwise obtained outside a business combination consist primarily of permitting, permitting compliance and zoning rights and are stated at their historical cost, less accumulated amortization, if applicable.

Historically, we have acquired intangible assets with only finite lives. Amortization of intangible assets with finite lives is recognized over their estimated useful lives using a method of amortization that closely reflects the pattern in which the economic benefits are consumed or otherwise realized. Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. There were no charges for impairment of intangible assets in the years ended December 31, 2012, 2011 and 2010.

The gross carrying amount and accumulated amortization by major intangible asset class for the years ended December 31 are summarized below:

INTANGIBLE ASSETS

in thousands	*2012*	*2011*
Gross Carrying Amount		
Contractual rights in place	**$640,450**	$640,450
Noncompetition agreements	**1,450**	1,430
Favorable lease agreements	**16,677**	16,677
Permitting, permitting compliance and zoning rights	**82,596**	76,956
Customer relationships	**14,493**	14,493
Trade names and trademarks	**5,006**	5,006
Other	**3,711**	3,200
Total gross carrying amount	**$764,383**	$758,212
Accumulated Amortization		
Contractual rights in place	**($42,470)**	($35,748)
Noncompetition agreements	**(985)**	(841)
Favorable lease agreements	**(2,584)**	(2,031)
Permitting, permitting compliance and zoning rights	**(14,625)**	(12,880)
Customer relationships	**(5,927)**	(4,466)
Trade names and trademarks	**(2,044)**	(1,544)
Other	**(3,216)**	(3,200)
Total accumulated amortization	**($71,851)**	($60,710)
Total Intangible Assets Subject to Amortization, net	**$692,532**	$697,502
Intangible Assets with Indefinite Lives	**0**	0
Total Intangible Assets, net	**$692,532**	$697,502
Aggregate Amortization Expense for the Year	**$11,869**	$14,032

Estimated amortization expense for the five years subsequent to December 31, 2012 is as follows:

in thousands	
Estimated Amortization Expense for Five Subsequent Years	
2013	$12,043
2014	12,090
2015	12,255
2016	12,792
2017	13,980

NOTE 19: ACQUISITIONS AND DIVESTITURES

2012 DIVESTITURES AND PENDING DIVESTITURES

In the fourth quarter of 2012, we completed the sale of:

- two tracts of land totaling approximately 148 acres resulting in net pretax cash proceeds of $57,690,000 and pretax gains of $41,155,000
- an aggregates production facility including approximately 197 acres of land resulting in net pretax cash proceeds of $10,476,000 and a pretax gain of $5,646,000

Also in the fourth quarter of 2012, we completed the sale of a percentage of the future production from aggregates reserves at certain owned and leased quarries. The sale was structured as a volumetric production payment (VPP) for which we received gross cash proceeds of $75,200,000 and incurred transactions costs of $1,617,000. Concurrently, we entered into a marketing agreement (the marketing agreement) with the purchaser through which we are designated the exclusive sales agent for the purchaser's percentage of future production.

The key terms of the VPP are:

- The VPP provides the purchaser with a nonoperating interest in reserves thus entitling them to a specified percentage (the percentage) of future production
- The VPP terminates at the earlier to occur of December 31, 2052 or the sale of 143.2 million tons of aggregates from the specified quarries subject to the VPP (as such, the future production in which the purchaser owns the percentage could be less than 143.2 million tons)
- Based on historical and projected volumes from the specified quarries, it is expected that 143.2 million tons will be sold prior to 2052, resulting in the purchaser owning a percentage of the maximum 143.2 million tons of future production
- The purchaser's percentage of the maximum 143.2 million tons of future production is estimated, based on current sales volumes projections, to be 10.5% (approximately 15 million tons; the actual percentage received by the purchaser through the term of the transaction may vary based on when the maximum 143.2 million tons is sold)
- We have no obligation for any minimum annual or cumulative production or sales volumes, nor is there any minimum sales price required
- The purchaser has the right to take its percentage of future production in physical product, or receive the cash proceeds from the sale of its percentage under the terms of the marketing agreement
- The purchaser's percentage of future production is to be conveyed free and clear of future costs of production and sales
- We retain full operational and marketing control of the specified quarries
- We retain fee simple interest in the land as well as any residual values that may be realized upon the conclusion of mining

The VPP and marketing agreements represent separate units of accounting, however, as the timing of revenue recognition under both are identical, allocation of revenues between the two deliverables is irrelevant. The net proceeds were recorded as deferred revenue and are being amortized on a unit-of-sales basis to revenues over the term of the VPP. Based on projected sales, we anticipate recognizing approximately $1,200,000 of deferred revenue in our 2013 Consolidated Statement of Comprehensive Income related to this transaction.

Additionally:

- In the second quarter of 2012, we sold mitigation credits resulting in net pretax cash proceeds of $13,469,000 and a pretax gain of $12,342,000
- In the first quarter of 2012, we sold real estate resulting in net pretax cash proceeds of $9,691,000 and a pretax gain of $5,979,000

Pending divestitures (Aggregates segment — a previously mined and subsequently reclaimed tract of land, an aggregates production facility and its related replacement reserve land, and Ready-mix segment — a former site of a ready-mix facility) are presented in the accompanying Consolidated Balance Sheet as of December 31, 2012 as assets held for sale and liabilities of assets held for sale. As the book value of the Aggregates segment land exceeded the expected selling price less cost to sell, a $1,738,000 loss on impairment was recognized in our Consolidated Statement of Comprehensive Income as other operating expenses for the year ended December 31, 2012. Conversely, the aggregates production facility and former ready-mix facility site are expected to generate significant gains on disposition. We expect the sales to occur during 2013. Depreciation and amortization expenses were suspended on the assets classified as held for sale. The major classes of assets and liabilities of assets classified as held for sale as of December 31 are as follows:

in thousands	***2012***	*2011*
Held for Sale		
Current assets	**$809**	$0
Property, plant & equipment, net	**14,274**	0
Total assets held for sale	**$15,083**	$0
Noncurrent liabilities	**$801**	$0
Total liabilities of assets held for sale	**$801**	$0

2011 ACQUISITIONS AND DIVESTITURES

During the fourth quarter of 2011, we consummated a transaction resulting in an exchange of assets.

We acquired

- three aggregates facilities
- one rail distribution yard

In return, we divested:

- two aggregates facilities
- one asphalt mix facility
- two ready-mixed concrete facilities
- one recycling operation
- undeveloped real property

Total consideration for the acquired assets of $35,406,000 includes the fair value of the divested assets plus $10,000,000 cash paid. We recognized a gain of $587,000, net of transaction related costs of $531,000, based on the fair value of the divested assets.

During the third quarter of 2011, we completed the sale of four aggregates facilities. The sale resulted in net cash proceeds at closing of $61,774,000, a receivable of $2,400,000 and a pretax gain on sale of $39,659,000. The book value of the divested operations included $10,300,000 of goodwill. Goodwill was allocated based on the relative fair value of the divested operations as compared to the relative fair value of the retained portion of the reporting unit.

In a separate 2011 transaction, we acquired ten ready-mixed concrete facilities for 432,407 shares of common stock valued at the closing date price of $42.85 per share (total consideration of $18,529,000 net of acquired cash). We issued 372,992 shares to the seller at closing and retained the remaining shares to fulfill certain working capital adjustments and indemnification obligations. During the third quarter of 2012, we issued 60,855 shares (including shares accrued for dividends) of common stock to the seller as the final payment. As a result of this acquisition, we recognized $6,419,000 of amortizable intangible assets, none of which is expected to be deductible for income tax purposes. The amortizable intangible assets consist of contractual rights in place and will be amortized over an estimated weighted-average period of 20 years.

NOTE 20: UNAUDITED SUPPLEMENTARY DATA

The following is a summary of selected quarterly financial information (unaudited) for each of the years ended December 31, 2012 and 2011:

	2012			
	Three Months Ended			
in thousands, except per share data	*March 31*	*June 30*	*Sept 30*	*Dec 31*
Net sales	$499,851	$648,890	$687,616	$574,886
Total revenues	535,882	694,136	728,861	608,431
Gross profit	21,958	105,939	126,923	79,206
Operating earnings (loss) [1, 2]	(46,279)	19,662	55,866	55,532
Earnings (loss) from continuing operations [1, 2]	(57,050)	(16,985)	15,621	4,488
Net earnings (loss) [1, 2]	(52,053)	(18,283)	14,260	3,483
Basic earnings (loss) per share from continuing operations	($0.44)	($0.13)	$0.12	$0.03
Diluted earnings (loss) per share from continuing operations	(0.44)	(0.13)	0.12	0.03
Basic net earnings (loss) per share	($0.40)	($0.14)	$0.11	$0.03
Diluted net earnings (loss) per share	(0.40)	(0.14)	0.11	0.03

[1] *Includes exchange offer costs as described in Note 1, as follows (in thousands): Q1 $10,065, Q2 $32,060, Q3 $1,206 and Q4 $49.*

[2] *Includes restructuring costs as described in Note 1, as follows (in thousands): Q1 $1,411, Q2 $4,551, Q3 $3,056 and Q4 $539.*

	2011			
	Three Months Ended			
in thousands, except per share data	*March 31*	*June 30*	*Sept 30*	*Dec 31*
Net sales	$456,316	$657,457	$714,947	$578,189
Total revenues	487,200	701,971	760,752	614,627
Gross profit	(7,106)	100,840	115,780	74,355
Operating earnings (loss) [1, 2]	(61,184)	23,488	106,668	(5,528)
Earnings (loss) from continuing operations [1, 2]	(64,622)	(7,102)	22,412	(25,943)
Net earnings (loss) [1, 2]	(54,733)	(8,139)	19,959	(27,865)
Basic earnings (loss) per share from continuing operations	($0.50)	($0.05)	$0.17	($0.20)
Diluted earnings (loss) per share from continuing operations	(0.50)	(0.05)	0.17	(0.20)
Basic net earnings (loss) per share	($0.42)	($0.06)	$0.15	($0.22)
Diluted net earnings (loss) per share	(0.42)	(0.06)	0.15	(0.22)

[1] *Includes exchange offer costs as described in Note 1, as follows (in thousands): Q4 $2,227.*

[2] *Includes restructuring costs as described in Note 1, as follows (in thousands): Q1 $306, Q2 $1,831, Q3 $839 and Q4 $9,995.*

ITEM 9

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We maintain a system of controls and procedures designed to ensure that information required to be disclosed in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. These disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934 Rules 13a - 15(e) or 15d -15(e)), include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Our Chief Executive Officer and Chief Financial Officer, with the participation of other management officials, evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2012. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

We are in the process of replacing our legacy information technology systems and have substantially completed the implementation of new financial reporting software, which is a major component of the replacement. We are also in the process of implementing a new quote to cash software system, which is another significant component of the replacement. The new information technology systems were a source for most of the information presented in this Annual Report on Form 10-K. We are continuing to work toward the full implementation of the new information technology systems.

No other changes were made to our internal controls over financial reporting or other factors that could materially affect these controls during the fourth quarter of 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002 and as defined in Exchange Act Rule 13a-15(f). A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Under management's supervision, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted based on the framework in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012. Deloitte & Touche LLP's report, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting, follows this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Vulcan Materials Company:

We have audited the internal control over financial reporting of Vulcan Materials Company and its subsidiary companies (the "Company") as of December 31, 2012 based on criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Birmingham, Alabama

February 28, 2013

ITEM 9B
OTHER INFORMATION

None.

PART III

ITEM 10
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

On or about March 29, 2013, we expect to file a definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A (our "2013 Proxy Statement"). The information under the headings "Election of Directors," "Nominees for Election to the Board of Directors," "Directors Continuing in Office," "Corporate Governance of our Company and Practices of the Board of Directors," and "Section 16(a) Beneficial Ownership Reporting Compliance" included in the 2013 Proxy Statement is incorporated herein by reference. See also the information set forth above in Part I, Item I "Business" of this report.

ITEM 11
EXECUTIVE COMPENSATION

The information under the headings "Compensation Discussion and Analysis," "Director Compensation" and "Executive Compensation" included in our 2013 Proxy Statement is incorporated herein by reference.

ITEM 12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the headings "Security Ownership of Certain Beneficial Owners and Management," "Equity Compensation Plans" and "Payment Upon Termination and Change in Control" included in our 2013 Proxy Statement is incorporated herein by reference.

ITEM 13
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the headings "Transactions with Related Persons" and "Director Independence" included in our 2013 Proxy Statement is hereby incorporated by reference.

ITEM 14
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this section is incorporated by reference from the information in the section entitled "Independent Registered Public Accounting Firm" in our 2013 Proxy Statement.

PART IV

ITEM 15
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial statements

The following financial statements are included herein on the pages shown below:

(a) (2) Financial statement schedules

Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is provided in the financial statements or notes thereto.

Financial statements (and summarized financial information) of 50% or less owned entities accounted for by the equity method have been omitted because they do not, considered individually or in the aggregate, constitute a significant subsidiary.

(a) (3) Exhibits

The exhibits required by Item 601 of Regulation S-K are either incorporated by reference herein or accompany this report. See the Index to Exhibits set forth below.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2013.

VULCAN MATERIALS COMPANY

By ______________________
Donald M. James
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Donald M. James	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
Daniel F. Sansone	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2013
Ejaz A. Khan	Vice President, Controller and Chief Information Officer (Principal Accounting Officer)	February 28, 2013

The following directors:

Phillip W. Farmer	Director
H. Allen Franklin	Director
Ann McLaughlin Korologos	Director
Douglas J. McGregor	Director
Richard T. O'Brien	Director
James T. Prokopanko	Director
Donald B. Rice	Director
Vincent J. Trosino	Director
Kathleen Wilson-Thompson	Director

By ______________________
Michael R. Mills
Attorney-in-Fact

February 28, 2013

EXHIBIT INDEX

Exhibit 3(a)	Certificate of Incorporation (Restated 2007) of the Company (formerly known as Virginia Holdco, Inc.), filed as Exhibit 3.1 to the Company's Current Report on Form 8-K on November 16, 2007[1]
Exhibit 3(b)	Amended and Restated By-Laws of the Company effective as of July 13, 2012 filed as Exhibit 3(B) to the Company's Current Report on Form 8-K on July 17, 2012[1]
Exhibit 4(a)	Supplemental Indenture No. 1, dated as of November 16, 2007, among the Company, Legacy Vulcan Corp. and The Bank of New York Trust Company, N.A., as Trustee filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on November 21, 2007[1]
Exhibit 4(b)	Senior Debt Indenture, dated as of December 11, 2007, between the Company and Wilmington Trust Company, as Trustee, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K on December 11, 2007[1]
Exhibit 4(c)	First Supplemental Indenture, dated as of December 11, 2007, between Vulcan Materials Company and Wilmington Trust Company, as Trustee, to that certain Senior Debt Indenture, dated as of December 11, 2007, between the Company and Wilmington Trust Company, as Trustee, filed as Exhibit 4.2 to the Company's Current Report on Form 8-K on December 11, 2007[1]
Exhibit 4(d)	Second Supplemental Indenture, dated June 20, 2008 between the Company and Wilmington Trust Company, as Trustee, to that certain Senior Debt Indenture dated as of December 11, 2007, filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 20, 2008[1]
Exhibit 4(e)	Indenture, dated as of May 1, 1991, by and between Legacy Vulcan Corp. (formerly Vulcan Materials Company) and First Trust of New York (as successor trustee to Morgan Guaranty Trust Company of New York) filed as Exhibit 4 to the Form S-3 on May 2, 1991 (Registration No. 33-40284)[1]
Exhibit 10(a)	Underwriting Agreement, dated June 11, 2009, among the Company and Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities, Inc. and Wachovia Capital Markets, LLC, as representatives of the several underwriters named therein filed as Exhibit 1.1 to the Company's Report on Form 8-K filed on June 17, 2009[1]
Exhibit 10(b)	Underwriting Agreement, dated June 17, 2008, among the Company and Banc of America Securities, LLC, Goldman, Sachs & Co., J.P. Morgan Securities, Inc. and Wachovia Capital Markets, LLC as Representatives of several underwriters named therein filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on June 20, 2008[1]
Exhibit 10(c)	Credit Agreement, dated as of December 15, 2011, among the Company and SunTrust Bank as administrative agent, and the Lenders and other parties named therein filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on December 20, 2011[1]
Exhibit 10(d)	Amendment No. 1 to Credit Agreement, dated as of January 27, 2012, among the Company and SunTrust Bank, as administrative agent, and the Lenders and other parties named therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 31, 2012[1]
Exhibit 10(e)	Purchase Agreement, dated January 23, 2009, between the Company and Goldman, Sachs & Co., filed as Exhibit 1.1 to the Company's Current Report on Form 8-K on January 29, 2009[1]
Exhibit 10(f)	Third Supplemental Indenture, dated February 3, 2009, between the Company and Wilmington Trust Company, as Trustee, to that certain Senior Debt Indenture dated as of December 11, 2007 filed as Exhibit 10(f) to the Company's Annual Report on Form 10-K filed on March 2, 2009[1]
Exhibit 10(g)	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(h)	Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees filed as Exhibit 10(c) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002[1,2]
Exhibit 10(i)	Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended, filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]

Exhibit 10(j)	The 2006 Omnibus Long-Term Incentive Plan of the Company filed as Appendix C to Legacy Vulcan Corp.'s 2006 Proxy Statement on Schedule 14A filed on April 13, 2006[1,2]
Exhibit 10(k)	Amendment to the 2006 Omnibus Long-Term Incentive Plan of the Company filed as Appendix A to the Company's 2012 Proxy Statement on Schedule 14A filed March 31, 2012[1,2]
Exhibit 10(l)	Deferred Stock Plan for Nonemployee Directors of the Company filed as Exhibit 10(f) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 27, 2002[1,2]
Exhibit 10(m)	Restricted Stock Plan for Nonemployee Directors of the Company, as amended, filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(n)	Executive Deferred Compensation Plan, as amended, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(o)	Form of Change of Control Employment Agreement (Double Trigger) filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2008[1,2]
Exhibit 10(p)	Form of Change of Control Employment Agreement (Modified Double Trigger) filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 2, 2008[1,2]
Exhibit 10(q)	Change of Control and Noncompetition Agreement between the Company and John R. McPherson dated October 7, 2011, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 11, 2011[1,2]
Exhibit 10(r)	Executive Incentive Plan of the Company, as amended, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(s)	Supplemental Executive Retirement Agreement filed as Exhibit 10 to Legacy Vulcan Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001[1,2]
Exhibit 10(t)	Form of Stock Option Agreement filed as Exhibit 10(o) to Legacy Vulcan Corp.'s Report on Form 8-K filed on December 20, 2005[1,2]
Exhibit 10(u)	Form of Director Deferred Stock Unit Agreement filed as Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(v)	Form of Performance Share Unit Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11, 2010[1,2]
Exhibit 10(w)	Form of Performance Share Unit Agreement (2012) filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 14, 2012[1,2]
Exhibit 10(x)	Form of Stock-Only Stock Appreciation Rights Agreement filed as Exhibit 10(p) to Legacy Vulcan Corp.'s Report on Form 10-K filed on February 26, 2007[1,2]
Exhibit 10(y)	Stock-Only Stock Appreciation Rights Agreement between the Company and John R. McPherson dated November 9, 2011, filed as Exhibit 10(a) to the Company's Current Report on Form 8-K filed on November 15, 2011[1,2]
Exhibit 10(z)	Form of Employee Deferred Stock Unit Amended Agreement filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed on December 17, 2008[1,2]
Exhibit 10(aa)	2013 Compensation Decisions filed in the Company's Current Report on Form 8-K filed on February 12, 2013[1,2]
Exhibit 21	List of the Company's subsidiaries as of December 31, 2012
Exhibit 23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
Exhibit 24	Powers of Attorney

Exhibit 31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
Exhibit 31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
Exhibit 32(a)	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
Exhibit 32(b)	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
Exhibit 95	MSHA Citations and Litigation
Exhibit 101.INS	XBRL Instance Document
Exhibit 101.SCH	XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit 101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

[1]Incorporated by reference.

[2]Management contract or compensatory plan.

VULCAN MATERIALS COMPANY
SUBSIDIARIES
As of December 31, 2012

	State or Other Jurisdiction of Incorporation or Organization	% Owned Directly or Indirectly by Vulcan
Atlantic Granite Company	South Carolina	66-2/3
Azusa Rock, Inc.	California	100
Brooksville Quarry, LLC	Florida	50
Calizas Industriales del Carmen, S.A. de C.V.	Mexico	100
CalMat Co.	Delaware	100
CalMat Leasing Co.	Arizona	100
Chesapeake Marine Partnership	Maryland	100
D C Materials, Inc.	District of Columbia	100
Delmarva Aggregates, LLC	Delaware	80
Florida Cement, Inc.	Florida	100
Florida Rock Industries, Inc.	Florida	100
Freeport Aggregates Limited	Bahamas	100
FRI Bahamas Ltd.	Bahamas	100
Fulton Concrete Company, Inc.	Georgia	100
Harper Bros. Inc.	Florida	100
Heritage Logistics, LLC	Delaware	100
Legacy Vulcan Corp.	New Jersey	100
Maryland Rock Industries, Inc.	Maryland	100
Maryland Stone, Inc.	Maryland	100
MedTex Lands, Inc.	Texas	100
Palomar Transit Mix Co.	California	100
Rancho Piedra Caliza, S.A. de C.V.	Mexico	100
RECO Transportation, LLC	Delaware	100
S & G Concrete Co.	North Carolina	100
S & G Prestress Company	North Carolina	100
Salisbury Towing Corp.	Maryland	100
Soportes Tecnicos Y Administrativos, S.A. de C.V.	Mexico	100
Southwest Gulf Railroad Company	Texas	95
Statewide Transport, Inc.	Texas	100
TCS Materials, Inc.	Virginia	100
The Arundel Corporation	Maryland	100
Triangle Rock Products, Inc.	California	100
Virginia Concrete Company, Incorporated	Virginia	100
Vulcan Aggregates Company, LLC	Delaware	100
Vulcan Construction Materials, LP	Delaware	100
Vulcan Gulf Coast Materials, Inc.	New Jersey	100
Vulcan Gulf Coast Materials, LLC	North Carolina	100
Vulcan Lands, Inc.	New Jersey	100
Vulica Shipping Company, Limited	Bahamas	100

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-174609 on Form S-3 and Registration Statements No. 333-148993, 333-148238, 333-147450, and 333-147449 on Form S-8 of our reports dated February 28, 2013, relating to the consolidated financial statements of Vulcan Materials Company and its subsidiary companies (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of Vulcan Materials Company for the year ended December 31, 2012.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama
February 28, 2013

POWER OF ATTORNEY

The undersigned director of Vulcan Materials Company, a New Jersey corporation, hereby nominates, constitutes and appoints Michael R. Mills, Amy M. Tucker and Jerry F. Perkins Jr. and each of them, the true and lawful attorneys of the undersigned to sign the name of the undersigned as director to the Annual Report on Form 10-K for the year ended December 31, 2012 of said corporation to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and to any and all amendments to said report.

The undersigned hereby grants to said attorneys full power of substitution, resubstitution and revocation, all as fully as the undersigned could do if personally present, hereby ratifying all that said attorneys or their substitutes may lawfully do by virtue hereof.

IN WITNESS WHEREOF, the undersigned director of Vulcan Materials Company has executed this Power of Attorney this 25th day of February, 2013.

/s/ Phillip W. Farmer
Phillip W. Farmer

/s/ H. Allen Franklin
H. Allen Franklin

/s/ Ann McLaughlin Korologos
Ann McLaughlin Korologos

/s/ Douglas J. McGregor
Douglas J. McGregor

/s/ Richard T. O'Brien
Richard T. O'Brien

/s/ James T. Prokopanko
James T. Prokopanko

/s/ Donald B. Rice
Donald B. Rice

/s/ Vincent J. Trosino
Vincent J. Trosino

/s/ Kathleen Wilson-Thompson
Kathleen Wilson-Thompson

Certification of Chief Executive Officer

I, **Donald M. James**, certify that:

1. I have reviewed this annual report on Form 10-K of Vulcan Materials Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 28, 2013

Donald M. James
Chairman and Chief Executive Officer

Certification of Chief Financial Officer

I, **Daniel F. Sansone**, certify that:

1. I have reviewed this annual report on Form 10-K of Vulcan Materials Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 28, 2013

Daniel F. Sansone, Executive Vice President
and Chief Financial Officer

Exhibit 32(a)

CERTIFICATE OF CHIEF EXECUTIVE OFFICER

OF

VULCAN MATERIALS COMPANY

Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Donald M. James, Chairman and Chief Executive Officer of Vulcan Materials Company, certify that the Annual Report on Form 10-K (the "report") for the year ended December 31, 2012, filed with the Securities and Exchange Commission on the date hereof:

(i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Vulcan Materials Company.

Donald M. James
Chairman and Chief Executive Officer
February 28, 2013

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Vulcan Materials Company and will be retained by Vulcan Materials Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATE OF CHIEF FINANCIAL OFFICER

OF

VULCAN MATERIALS COMPANY

Pursuant to 18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Daniel F. Sansone, Executive Vice President and Chief Financial Officer of Vulcan Materials Company, certify that the Annual Report on Form 10-K (the "report") for the year ended December 31, 2012, filed with the Securities and Exchange Commission on the date hereof:

(i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

(ii) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of Vulcan Materials Company.

Daniel F. Sansone, Executive Vice President and
Chief Financial Officer
February 28, 2013

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Vulcan Materials Company and will be retained by Vulcan Materials Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 95

MSHA CITATIONS AND LITIGATION

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. Section 1503 of the Dodd-Frank Act requires companies that are "operators" (as such term is defined in the Federal Mine Safety and Health Act of 1977 (the Mine Act)) to disclose certain mine safety information in each periodic report to the Securities and Exchange Commission. This information is related to the enforcement of the Mine Act by the Mine Safety and Health Administration (MSHA).

The Dodd-Frank Act and the subsequent implementing regulation issued by the SEC require disclosure of the following categories of violations, orders and citations: (1) Section 104 S&S Citations, which are citations issued for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard; (2) Section 104(b) Orders, which are orders issued upon a follow up inspection where the inspector finds the violation previously cited has not been totally abated in the prescribed time period; (3) Section 104(d) Citations and Orders, which are issued upon violations of mandatory health or safety standards caused by an unwarrantable failure of the operator to comply with the standards; (4) Section 110(b)(2) Violations, which result from the reckless and repeated failure to eliminate a known violation; (5) Section 107(a) Orders, which are given when MSHA determines that an imminent danger exists and results in an order of immediate withdrawal from the area of the mine affected by the condition; and (6) written notices from MSHA of a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of mine health or safety hazards under Section 104(e). In addition, the Dodd-Frank Act requires the disclosure of the total dollar value of proposed assessments from MSHA under the Mine Act and the total number of mining related fatalities.

The following disclosures are made pursuant to Section 1503.

During the twelve months ended December 31, 2012, none of our operations: (i) had any flagrant violations under Section 110(b)(2); (ii) received notice from MSHA of a pattern of violations of mandatory health or safety standards under Section 104(e); or (iii) had any mining-related fatalities.

The Company previously reported two deaths in 2011 which, at the time, MSHA's Fatality Review Committee had not yet made a determination on whether either death was chargeable as mine-related fatalities. The first death occurred on July 21, 2011 at the Ft Pierce, Florida facility. For unknown reasons, a customer dump truck gradually over-traveled a berm without any apparent corrective and braking action and rolled upside down into a water-filled canal bordering the property resulting in the driver's death. The second death, occurred on July 23, 2011, involved an employee who worked at the Cherokee, Alabama facility, who was found deceased at home due to coronary failure. During the current reporting period, the Fatality Review Committee determined that neither of these deaths was chargeable as mine-related fatalities.

During the reporting period, two of our operations, TSB Cement and Notasulga Quarry, located in Newberry, Florida and Lee County, Alabama, respectively, received a 107(a) imminent danger order; however, both orders were vacated.

CALENDAR YEAR 2012

The table below sets forth, by mine, the total number of citations and/or orders issued by MSHA during the period covered by this report under the indicated provisions of the Mine Act, together with the total dollar value of proposed assessments, if any, from MSHA, received during the twelve months ended December 31, 2012. Of our 235 active MSHA-regulated facilities during the year, we received 479 federal mine safety inspections at 224 operations during the reporting period. Of our inspected operations, 167 did not receive any reportable citations or orders.

Name of Operation	Number of Inspections	Total Number of S&S Citations	Mine Act § 104(b) Orders	Mine Act § 104(d) Citations and Orders	Mine Act § 110(b)(2) Violations	Mine Act § 107(a) Orders	Total Dollar Value of Proposed MSHA Assessments (dollars in thousands)	Total Number of Mining Related Fatalities	Received Written Notice under Mine Act § 104(e) (yes/no)
1604 STONE, TX	1	1	0	0	0	0	1.1	0	No
ADAIRSVILLE, GA	3	1	0	0	0	0	0	0	No
BARIN, GA	4	1	0	0	0	0	0.2	0	No
BESSEMER QUARRY, AL	2	3	0	0	0	0	1	0	No
BIG ROCK CREEK, CA	3	1	0	0	0	0	0.6	0	No
BLACK ANGUS S&G, AZ	1	1	0	0	0	0	0.2	0	No
BOLINGBROOK STONE, IL	2	2	0	0	0	0	0.2	0	No
CENTRAL SERVICES, NC	4	1	0	0	0	0	0.5	0	No
CENTRAL, KY	5	3	0	0	0	1	1.2	0	No
CHEROKEE QUARRY, GA	1	1	0	0	0	0	1.7	0	No
DEKALB QUARRY, IL	2	1	0	0	0	0	0	0	No
DIXIE LEE QUARRY, TN	2	1	0	0	0	0	0	0	No
DOLCITO STONE, AL	2	1	0	0	0	0	0	0	No
ELKTON QUARRY, VA	2	1	0	0	0	0	0.6	0	No
ENSLEY MACHINE SHOP, AL	2	1	0	0	0	0	0	0	No
FORT KNOX, KY	3	3	0	0	0	0	0.7	0	No
FORT PAYNE QUARRY, AL	1	3	0	0	0	0	2.8	0	No
FRANKLIN QUARRY MILWAUKEE, WI	2	1	0	0	0	0	0.6	0	No
GOLD HILL QUARRY, NC	3	1	0	0	0	0	0	0	No
GREENEVILLE, TN	3	1	0	0	0	0	0.2	0	No
GREYSTONE QUARRY, NC	3	1	0	0	0	0	0.3	0	No
HARDIN COUNTY, KY	4	2	0	0	0	0	1.3	0	No
HARRISON COUNTY QUARRY, IN	3	1	0	0	0	0	0	0	No
HUEBNER RD STONE, TX	2	1	0	0	0	0	0.2	0	No
HUNTSVILLE, AL	2	1	0	0	0	0	0.2	0	No
KINGSPORT QUARRY, TN	2	2	0	0	0	0	0.2	0	No
KNIPPA QUARRY, TX	1	1	0	0	0	0	0.2	0	No
LAKESHORE QUARRY, AL	2	1	0	0	0	0	0.2	0	No
LAKESIDE, SC	3	1	0	0	0	0	2.3	0	No
LARAWAY, IL	3	2	0	0	0	0	0.3	0	No
LEMONT, IL	3	1	0	0	0	0	0.3	0	No
LITHIA SPRINGS, GA	3	3	0	0	0	0	0.2	0	No
LYMAN QUARRY, SC	2	1	0	0	0	0	0	0	No
MANASSAS QUARRY, VA	3	1	2	0	0	0	0.7	0	No
MANTENO, IL	1	1	0	0	0	0	0.1	0	No
MARANA S&G, AZ	2	3	0	0	0	0	1.1	0	No
MARYVILLE QUARRY, TN	3	1	0	0	0	0	0.7	0	No
MCCOOK, IL	3	2	0	0	0	0	0	0	No
MECKLENBURG QUARRY, VA	2	2	0	0	0	0	0.6	0	No
MORRISTOWN QUARRY, TN	2	1	0	0	0	0	0	0	No
NOTASULGA QUARRY, AL	5	3	0	0	0	1	0.2	0	No
PACOLET, SC	2	1	0	0	0	0	0.5	0	No
PALMDALE S&G, CA	2	1	0	0	0	0	0.2	0	No
RICHMOND RD QUARRY, KY	5	1	0	0	0	0	0	0	No

ROYAL STONE QUARRY, VA	1	1	0	0	0	1	0	0	No
SAN EMIDIO S&G, CA	3	2	0	0	0	0	0.9	0	No
SANGER S&G, CA	2	2	0	0	0	0	5.6	0	No
SAVANNAH QUARRY, TN	5	5	0	0	0	1	2.3	0	No
STAFFORD QUARRY, VA	3	1	0	0	0	0	0	0	No
SUN CITY S&G, AZ	2	2	0	0	0	0	0	0	No
SUN VALLEY S&G, CA	3	1	0	0	0	0	0	0	No
TAMPA CEMENT GRINDING PLANT, FL	2	1	0	0	0	0	1.7	0	No
TEHUACANA QUARRY, TX	3	1	0	0	0	0	0	0	No
TSB CEMENT PLANT, FL	1	5	0	0	0	1	4.2	0	No
TUSCALOOSA, AL	2	0	0	2	0	1	0	0	No
TUSCUMBIA QUARRY, AL	3	1	0	0	0	0	0.3	0	No
VULCAN DRILL SERVICE SG, AL	1	0	0	1	0	0	0	0	No
OTHER OPERATIONS - 167	337	0	0	0	0	0	0	0	No
Total	**479**	**86**	**2**	**3**	**0**	**6**	**36.3**	**0**	

The total dollar value of proposed assessments received during the twelve months ended December 31, 2012 for all other citations, as well as proposed assessments received during the reporting period for citations previously issued, is $181,357.

The table below sets forth, by mine, category of legal action and number of legal actions pending before the Federal Mine Safety and Health Review Commission ending December 31, 2012.

	Number of Legal Actions		
Name of Operation	**Contest Penalty**	**Contest Citations**	**Complaint of Discharge, Discrimination**
BLACKSBURG, SC	2	0	0
BLAIRSVILLE, GA	1	1	0
BOLINGBROOK STONE, IL	1	0	1
CALERA QUARRY, AL	1	0	0
CHEROKEE QUARRY, AL	1	0	0
DABNEY ASPHALT QUARRY, TX	1	0	0
FORT PAYNE QUARRY, AL	1	0	0
FREDERICK QUARRY, MD	1	0	0
GRAND RIVERS QUARRY, KY	3	0	0
HANOVER QUARRY, PA	1	0	0
HELOTES STONE, TX	1	0	0
HENDERSONVILLE QUARRY, NC	1	0	0
HOUSTON YARD, TX	1	0	0
KENNESAW, GA	1	0	0
KINGSPORT QUARRY, TN	1	0	0
LAWRENCEVILLE QUARRY, VA	1	0	0
LEMONT, IL	1	0	0
MANASSAS QUARRY, VA	3	0	0
MANTENO, IL	2	0	0
MCCOOK, IL	1	0	0
MECKLENBURG QUARRY, VA	1	0	0
NOTASULGA QUARRY, AL	1	0	0
PARSONS QUARRY, TN	1	0	0
PUDDLEDOCK, VA	1	0	0
RICHMOND QUARRY, VA	2	0	0
RICHMOND RD QUARRY, KY	1	0	0
ROCHESTER S&G, IL	1	0	0
ROCKINGHAM QUARRY, NC	1	0	0
ROYAL STONE QUARRY, VA	1	0	0
SHELBYVILLE QUARRY, TN	1	6	0
TAMPA CEMENT GRINDING PLANT, FL	1	0	0
TUSCUMBIA QUARRY, AL	1	0	0
WILSON COUNTY, TN	1	10	0

The table below sets forth, by mine, category of legal action and number of legal actions filed before the Federal Mine Safety and Health Review Commission during the twelve months ended December 31, 2012.

Name of Operation	Number of Legal Actions		
	Contest Penalty	Contest Citations	Complaint of Discharge, Discrimination
BLACK ROCK QUARRY, AR	1	0	0
BLACKSBURG, SC	2	0	0
BOLINGBROOK STONE, IL	1	0	1
CALERA QUARRY, AL	1	0	0
CHEROKEE QUARRY, AL	1	0	0
DABNEY ASPHALT QUARRY, TX	1	0	0
FORT KNOX, KY	1	0	0
FORT MYERS MINE, FL	1	0	0
FORT PAYNE QUARRY, AL	1	0	0
FORT PIERCE MINE, FL	1	0	0
FREDERICK QUARRY, MD	1	0	0
GRAND RIVERS QUARRY, KY	2	0	0
HANOVER QUARRY, PA	1	0	0
HARDIN COUNTY, KY	1	0	0
HELOTES STONE, TX	1	0	0
HENDERSONVILLE QUARRY, NC	1	0	0
KENNESAW, GA	1	0	0
KEUKA INDUSTRIAL SAND PLANT, FL	1	0	0
KINGSPORT QUARRY, TN	1	0	0
LAKESHORE QUARRY, AL	1	0	0
LAWRENCEVILLE QUARRY, VA	1	0	0
LEMONT, IL	1	0	0
LYMAN QUARRY, SC	1	0	0
MACON COUNTY, IL	1	0	0
MANASSAS QUARRY, VA	4	0	0
MANTENO, IL	2	0	0
MARYVILLE QUARRY, TN	1	0	0
MCCOOK, IL	1	0	0
MECKLENBURG QUARRY, VA	1	0	0
MESA SAND AND GRAVEL, AZ	1	0	0
MSD MACH & SERV, TN	1	0	0
NOTASULGA QUARRY, AL	2	0	0
PACOLET, SC	1	0	0
PARSONS QUARRY, TN	1	0	0
RICHMOND RD QUARRY, KY	1	0	0
RIVERSIDE DR QUARRY, TN	1	0	0
ROCHESTER S&G, IL	1	0	0
ROCKINGHAM QUARRY, NC	1	0	0
ROYAL STONE QUARRY, VA	2	0	0
SAVANNAH QUARRY, TN	1	0	0
SMITH GROVE QUARRY, NC	1	0	0
STAFFORD QUARRY, VA	1	0	0
TAMPA CEMENT GRINDING PLANT, FL	1	0	0
TSB CEMENT PLANT, FL	2	0	0
TUSCUMBIA QUARRY, AL	1	0	0

The table below sets forth, by mine, category of legal action and number of legal actions resolved by the Federal Mine Safety and Health Review Commission during the three months ended September 30, 2012.

	Number of Legal Actions		
Name of Operation	**Contest Penalty**	**Contest Citations**	**Complaint of Discharge, Discrimination**
ADAIRSVILLE, GA	1	0	0
ATHENS QUARRY, TN	1	0	0
BARTLETT UG BLUFF CITY, IL	3	0	1
BLACK ANGUS S&G, AZ	1	0	0
BLACK ROCK QUARRY, AR	1	0	0
BROOKSVILLE VULCAN QUARRY, FL	1	0	0
BROWNWOOD STONE, TX	1	0	0
CALCIUM PLANT, FL	2	0	0
CENTRAL SERVICES, NC	0	2	0
CHILDERSBURG QUARRY, AL	1	0	0
CLARKSVILLE QUARRY, TN	1	0	0
CLEVELAND QUARRY, TN	1	0	0
COLUMBIA QUARRY UG, TN	1	0	0
DABNEY ASPHALT QUARRY, TX	1	0	0
DALE, VA	1	0	0
DANLEY QUARRY, TN	1	0	0
ELLIJAY QUARRY, GA	1	0	0
ENKA QUARRY, NC	1	0	0
ESCAMBIA QUARRY, AL	1	0	0
FORT KNOX, KY	1	0	0
FORT MYERS MINE, FL	1	0	0
FORT PAYNE QUARRY, AL	1	0	0
FORT PIERCE MINE, FL	1	0	0
FRANCESVILLE, IN	1	0	0
FRANKLIN QUARRY, TN	1	0	0
GRAND RIVERS QUARRY, KY	5	0	0
GRANDIN SAND PLANT, FL	1	0	0
HANOVER QUARRY, PA	3	0	0
HARDIN COUNTY, KY	1	0	0
HELENA QUARRY, AL	2	0	0
HELOTES STONE, TX	1	0	0
HENDERSONVILLE QUARRY, NC	1	0	0
JACK QUARRY, VA	2	0	0
KANKAKEE, IL	1	0	0
KEUKA INDUSTRIAL SAND PLANT, FL	1	0	0
LACON QUARRY, AL	1	0	0
LAGRANGE, GA	1	0	0
LAKESHORE QUARRY, AL	1	0	0
LARAWAY, IL	1	0	0
LEMONT, IL	1	0	0
LYMAN QUARRY, SC	1	0	0
MACON COUNTY, IL	1	0	0
MACON QUARRY, GA	1	0	0
MARYVILLE QUARRY, TN	1	0	0
MAYNARDVILLE QUARRY, TN	1	0	0
MCCOOK, IL	2	0	0
MECKLENBURG QUARRY, VA	1	0	0
MESA SAND AND GRAVEL, AZ	1	0	0
MIAMI QUARRY, FL	1	0	0
MORRISTOWN QUARRY, TN	1	0	0
MSD MACH & SERV, TN	2	0	0
NEW BRISTOL QUARRY, TN	1	0	0
NOTASULGA QUARRY, AL	1	0	0
PACOLET, SC	1	0	0
PARSONS QUARRY, TN	1	0	0
PINEVILLE QUARRY, NC	1	0	0
POCOMOKE CITY SAND & GRAVEL, MD	2	0	0
POLK SAND PLANT, FL	1	0	0
PRIDE QUARRY, AL	1	0	0
PUDDLEDOCK, VA	1	0	0

Table continued from prior page	Number of Legal Actions		
Name of Operation	**Contest Penalty**	**Contest Citations**	**Complaint of Discharge, Discrimination**
RACINE, WI	1	0	0
READYVILLE, TN	1	0	0
RICHMOND QUARRY, VA	1	0	0
RIVERSIDE DR QUARRY, TN	1	0	0
ROYAL STONE QUARRY, VA	1	0	0
SANDERS QUARRY, VA	3	3	0
SAVANNAH QUARRY, TN	2	0	0
SKIPPERS QUARRY, VA	1	0	0
SMITH GROVE QUARRY, NC	1	0	0
SOUTH RUSSELLVILLE, AL	1	0	0
SPRUCE PINE QUARRY, NC	2	0	0
STAFFORD QUARRY. VA	1	0	0
SWEET WATER QUARRY, TN	1	0	0
TAMPA CEMENT GRINDING PLANT, FL	5	0	0
TAMPA YARD, FL	1	0	0
TRINITY, AL	1	0	0
TSB CEMENT PLANT, FL	4	0	0
WITHERSPOON SAND PLANT, FL	2	0	0

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

SUPPLEMENTAL INFORMATION (UNAUDITED) — NOT FILED IN THE FORM 10-K INDEX

11-YEAR SCHEDULES

OTHER INFORMATION

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

ENTERPRISE FINANCIAL DATA

in millions	**2012**	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Average Capital Employed [1]											
Continuing operations	**$7,662.4**	$7,845.9	$8,070.5	$8,385.2	$8,527.7	$4,115.0	$2,979.5	$2,613.2	$2,447.0	$2,551.0	$2,547.9
Cash items	**208.8**	112.7	82.7	52.5	104.2	52.7	123.5	491.1	358.5	270.3	101.3
Subtotal	**7,871.2**	7,958.6	8,153.2	8,437.7	8,631.9	4,167.7	3,103.0	3,104.3	2,805.5	2,821.3	2,649.2
Discontinued operations	**(8.3)**	6.9	2.2	4.6	1.3	1.4	11.1	211.7	479.9	499.6	488.0
Total	**$7,862.9**	$7,965.5	$8,155.4	$8,442.3	$8,633.2	$4,169.1	$3,114.1	$3,316.0	$3,285.4	$3,320.9	$3,137.2
Capital Expenditures [2]											
Continuing operations	**$95.8**	$97.9	$79.4	$106.5	$354.2	$480.5	$458.9	$229.4	$197.1	$164.9	$206.7
Discontinued operations	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	4.9	16.0	35.2	42.9
Total	**$95.8**	$97.9	$79.4	$106.5	$354.2	$480.5	$458.9	$234.3	$213.1	$200.1	$249.6
Property, Plant & Equipment from Acquisitions											
Continuing operations	**$0.0**	$56.6	$51.2	$14.2	$85.4	$1,648.3	$20.5	$94.0	$34.6	$3.5	$43.4
Discontinued operations	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	**$0.0**	$56.6	$51.2	$14.2	$85.4	$1,648.3	$20.5	$94.0	$34.6	$3.5	$43.4
Increase (Decrease) in Working Capital											
Continuing operations	**($12.6)**	$2.4	($20.8)	($102.4)	($153.4)	($341.3)	($25.5)	$76.1	($19.2)	($27.0)	$25.7
Cash, debt and other financing working capital	**104.3**	263.0	351.0	756.7	755.2	(1,282.3)	(314.8)	(411.4)	517.5	46.4	52.6
Subtotal	**91.7**	265.4	330.2	654.3	601.8	(1,623.6)	(340.3)	(335.3)	498.3	19.4	78.3
Discontinued operations	**0.0**	0.0	0.0	0.0	0.0	0.0	(9.8)	(69.0)	(7.4)	(4.1)	28.2
Total	**$91.7**	$265.4	$330.2	$654.3	$601.8	($1,623.6)	($350.1)	($404.3)	$490.9	$15.3	$106.5
Capital Expenditures from Continuing Operations [3]											
Replacement	**$45.7**	$34.6	$27.4	$18.3	$102.1	$207.6	$212.2	$120.5	$87.9	$71.3	$136.7
Environmental control	**4.4**	7.8	9.1	13.0	22.0	20.1	13.8	13.5	11.1	8.8	10.9
Profit-adding	**45.7**	55.5	42.9	75.2	230.1	252.8	232.9	95.4	98.1	84.8	59.1
Total	**$95.8**	$97.9	$79.4	$106.5	$354.2	$480.5	$458.9	$229.4	$197.1	$164.9	$206.7
Depreciation, Depletion, Accretion and Amortization from Continuing Operations	**$332.0**	$361.7	$382.1	$394.6	$389.1	$271.5	$226.4	$222.4	$211.3	$216.1	$205.2
Gain on Sale of Property, Plant & Equipment and Businesses											
Continuing operations	**$68.5**	$47.8	$59.3	$27.1	$94.2	$58.7	$5.6	$8.3	$23.8	$27.8	$9.1
Discontinued operations	**10.2**	11.0	8.8	0.8	0.0	0.0	0.0	1.1	0.2	5.8	(0.6)
Total	**$78.7**	$58.8	$68.1	$27.9	$94.2	$58.7	$5.6	$9.4	$24.0	$33.6	$8.5
Cash Proceeds from Sale of Property, Plant & Equipment, Businesses and Volumetric Production Payment [4]											
Continuing operations	**$164.3**	$76.1	$55.8	$22.3	$241.3	$89.5	$7.8	$5.9	$48.4	$24.7	$25.9
Discontinued operations	**11.3**	12.3	8.8	11.5	10.0	30.0	142.0	214.0	0.0	57.0	0.0
Total	**$175.6**	$88.4	$64.6	$33.8	$251.3	$119.5	$149.8	$219.9	$48.4	$81.7	$25.9

[1] *Capital employed is the sum of interest-bearing debt, other noncurrent liabilities and equity. Average capital employed is a 12-month average.*

[2] *Capital expenditures include capitalized replacements of and additions to property, plant & equipment, including capitalized leases, renewals and betterments. Capital expenditures exclude property, plant & equipment obtained by business acquisitions.*

[3] *We classify our capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity-improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc.*
Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities that are expensed currently, including industrial health programs. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.

[4] *Cash proceeds for 2012 include a $73.6 million Volumetric Production Payment as described in Note 19.*

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONTINUING OPERATIONS—SUPPLEMENTARY DATA

in millions, except per unit data	*2012*	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Sales Units											
Aggregates											
Customer sales — tons	130.5	132.4	136.2	139.3	188.4	219.4	242.5	246.3	230.1	220.0	204.1
JV and internal sales — tons [1]	10.5	10.6	11.4	11.6	15.9	11.6	12.9	13.2	13.0	12.8	13.2
Total aggregates — tons	141.0	143.0	147.6	150.9	204.3	231.0	255.4	259.5	243.1	232.8	217.3
Other Construction Materials											
Ready-mixed concrete — cubic yards	4.2	3.9	4.1	4.3	6.4	2.5	2.9	3.2	3.3	3.2	2.7
Asphalt Mix — tons	6.7	7.2	7.2	7.4	9.5	10.5	11.6	11.7	10.2	10.4	10.9
Cement											
Customer sales — tons	0.4	0.4	0.3	0.3	0.6	0.1	0.0	0.0	0.0	0.0	0.0
JV and internal sales — tons [1]	0.5	0.4	0.5	0.3	0.4	0.1	0.0	0.0	0.0	0.0	0.0
Total cement — tons	0.9	0.8	0.8	0.6	1.0	0.2	0.0	0.0	0.0	0.0	0.0
Total Revenues											
Aggregates	$1,729.4	$1,734.0	$1,766.9	$1,838.6	$2,406.8	$2,448.2	$2,405.5	$2,107.7	$1,813.6	$1,697.9	$1,609.0
Concrete	$406.4	374.7	383.2	439.4	667.8	251.4	260.7	252.1	225.0	207.9	181.8
Asphalt Mix	378.1	399.0	369.9	393.7	533.4	514.5	500.2	371.4	272.6	273.0	285.4
Cement	84.6	71.9	80.2	72.5	106.5	14.1	0.0	0.0	0.0	0.0	0.0
Intersegment Sales	(187.3)	(172.7)	(194.3)	(200.5)	(261.4)	(138.1)	(125.3)	(116.2)	(98.0)	(91.9)	(95.6)
Total Net Sales	2,411.2	2,406.9	2,405.9	2,543.7	3,453.1	3,090.1	3,041.1	2,615.0	2,213.2	2,086.9	1,980.6
Delivery Revenues	156.1	157.7	153.0	146.8	198.3	237.7	301.4	280.3	241.1	222.7	195.3
Total Revenues	$2,567.3	$2,564.6	$2,558.9	$2,690.5	$3,651.4	$3,327.8	$3,342.5	$2,895.3	$2,454.3	$2,309.6	$2,175.9
Average Unit Sales Price											
Aggregates (freight-adjusted) [2]	$10.44	$10.25	$10.13	$10.30	$9.98	$9.35	$8.29	$7.23	$6.70	$6.54	$6.55
Ready-mixed concrete	$92.19	$92.16	$86.95	$96.53	$97.75	$95.56	$90.14	$77.80	$68.10	$65.59	$66.31
Asphalt Mix	$55.33	$54.71	$50.58	$52.66	$55.16	$48.47	$43.12	$31.76	$27.03	$26.83	$26.69
Cement	$77.77	$73.66	$79.27	$95.70	$96.75	$93.85	N/A	N/A	N/A	N/A	N/A
Aggregates Sales Volume by End Use (estimated)											
Highways	30%	31%	30%	27%	25%	25%	23%	23%	23%	25%	31%
Other nonbuilding infrastructure	19%	19%	20%	15%	13%	11%	10%	10%	10%	9%	10%
Residential construction	17%	16%	15%	16%	17%	19%	25%	26%	26%	26%	21%
Nonresidential construction	29%	28%	29%	37%	42%	42%	39%	38%	38%	36%	34%
Nonconstruction	5%	6%	6%	5%	3%	3%	3%	3%	3%	4%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Using public funds	54%	55%	55%	50%	45%	47%	44%	44%	44%	45%	52%
Using private funds	46%	45%	45%	50%	55%	53%	56%	56%	56%	55%	48%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

[1] *Represents tons shipped primarily to our other operations (i.e., asphalt mix and concrete). Revenue from internal shipments is not included in net sales or total revenues as presented in the accompanying Consolidated Statements of Earnings.*

[2] *Freight-adjusted sales price is calculated as total sales dollars (internal and external) less freight to remote distribution sites divided by total sales units (internal and external).*

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF EARNINGS AND SUPPLEMENTARY DATA

in millions, except per share data	***2012***	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Net sales	**$2,411.2**	$2,406.9	$2,405.9	$2,543.7	$3,453.1	$3,090.1	$3,041.1	$2,615.0	$2,213.2	$2,086.9	$1,980.6
Delivery revenues	**156.1**	157.7	153.0	146.8	198.3	237.7	301.4	280.3	241.1	222.7	195.3
Total revenues	**2,567.3**	2,564.6	2,558.9	2,690.5	3,651.4	3,327.8	3,342.5	2,895.3	2,454.3	2,309.6	2,175.9
Cost of goods sold	**2,077.2**	2,123.0	2,105.2	2,097.7	2,703.4	2,139.2	2,109.2	1,906.2	1,628.8	1,531.2	1,442.3
Delivery costs	**156.1**	157.7	153.0	146.8	198.3	237.7	301.4	280.3	241.2	222.7	195.3
Cost of revenues	**2,233.3**	2,280.7	2,258.2	2,244.5	2,901.7	2,376.9	2,410.6	2,186.5	1,870.0	1,753.9	1,637.6
Gross profit	**334.0**	283.9	300.7	446.0	749.7	950.9	931.9	708.8	584.3	555.7	538.3
Selling, administrative and general expenses	**259.1**	290.0	327.5	321.6	342.6	289.6	264.3	232.4	196.2	178.8	162.7
Other operating income (expense), net	**9.9**	69.6	12.3	24.1	(158.0)	53.1	27.5	0.4	15.6	1.4	0.0
Operating earnings	**84.8**	63.5	(14.5)	148.5	249.1	714.4	695.1	476.8	403.7	378.3	375.6
Other income (expense), net	**6.7**	0.0	3.0	5.3	(4.4)	(5.3)	28.5	24.4	8.3	6.4	4.8
Interest income	**1.1**	3.4	0.9	2.3	3.1	6.6	6.2	16.6	5.7	3.6	2.5
Interest expense	**213.0**	220.6	181.6	175.3	172.8	48.2	26.3	37.1	40.3	53.2	53.7
Earnings (loss) from continuing operations before income taxes	**(120.4)**	(153.7)	(192.2)	(19.2)	75.0	667.5	703.5	480.7	377.4	335.1	329.2
Provision (benefit) for income taxes	**(66.5)**	(78.4)	(89.7)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6	96.0
Earnings (loss) from continuing operations before cumulative effect of accounting changes	**(53.9)**	(75.3)	(102.5)	18.6	3.3	463.1	480.2	344.1	262.5	237.5	233.2
Earnings (loss) on discontinued operations, net of tax	**1.3**	4.5	6.0	11.7	(2.4)	(12.2)	(10.0)	44.9	26.2	(23.7)	(42.8)
Cumulative effect of accounting changes	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(18.8)	(20.5)
Net earnings (loss)	**($52.6)**	($70.8)	($96.5)	$30.3	$0.9	$450.9	$470.2	$389.0	$288.7	$195.0	$169.9
Diluted earnings (loss) per share											
Continuing operations	**($0.42)**	($0.58)	($0.80)	$0.16	$0.03	$4.66	$4.81	$3.31	$2.53	$2.31	$2.28
Discontinued operations	**0.01**	0.03	0.05	0.09	(0.02)	(0.12)	(0.10)	0.43	0.25	(0.23)	(0.42)
Cumulative effect of accounting changes	**0.00**	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	(0.18)	(0.20)
Diluted net earnings (loss) per share	**($0.41)**	($0.55)	($0.75)	$0.25	$0.01	$4.54	$4.71	$3.74	$2.78	$1.90	$1.66
Gross profit as a percentage of net sales	**13.9%**	11.8%	12.5%	17.5%	21.7%	30.8%	30.6%	27.1%	26.4%	26.6%	27.0%
Net earnings											
As a percentage of net sales	**-2.2%**	-2.9%	-4.0%	1.2%	0.0%	14.6%	15.5%	14.9%	13.0%	9.3%	8.6%
As a percentage of average equity	**-1.4%**	-1.8%	-2.4%	0.8%	0.0%	18.4%	23.0%	18.6%	15.3%	11.4%	10.4%
Effective tax rate	**55.2%**	51.0%	46.6%	197.0%	95.5%	30.6%	31.7%	28.4%	30.4%	29.1%	29.1%
Supplementary Statements of Earnings Data, Excluding Discontinued Operations											
Energy	**$240.0**	$242.6	$217.9	$190.1	$333.7	$234.8	$226.7	$199.8	$148.6	$131.1	$124.8
Taxes other than income											
Payroll	**38.8**	39.0	38.8	38.1	45.6	41.2	38.2	35.3	32.1	30.6	30.7
Property, franchise, etc.	**53.1**	55.4	56.7	55.6	58.3	47.5	38.9	38.1	36.2	36.0	31.2
Rentals	**78.6**	75.0	72.4	78.7	92.4	82.1	81.7	67.6	49.7	45.4	50.9
Royalties	**46.0**	45.7	43.1	43.5	50.7	48.1	45.6	45.4	39.4	36.2	34.9
Research and development	**0.0**	1.1	1.6	1.5	1.5	1.6	1.7	1.6	1.3	1.4	1.2
Advertising	**0.4**	0.7	0.8	0.8	1.0	1.1	1.2	1.1	1.1	1.0	1.0

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS AND OTHER FINANCIAL DATA

dollars in millions *as of December 31*	***2012***	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Assets											
Cash and cash equivalents	**$275.5**	$155.8	$47.5	$22.3	$10.2	$34.9	$55.2	$275.1	$271.5	$147.8	$127.0
Restricted cash	**0.0**	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Medium-term investments	**0.0**	0.0	0.0	4.1	36.7	0.0	0.0	175.1	179.2	273.9	43.7
Accounts and notes receivable	**297.0**	314.9	317.8	268.0	357.0	421.9	391.5	476.4	281.6	360.0	332.1
Inventories	**335.0**	327.7	319.8	325.0	364.3	356.3	243.5	197.8	177.2	219.4	239.6
Deferred income taxes	**40.7**	43.0	54.7	56.9	63.2	35.3	25.6	23.0	34.4	34.4	37.7
Prepaid expenses	**21.7**	21.6	20.3	43.1	55.2	40.1	15.4	17.2	15.9	14.7	9.5
Assets held for sale	**15.1**	0.0	13.2	15.1	0.0	259.8	0.0	0.0	458.2	0.0	0.0
Total current assets	**985.0**	863.1	773.8	734.5	886.6	1,148.3	731.2	1,164.6	1,418.0	1,050.2	789.6
Investments and long-term receivables	**42.1**	29.0	37.4	33.3	28.0	25.4	6.7	6.9	7.2	21.1	16.0
Property, plant & equipment, net	**3,159.2**	3,418.2	3,632.9	3,874.7	4,155.8	3,620.1	1,869.1	1,604.0	1,536.4	1,892.6	1,976.1
Goodwill	**3,086.7**	3,086.7	3,097.0	3,096.3	3,085.5	3,789.1	620.2	617.1	600.2	579.8	575.8
Other assets	**853.6**	832.3	798.4	787.7	753.4	344.5	200.6	197.8	105.7	93.2	90.7
Total	**$8,126.6**	$8,229.3	$8,339.5	$8,526.5	$8,909.3	$8,927.4	$3,427.8	$3,590.4	$3,667.5	$3,636.9	$3,448.2
Liabilities and Equity											
Current maturities	**$150.6**	$134.8	$5.2	$385.4	$311.7	$35.2	$0.6	$272.0	$3.2	$249.7	$41.6
Short-term borrowings	**0.0**	0.0	285.5	236.5	1,082.5	2,091.5	198.9	0.0	0.0	29.0	37.3
Other current liabilities	**285.0**	271.5	291.5	251.1	285.5	395.2	288.0	298.7	228.1	264.3	218.8
Liabilities of assets held for sale	**0.8**	0.0	0.1	0.4	0.0	6.3	0.0	0.0	188.4	0.0	0.0
Long-term debt	**2,526.4**	2,680.7	2,427.5	2,116.1	2,153.6	1,529.8	322.1	323.4	604.5	607.7	857.8
All other noncurrent liabilities	**1,402.7**	1,350.7	1,373.9	1,508.9	1,546.2	1,098.6	581.3	562.7	622.5	683.4	595.7
Equity	**3,761.1**	3,791.6	3,955.8	4,028.1	3,529.8	3,770.8	2,036.9	2,133.6	2,020.8	1,802.8	1,697.0
Total	**$8,126.6**	$8,229.3	$8,339.5	$8,526.5	$8,909.3	$8,927.4	$3,427.8	$3,590.4	$3,667.5	$3,636.9	$3,448.2
Other Financial Data											
Average Capital Employed											
Current maturities	**$203.4**	$15.6	$315.7	$150.5	$250.9	$3.8	$49.9	$224.7	$65.9	$220.9	$10.9
Short-term borrowings	**0.0**	137.9	171.3	508.1	1,544.1	602.6	118.1	12.1	25.3	32.9	39.6
Long-term debt	**2,587.5**	2,637.9	2,259.5	2,455.1	1,863.2	423.4	322.6	375.8	607.3	672.7	893.7
All other noncurrent liabilities	**1,315.5**	1,303.5	1,417.1	1,531.0	1,144.2	664.8	577.8	611.8	701.7	678.9	559.7
Equity	**3,756.5**	3,870.6	3,991.8	3,797.6	3,830.8	2,474.5	2,045.7	2,091.6	1,885.2	1,715.5	1,633.3
Total	**$7,862.9**	$7,965.5	$8,155.4	$8,442.3	$8,633.2	$4,169.1	$3,114.1	$3,316.0	$3,285.4	$3,320.9	$3,137.2
Capital Expenditures											
Cash purchases of property, plant & equipment	**$93.4**	$98.9	$86.3	$109.7	$353.2	$483.3	$435.2	$215.6	$203.8	$193.9	$248.8
Accruals and other items for property, plant & equipment	**2.4**	(1.0)	(6.9)	(3.2)	0.6	(2.8)	23.5	18.4	9.3	6.2	0.8
Debt issued for property, plant & equipment	**0.0**	0.0	0.0	0.0	0.4	0.0	0.2	0.3	0.0	0.0	0.0
Total	**$95.8**	$97.9	$79.4	$106.5	$354.2	$480.5	$458.9	$234.3	$213.1	$200.1	$249.6
Acquisitions											
Cash paid	**$0.0**	$10.5	$70.5	$37.0	$84.1	$3,297.9	$20.5	$94.0	$34.6	$3.5	$43.4
Cash acquired	**0.0**	0.0	0.0	0.0	0.0	2.9	0.0	0.0	0.0	0.0	0.0
Stock issued	**(0.1)**	18.6	0.0	0.0	25.0	1,436.5	0.0	0.0	0.0	0.0	0.0
Debt issued	**0.0**	0.0	0.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Fair value - net assets swap	**0.0**	26.0	0.0	0.0	43.0	0.0	0.0	0.0	0.0	0.0	0.0
Total	**($0.1)**	$55.1	$70.5	$39.0	$152.1	$4,737.3	$20.5	$94.0	$34.6	$3.5	$43.4
Working capital	**$548.6**	$456.8	$191.4	($138.8)	($793.2)	($1,380.0)	$243.7	$593.8	$998.2	$507.3	$492.0
Ratio of earnings to fixed charges [1]	**0.5**	0.4	0.1	0.9	1.3	9.2	12.9	8.7	7.3	5.7	5.4
Total debt as a percentage of total capital [2]	**41.6%**	42.6%	40.7%	40.5%	50.1%	49.2%	20.4%	21.8%	23.1%	33.0%	35.6%
Average number of employees	**6,993**	7,555	7,997	8,580	9,917	8,245	7,983	8,051	8,410	8,838	9,487

[1] *Ratio of earnings to fixed charges is the sum of earnings from continuing operations before income taxes, minority interest in earnings of a consolidated subsidiary, amortization of capitalized interest and fixed charges net of interest capitalization credits, divided by fixed charges. Fixed charges are the sum of interest expense before capitalization credits, amortization of financing costs and one-third of rental expense.*

[2] *Total debt as a percentage of total capital is the sum of short-term borrowings, current maturities and long-term debt, divided by total capital. Total capital is the sum of total debt and equity.*

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions	*2012*	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Operating Activities											
Net earnings (loss)	**($52.6)**	($70.8)	($96.5)	$30.3	$0.9	$450.9	$470.2	$389.0	$288.7	$195.0	$169.9
Adjustments to reconcile net earnings to net cash provided by operating activities											
Depreciation, depletion, accretion and amortization	**332.0**	361.7	382.1	394.6	389.1	271.5	226.4	222.9	246.4	277.1	267.7
Cumulative effect of accounting changes	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8	20.5
(Increase) decrease in assets before initial effects of business acquisitions and dispositions	**(20.8)**	4.4	(78.2)	95.7	16.7	25.2	(76.0)	(116.0)	17.5	(30.8)	21.0
Increase (decrease) in liabilities before initial effects of business acquisitions and dispositions	**41.2**	(16.3)	98.2	(5.4)	(101.9)	4.4	(22.6)	4.8	85.6	77.8	(28.1)
Other, net	**(61.3)**	(110.0)	(102.9)	(62.2)	130.4	(43.9)	(18.7)	(27.5)	(57.6)	(18.9)	7.0
Net cash provided by operating activities	**238.5**	169.0	202.7	453.0	435.2	708.1	579.3	473.2	580.6	519.0	458.0
Investing Activities											
Purchases of property, plant & equipment	**(93.4)**	(98.9)	(86.3)	(109.7)	(353.2)	(483.3)	(435.2)	(215.6)	(203.8)	(193.9)	(248.8)
Proceeds from sale of property, plant & equipment	**80.8**	13.7	13.6	17.7	25.5	88.9	7.9	10.6	48.4	38.0	25.9
Proceeds from sale of contractual rights, net of cash transaction fees	**0.0**	0.0	0.0	0.0	0.0	0.0	24.8	0.0	0.0	0.0	0.0
Proceeds from sale of business	**21.2**	74.7	51.0	16.1	225.8	30.6	141.9	209.3	0.0	43.7	0.0
Payment for partner's interest in consolidated joint venture	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	(65.2)	0.0	0.0	0.0
Payment for business acquisitions	**0.0**	(10.5)	(70.5)	(37.0)	(84.1)	(3,297.9)	(20.5)	(94.0)	(34.6)	(3.5)	(43.4)
(Increase) decrease in medium-term investments	**0.0**	0.0	3.6	33.3	(36.7)	0.0	175.1	4.1	94.7	(230.2)	(33.7)
(Increase) decrease in investments and long-term receivables	**0.0**	0.0	0.0	0.0	(1.2)	5.0	0.3	0.6	0.8	(5.3)	(2.6)
Withdrawal of earnings from nonconsolidated companies	**0.0**	0.0	0.0	0.0	1.7	0.0	0.0	0.0	0.0	0.0	0.0
Other, net	**1.8**	1.5	0.2	(0.4)	33.1	2.4	0.7	1.0	0.0	0.0	0.0
Net cash provided by (used for) investing activities	**10.4**	(19.5)	(88.4)	(80.0)	(189.1)	(3,654.3)	(105.0)	(149.2)	(94.5)	(351.2)	(302.6)
Financing Activities											
Net short-term borrowings (payments)	**0.0**	(285.5)	49.0	(848.0)	(1,009.0)	1,892.6	198.9	0.0	(29.0)	(8.3)	(6.6)
Payment of current maturities of long-term debt	**(134.8)**	(8.2)	(485.3)	(311.7)	(48.8)	(2.0)	(272.5)	(3.4)	(249.8)	(41.6)	(17.3)
Payment of long-term debt	**0.0**	(734.9)	(33.9)	(50.0)	0.0	0.0	0.0	(8.3)	(0.2)	(0.2)	(7.4)
Proceeds from issuance of long-term debt	**0.0**	1,100.0	450.0	397.7	949.1	1,223.6	0.0	0.0	0.0	0.0	0.0
Purchases of common stock	**0.0**	0.0	0.0	0.0	0.0	(4.8)	(522.8)	(228.5)	0.0	0.0	0.0
Proceeds from issuance of common stock	**0.0**	4.9	41.7	606.5	55.1	0.0	0.0	0.0	0.0	0.0	0.0
Dividends paid	**(5.2)**	(98.2)	(127.8)	(171.5)	(214.8)	(181.3)	(144.1)	(118.2)	(106.3)	(99.6)	(95.4)
Proceeds from exercise of stock options	**10.5**	3.6	20.5	17.3	24.6	35.1	28.9	37.9	21.5	5.1	4.4
Excess tax benefits from share-based compensation	**0.3**	0.1	0.8	2.1	11.2	29.2	17.4	0.0	0.0	0.0	0.0
Other, net	**0.0**	(23.0)	(4.1)	(3.3)	(38.2)	(66.5)	0.0	0.1	1.4	(2.4)	3.1
Net cash provided by (used for) financing activities	**(129.2)**	(41.2)	(89.1)	(360.9)	(270.8)	2,925.9	(694.2)	(320.4)	(362.4)	(147.0)	(119.2)
Net increase (decrease) in cash and cash equivalents	**119.7**	108.3	25.2	12.1	(24.7)	(20.3)	(219.9)	3.6	123.7	20.8	36.2
Cash and cash equivalents at beginning of year	**155.8**	47.5	22.3	10.2	34.9	55.2	275.1	271.5	147.8	127.0	90.8
Cash and cash equivalents at end of year	**$275.5**	$155.8	$47.5	$22.3	$10.2	$34.9	$55.2	$275.1	$271.5	$147.8	$127.0

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

AVERAGE ANNUAL COMPOUND GROWTH RATES [1]

	Ten-Year Growth 2002 – 2012	*Five-Year Growth 2007 – 2012*
Aggregates Sales		
Units	-6.3%	-10.0%
Dollars	-0.1%	-7.8%
Operating Data		
Net sales	1.7%	-6.6%
Operating earnings	N/A	N/A
Earnings from continuing operations before cumulative effect of accounting changes	N/A	N/A
Net earnings	N/A	N/A
Share Data		
Per common share		
Diluted earnings from continuing operations before cumulative effect of accounting changes	N/A	N/A
Basic net earnings	N/A	N/A
Diluted net earnings	N/A	N/A
Dividends declared	-13.7%	-47.2%
Equity at year end	7.3%	-4.8%
Financial Position		
Property, plant & equipment — gross, at year end	7.9%	2.1%
Property, plant & equipment — net, at year end	9.4%	-3.7%
Average capital employed [2]		
Continuing operations	16.6%	8.3%
Average equity [3]	11.0%	6.4%
Other Data		
Depreciation, depletion, accretion and amortization from continuing operations	7.5%	2.1%
Net cash provided by operating activities	-9.7%	-22.9%
Capital expenditures [4]	-10.7%	-22.7%
Selected National Price Indices		
Consumer price index for all urban consumers	2.5%	1.9%
Gross domestic product implicit price deflator	2.3%	1.6%
Producer price index for industrial commodities	4.3%	2.7%

[1] *The compound growth rates shown on this page and elsewhere herein were computed by linear regression analysis of the logarithms of the annual data values.*

[2] *Capital employed is the sum of interest-bearing debt, other noncurrent liabilities and equity. Average capital employed is a 12-month average.*

[3] *Equity is the sum of common stock (less the cost of common stock in treasury), capital in excess of par value, retained earnings and accumulated other comprehensive income (loss), as reported in the balance sheet. Average equity is a 12-month average.*

[4] *Capital expenditures include capitalized replacements of and additions to property, plant & equipment, including capitalized leases, renewals and betterments. Capital expenditures exclude property, plant & equipment obtained by business acquisitions. We classify our capital expenditures into three categories based on the predominant purpose of the project expenditures. Thus, a project is classified entirely as a replacement if that is the principal reason for making the expenditure even though the project may involve some cost-saving and/or capacity-improvement aspects. Likewise, a profit-adding project is classified entirely as such if the principal reason for making the expenditure is to add operating facilities at new locations (which occasionally replace facilities at old locations), to expand the capacity of existing facilities, to reduce costs, to increase mineral reserves, to improve products, etc. Capital expenditures classified as environmental control do not reflect those expenditures for environmental control activities that are expensed currently, including industrial health programs. Such expenditures are made on a continuing basis and at significant levels. Frequently, profit-adding and major replacement projects also include expenditures for environmental control purposes.*

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

NET SALES, TOTAL REVENUES, NET EARNINGS AND EARNINGS PER SHARE

in millions, except per share data	***2012***	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Net Sales											
First quarter	**$499.9**	$456.3	$464.5	$567.9	$771.8	$630.2	$642.3	$479.4	$431.9	$392.0	$400.6
Second quarter	**648.9**	657.5	692.8	681.4	966.0	807.8	807.8	705.3	584.7	556.6	546.0
Third quarter	**687.6**	714.9	699.8	738.7	958.8	844.9	848.3	749.4	649.3	616.3	566.7
Fourth quarter	**574.8**	578.2	548.8	555.7	756.5	807.2	742.7	680.9	547.3	522.0	467.3
Total	**$2,411.2**	$2,406.9	$2,405.9	$2,543.7	$3,453.1	$3,090.1	$3,041.1	$2,615.0	$2,213.2	$2,086.9	$1,980.6
Total Revenues											
First quarter	**$535.9**	$487.2	$493.3	$600.3	$817.3	$687.2	$708.7	$528.6	$474.4	$428.4	$439.3
Second quarter	**694.1**	702.0	736.2	721.9	1,021.6	878.8	888.2	782.1	647.9	615.8	598.7
Third quarter	**728.9**	760.8	743.2	778.2	1,013.3	904.9	929.3	830.0	723.4	685.5	623.5
Fourth quarter	**608.4**	614.6	586.2	590.1	799.2	856.9	816.3	754.6	608.6	579.9	514.4
Total	**$2,567.3**	$2,564.6	$2,558.9	$2,690.5	$3,651.4	$3,327.8	$3,342.5	$2,895.3	$2,454.3	$2,309.6	$2,175.9
Operating Earnings (Loss)											
First quarter	**($46.3)**	($61.2)	($36.8)	($1.3)	$66.8	$137.1	$99.0	$38.0	$40.3	$17.5	$42.3
Second quarter	**19.7**	23.5	1.2	65.7	238.5	217.2	218.1	153.5	118.2	117.5	129.4
Third quarter	**55.9**	106.7	50.4	82.7	128.3	214.3	206.4	164.9	146.3	143.0	128.7
Fourth quarter	**55.5**	(5.5)	(29.3)	1.4	(184.5)	145.8	171.6	120.4	98.9	100.3	75.2
Total	**$84.8**	$63.5	($14.5)	$148.5	$249.1	$714.4	$695.1	$476.8	$403.7	$378.3	$375.6
Earnings (Loss) from Continuing Operations Before Cumulative Effect of Accounting Changes											
First quarter	**($57.1)**	($64.6)	($44.5)	($32.3)	$14.5	$89.3	$71.9	$21.6	$21.1	$3.9	$21.0
Second quarter	**(17.0)**	(7.1)	(22.5)	15.6	141.2	143.7	152.3	102.0	83.7	73.1	80.5
Third quarter	**15.6**	22.4	10.6	47.9	59.8	143.9	140.9	128.3	92.2	97.3	86.0
Fourth quarter	**4.6**	(26.0)	(46.1)	(12.6)	(212.1)	86.2	115.1	92.2	65.5	63.2	45.7
Total	**($53.9)**	($75.3)	($102.5)	$18.6	$3.4	$463.1	$480.2	$344.1	$262.5	$237.5	$233.2
Basic Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes											
First quarter	**($0.44)**	($0.50)	($0.35)	($0.29)	$0.13	$0.94	$0.72	$0.21	$0.21	$0.04	$0.21
Second quarter	**(0.13)**	(0.05)	(0.18)	0.14	1.28	1.50	1.53	1.00	0.82	0.72	0.79
Third quarter	**0.12**	0.17	0.08	0.38	0.54	1.50	1.47	1.25	0.90	0.95	0.84
Fourth quarter	**0.03**	(0.20)	(0.36)	(0.10)	(1.92)	0.85	1.21	0.91	0.64	0.62	0.45
Full Year	**($0.42)**	($0.58)	($0.80)	$0.16	$0.03	$4.77	$4.92	$3.37	$2.56	$2.33	$2.29
Diluted Earnings (Loss) Per Share from Continuing Operations Before Cumulative Effect of Accounting Changes											
First quarter	**($0.44)**	($0.50)	($0.35)	($0.29)	$0.13	$0.91	$0.70	$0.21	$0.20	$0.04	$0.20
Second quarter	**(0.13)**	(0.05)	(0.18)	0.14	1.27	1.46	1.50	0.98	0.81	0.71	0.79
Third quarter	**0.12**	0.17	0.08	0.38	0.54	1.47	1.44	1.23	0.89	0.95	0.84
Fourth quarter	**0.03**	(0.20)	(0.36)	(0.10)	(1.92)	0.83	1.19	0.89	0.63	0.61	0.45
Full Year	**($0.42)**	($0.58)	($0.80)	$0.16	$0.03	$4.66	$4.81	$3.31	$2.53	$2.31	$2.28
Net Earnings (Loss)											
First quarter	**($52.1)**	($54.7)	($38.7)	($32.8)	$13.9	$88.9	$70.1	$54.5	$15.4	($17.5)	($8.9)
Second quarter	**(18.3)**	(8.1)	(24.0)	22.2	140.8	142.0	150.6	121.6	87.9	56.0	65.4
Third quarter	**14.3**	20.0	13.2	54.2	59.1	135.4	135.7	122.2	99.1	99.1	76.8
Fourth quarter	**3.5**	(28.0)	(47.0)	(13.3)	(212.9)	84.6	113.8	90.7	86.3	57.4	36.6
Total	**($52.6)**	($70.8)	($96.5)	$30.3	$0.9	$450.9	$470.2	$389.0	$288.7	$195.0	$169.9
Basic Net Earnings (Loss) Per Share											
First quarter	**($0.40)**	($0.42)	($0.31)	($0.30)	$0.13	$0.93	$0.70	$0.53	$0.15	($0.17)	($0.09)
Second quarter	**(0.14)**	(0.06)	(0.19)	0.20	1.28	1.49	1.51	1.19	0.86	0.55	0.64
Third quarter	**0.11**	0.15	0.10	0.43	0.54	1.41	1.42	1.19	0.97	0.97	0.75
Fourth quarter	**0.03**	(0.22)	(0.37)	(0.11)	(1.93)	0.83	1.20	0.90	0.84	0.56	0.36
Full year	**($0.41)**	($0.55)	($0.75)	$0.25	$0.01	$4.65	$4.82	$3.81	$2.82	$1.91	$1.67
Diluted Net Earnings (Loss) Per Share											
First quarter	**($0.40)**	($0.42)	($0.31)	($0.30)	$0.13	$0.91	$0.68	$0.52	$0.15	($0.17)	($0.09)
Second quarter	**(0.14)**	(0.06)	(0.19)	0.20	1.27	1.45	1.48	1.17	0.85	0.55	0.64
Third quarter	**0.11**	0.15	0.10	0.43	0.53	1.38	1.39	1.17	0.96	0.96	0.75
Fourth quarter	**0.03**	(0.22)	(0.37)	(0.11)	(1.93)	0.82	1.17	0.88	0.83	0.56	0.36
Full year	**($0.41)**	($0.55)	($0.75)	$0.25	$0.01	$4.54	$4.71	$3.74	$2.78	$1.90	$1.66

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

COMMON STOCK PRICES, DIVIDENDS AND RELATED DATA

		2012	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Common Stock Prices												
First quarter	High	**$48.09**	$47.18	$54.36	$71.26	$79.75	$125.79	$89.16	$59.67	$50.53	$38.75	$48.92
	Low	**38.78**	39.77	41.80	34.30	60.20	87.27	66.98	52.36	45.65	28.75	44.95
	Close	**42.73**	45.60	47.24	44.29	65.98	116.48	86.65	56.83	47.44	30.23	47.54
Second quarter	High	**43.91**	46.80	59.90	53.94	84.73	128.62	93.85	65.99	48.78	39.95	49.95
	Low	**32.31**	36.51	43.60	39.65	59.26	111.46	70.44	52.36	41.94	29.90	42.46
	Close	**39.71**	38.53	43.83	43.10	59.78	114.54	78.00	64.99	47.55	37.07	43.80
Third quarter	High	**49.99**	39.99	48.04	62.00	100.25	116.52	80.18	74.55	51.18	42.99	44.35
	Low	**35.69**	27.44	35.61	39.14	49.39	80.50	65.85	64.04	44.30	36.20	34.15
	Close	**47.30**	27.56	36.92	54.07	74.50	89.15	78.25	74.21	50.95	39.91	36.16
Fourth quarter	High	**53.85**	45.00	48.26	54.37	77.95	96.09	92.00	76.31	55.53	48.60	38.24
	Low	**44.19**	25.06	35.40	44.70	39.52	77.04	76.81	60.72	46.85	39.76	32.35
	Close	**52.05**	39.35	44.36	52.67	69.58	79.09	89.87	67.75	54.61	47.57	37.50
Year	High	**53.85**	47.18	59.90	71.26	100.25	128.62	93.85	76.31	55.53	48.60	49.95
	Low	**32.31**	25.06	35.40	34.30	39.52	77.04	65.85	52.36	41.94	28.75	32.35
	Close	**52.05**	39.35	44.36	52.67	69.58	79.09	89.87	67.75	54.61	47.57	37.50
Dividends Declared Per Share of Common Stock [1]												
First quarter		**$0.01**	$0.25	$0.25	$0.49	$0.49	$0.46	$0.37	$0.29	$0.26	$0.25	$0.24
Second quarter		**0.01**	0.25	0.25	0.49	0.49	0.46	0.37	0.29	0.26	0.25	0.24
Third quarter		**0.01**	0.25	0.25	0.25	0.49	0.46	0.37	0.29	0.26	0.25	0.24
Fourth quarter		**0.01**	0.01	0.25	0.25	0.49	0.46	0.37	0.29	0.26	0.25	0.24
Full Year		**$0.04**	$0.76	$1.00	$1.48	$1.96	$1.84	$1.48	$1.16	$1.04	$0.98	$0.94
Other Data												
Market value of debt (in millions)		**$2,917**	$2,931	$2,564	$2,686	$2,155	$1,583	$333	$611	$649	$925	$974
Market value of equity (in millions)		**$6,752**	$5,085	5,703	6,631	7,671	8,557	8,498	6,794	5,604	4,841	3,807
Total enterprise value (in millions)		**$9,669**	$8,016	$8,267	$9,317	$9,826	$10,140	$8,831	$7,405	$6,253	$5,766	$4,781
Price earnings ratio (year end)												
	High	**N/A**	N/A	N/A	285.0	N/A	28.4	20.0	20.4	20.1	25.6	30.1
	Low	**N/A**	N/A	N/A	137.2	N/A	17.0	14.1	14.0	15.1	15.1	19.5
	Close	**N/A**	N/A	N/A	210.7	N/A	17.4	19.2	18.1	19.7	25.1	22.6
Dividends paid as a percentage of diluted net earnings per share		**N/A**	N/A	N/A	N/A	N/A	40.6%	31.6%	31.0%	37.5%	51.6%	56.6%
Equity per common share		**$28.99**	$29.31	$30.96	$33.96	$32.24	$37.93	$20.87	$20.43	$19.43	$17.55	$16.55
Ratio of stock price to equity per common share at year end		**1.8**	1.3	1.4	1.6	2.2	2.1	4.3	3.3	2.8	2.7	2.3
Common shares outstanding at year end (in millions)		**129.7**	129.2	128.7	125.9	110.3	108.2	94.6	100.3	102.6	101.8	101.5
Weighted-average common shares outstanding (in millions)		**129.7**	129.4	128.1	118.9	109.8	97.0	97.6	102.2	102.4	101.8	101.7
Weighted-average common shares outstanding, assuming dilution (in millions)		**129.7**	129.4	128.1	119.4	111.0	99.4	99.8	104.1	103.7	102.7	102.5

[1] *Dividends paid in 2012 totaled $5,183,000 as compared with $98,172,000 paid in 2011. On February 8, 2013, our Board of Directors authorized a quarterly dividend of one cent per common share payable March 11, 2013.*

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

RECONCILIATION OF NON-GAAP MEASURES
EBIT, EBITDA AND CASH EARNINGS RECONCILIATIONS

in millions	***2012***	*2011*	*2010*	*2009*	*2008*	*2007*	*2006*	*2005*	*2004*	*2003*	*2002*
Reconciliation of Net Earnings to EBITDA and Cash Earnings											
Net earnings (loss)	**($52.6)**	($70.8)	($96.5)	$30.3	$0.9	$450.9	$470.2	$389.0	$288.7	$195.0	$169.9
Provision (benefit) for income taxes	**(66.5)**	(78.4)	(89.7)	(37.8)	71.7	204.4	223.3	136.6	114.9	97.6	96.0
Interest expense, net	**211.9**	217.2	180.7	173.0	169.7	41.6	20.1	20.5	34.6	49.6	51.2
(Earnings) loss on discontinued operations, net of tax	**(1.3)**	(4.5)	(6.0)	(11.7)	2.4	12.2	10.0	(44.9)	(26.2)	23.7	42.8
Cumulative effect of accounting changes	**0.0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8	20.5
EBIT	**91.5**	63.5	(11.5)	153.8	244.7	709.1	723.6	501.2	412.0	384.7	380.4
Plus											
Goodwill impairment	**0.0**	0.0	0.0	0.0	252.7	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation, depletion, accretion and amortization from continuing operations	**332.0**	361.7	382.1	394.6	389.1	271.5	226.4	222.4	211.3	216.1	205.2
EBITDA	**423.5**	425.2	370.6	548.4	886.5	980.6	950.0	723.6	623.3	600.8	585.6
Less											
Interest expense, net	**211.9**	217.2	180.7	173.0	169.7	41.6	20.1	20.5	34.6	49.6	51.2
Current taxes	**2.0**	14.3	(37.8)	6.1	92.4	199.9	221.1	132.3	107.2	76.9	54.8
Cash earnings	**$209.6**	$193.7	$227.7	$369.3	$624.4	$739.1	$708.8	$570.8	$481.5	$474.3	$479.6

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization. Cash earnings adjusts EBITDA for net interest and current taxes. Generally Accepted Accounting Principles (GAAP) does not define these metrics. Thus, cash earnings should not be considered as an alternative to net cash provided by operating activities or any other liquidity measure defined by GAAP, and EBITDA should not be considered as an alternative to earnings measures defined by GAAP.

We present these metrics for the convenience of investment professionals who use such metrics in their analyses and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions. The investment community often uses these metrics as indicators of a company's ability to incur and service debt. We use EBITDA, cash earnings and other such measures to assess the operating performance of our various business units and the consolidated company. We do not use these metrics as a measure to allocate resources.

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

BOARD OF DIRECTORS AND COMMITTEES

BOARD OF DIRECTORS

DONALD M. JAMES
Chairman and
Chief Executive Officer

PHILLIP W. FARMER
Former Chairman and
Chief Executive Officer
Harris Corporation

H. ALLEN FRANKLIN
Former Chairman, President
and Chief Executive Officer
Southern Company

ANN MCLAUGHLIN KOROLOGOS
Former U.S. Secretary of Labor
Former Chairman, Board of Trustees
The RAND Corporation

DOUGLAS J. MCGREGOR
Senior Advisor
Blue Point Capital Partners
Former President and
Chief Operating Officer
Burlington Industries

RICHARD T. O'BRIEN
Former President and Chief Executive
Officer (retires March 1, 2013)
Newmont Mining Corporation
Future President and Chief Executive
Officer (effective April 1, 2013)
Boart Longyear Limited

JAMES T. PROKOPANKO
President and Chief Executive Officer
The Mosaic Company

DONALD B. RICE
Former President and
Chief Executive Officer
Agensys, Inc.

LEE J. STYSLINGER III
Chairman and Chief
Executive Officer
Altec, Inc.

VINCENT J. TROSINO
Former President, Chief Operating Officer
and Vice Chairman of the Board
State Farm Mutual Automobile
Insurance Company

KATHLEEN WILSON-THOMPSON
Senior Vice President and Chief Human
Resources Officer
Walgreen Co.

CHAIRMAN EMERITUS
Herbert A. Sklenar

DIRECTORS EMERITI
Marion H. Antonini
Philip J. Carroll, Jr.
Livio D. DeSimone
John K. Greene
Richard H. Leet
John J. McKetta
James W. McSwiney
James V. Napier
Orin R. Smith

FOUNDING DIRECTOR
Glenn Ireland II

BOARD COMMITTEES

EXECUTIVE
H. Allen Franklin
Donald M. James*
Ann McLaughlin Korologos
Douglas J. McGregor
Richard T. O'Brien
Donald B. Rice

AUDIT
Phillip W. Farmer
Douglas J. McGregor
Richard T. O'Brien*
Vincent J. Trosino

COMPENSATION
H. Allen Franklin
James T. Prokopanko
Donald B. Rice*
Lee J. Styslinger III

FINANCE
Douglas J. McGregor*
Lee J. Styslinger III
Vincent J. Trosino
Kathleen Wilson-Thompson

GOVERNANCE
Phillip W. Farmer
Ann McLaughlin Korologos*
James T. Prokopanko
Donald B. Rice

SAFETY, HEALTH AND
ENVIRONMENTAL AFFAIRS
H. Allen Franklin*
Ann McLaughlin Korologos
Richard T. O'Brien
Kathleen Wilson-Thompson

* Chair

VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES

CORPORATE AND CONSTRUCTION MATERIALS OFFICERS

CORPORATE OFFICERS

DONALD M. JAMES
Chairman and
Chief Executive Officer
(1997/1992) Age 64

DANIEL F. SANSONE
Executive Vice President and
Chief Financial Officer
(2011/1988) Age 60

DANNY R. SHEPHERD
Executive Vice President and Chief
Operating Officer
(2012/2002) Age 61

J. WAYNE HOUSTON
Senior Vice President, Human Resources
(2004/1980) Age 63

MICHAEL R. MILLS
Senior Vice President and General
Counsel
(2012/1991) Age 52

C. WES BURTON, JR.
Vice President and Treasurer
(2011/2011) Age 47

DAVID A. DONALDSON
Vice President, Governmental and
Community Relations
(2011/1980) Age 59

NORMAN JETMUNDSEN, JR.
Vice President and Associate General
Counsel
(2011/2002) Age 59

EJAZ A. KHAN
Vice President, Controller and
Chief Information Officer
(2000/1979) Age 55

JERRY F. PERKINS JR.
Assistant General Counsel and Secretary
(2011/2002) Age 43

LINDSAY L. SINOR
Assistant General Counsel
(2011/1992) Age 52

CONSTRUCTION MATERIALS OFFICERS

STANLEY G. BASS
Senior Vice President, Central Region
and West Region
(2013/1996) Age 51

J. THOMAS HILL
Senior Vice President, South Region
(2012/1996) Age 53

JOHN R. MCPHERSON
Senior Vice President, East Region
(2012/2011) Age 44

D. GRAY KIMEL, JR.
Chairman, East Region
(2012/1972) Age 63

Harry P. Dorlon, Jr
Vice President, Transportation and
Logistics
(1970/2012) Age 64

RANDAL C. HALL
Vice President, Safety, Health and
Environment and Engineering Services
(2009/1993) Age 58

SIDNEY F. MAYS
Vice President, Marketing Support
Services
(2007/1986) Age 51

JEFFREY L. MCCORMICK
Vice President, Finance – Construction
Materials
(2012/1981) Age 57

LARRY W. MILLER
Vice President, Human Resources –
Construction Materials
(2012/2000) Age 56

MARK E. SMITH
Vice President, Operations
Support Services
(2011/1980) Age 56

ROBERT R. VOGEL
Vice President, Process Improvement
(2012/1982) Age 55

Dates indicate year appointed to present position/year employed by Vulcan.

Ages are as of March 1, 2013.

SHAREHOLDER INFORMATION

HOW TO REACH US

Shareholder Services
Our transfer agent and registrar, Computershare Shareowner Services LLC (Computershare), has a direct response system for handling shareholders' inquiries about change of address, account balances, recent dividend information, dividend checks, reportable income and dividend reinvestment.

Telephone
(866) 886-9902
(toll-free inside the U.S., and Canada)
(201) 680-6578
(outside the U.S. and Canada, may call collect)
(800) 231-5469
(TDD, hearing impaired)

Vulcan Materials Company
c/o Computershare
PO Box 43006
Providence, RI 02940-3006
Internet: www.computershare.com/investor

Investor Relations
Mark D. Warren
Telephone: (205) 298-3220
E-mail: ir@vmcmail.com

Community Relations
David A. Donaldson
Telephone: (205) 298-3220
E-mail: cr@vmcmail.com

Internet Address
Our Internet address is vulcanmaterials.com. This website includes general Company information, Securities and Exchange Commission filings, investor information and an archive of recent news releases.

Corporate Headquarters
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242-2545
Telephone: (205) 298-3000 Fax: (205) 298-2963

New York Stock Exchange (NYSE) Assertions
Our common stock is listed and traded on the NYSE under the symbol VMC. On June 19, 2012, Donald M. James, chairman and chief executive officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by Vulcan Materials Company of NYSE Corporate Governance listing standards.

The certifications of Mr. James and Daniel F. Sansone, executive vice president and chief financial officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our 2012 Annual Report on Form 10-K.

GENERAL INFORMATION

Notice of Annual Meeting
The annual meeting of shareholders will be held at the Company's headquarters, 1200 Urban Center Drive, Birmingham, Alabama 35242, on Friday, May 10, 2013, at 9:00 a.m., Central Daylight Time. All shareholders are urged to attend. A formal notice of the meeting and proxy materials accompany this report.

Electronic Deposit of Dividends
Registered holders of our common stock may have their quarterly dividends deposited to their checking or savings account free of charge. Contact Computershare personnel to sign up for this service.

Telephone: (866) 886-9902
Internet: www.computershare.com/investor

BuyDIRECT and Dividend Reinvestment Plan
The Computershare CIP direct purchase and dividend reinvestment plan offers both existing registered stockholders and first-time investors an affordable alternative for investing in the Company, including the ability to participate in automatic reinvestment of dividends to purchase additional shares of our common stock. A brochure describing this service may be obtained by calling or visiting:

Telephone: (866) 886-9902
Internet: www.computershare.com/investor

Independent Auditors
Deloitte & Touche LLP
Birmingham, Alabama

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